


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from _________ to _________.

Commission file number 333-179521

MOODY NATIONAL REIT I, INC.

(Exact name of registrant as specified in its charter)


SEC MAIL PROCESSING
RECEIVED
MAY - 2 2013
WASH. D.C.
193
SECTION

Maryland (State or other jurisdiction of incorporation or organization)	**26-1812865 (I.R.S. Employer Identification No.)**
6363 Woodway Drive, Suite 110 Houston, Texas (Address of principal executive offices)	**77057 (Zip Code)**

(713) 977-7500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

None

Securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer (Do not check if a smaller reporting company)	☐	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

There is no established trading market for the registrant's common stock and therefore the aggregate market value of the registrant's common stock held by non-affiliates cannot be determined. The registrant is currently conducting an ongoing public offering of its shares of common stock pursuant to a Registration Statement on Form S-11, which shares are being sold at $10.00 per share, with discounts available for certain categories of purchasers. There were approximately 906,527 shares of common stock held by non-affiliates at June 29, 2012, the last business day of the registrant's most recently completed second fiscal quarter.

As of March 19, 2013, there were 1,582,988 shares of the common stock of the registrant outstanding.

MOODY NATIONAL REIT I, INC.
TABLE OF CONTENTS

Special Note Regarding Forward-Looking Statements

Certain statements included in this annual report on Form 10-K (this "Annual Report") that are not historical facts (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are only predictions. We caution that forward-looking statements are not guarantees. Actual events or our investments and results of operations could differ materially from those expressed or implied in any forward-looking statements. Forward-looking statements are typically identified by the use of terms such as "may," "should," "expect," "could," "intend," "plan," "anticipate," "estimate," "believe," "continue," "predict," "potential" or the negative of such terms and other comparable terminology.

The forward-looking statements included herein are based upon our current expectations, plans, estimates, assumptions and beliefs which involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

- our ability to raise capital in our ongoing public offering;
- our ability to effectively deploy the proceeds raised in our public offering;
- our ability to obtain financing on acceptable terms;
- our levels of debt and the terms and limitations imposed on us by our debt agreements;
- our ability to identify and acquire real estate and real estate-related assets on terms that are favorable to us;
- risks inherent in the real estate business, including the lack of liquidity of real estate investments and potential liability relating to environmental matters;
- adverse developments affecting our sponsor and its affiliates;
- the availability of cash flow from operating activities for distributions;
- a decrease in the level of participation in our distribution reinvestment plan;
- changes in economic conditions generally and the real estate and debt markets specifically;
- conflicts of interest arising out of our relationship with our advisor and its affiliates;
- legislative or regulatory changes (including changes to the laws governing the taxation of real estate investment trusts, or REITs);
- interest rates; and
- changes to generally accepted accounting principles, or GAAP.

Any of the assumptions underlying the forward-looking statements included herein could be inaccurate, and undue reliance should not be placed upon on any forward-looking statements included herein. All forward-looking statements are made as of the date of this Annual Report, and the risk that actual results will differ materially from the expectations expressed herein will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements made after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason.

PART I

ITEM 1. ***Business***

Overview

Moody National REIT I, Inc. is a Maryland corporation formed on January 15, 2008, to invest in a diversified portfolio of real estate investments. We have elected to qualify as a real estate investment trust, or REIT, commencing with the taxable year ended December 31, 2011. As used herein, the terms "we," "our" and "us" refer to Moody National REIT I, Inc. and, as required by context, Moody National Operating Partnership I, LP, a Delaware limited partnership, which we refer to as our "operating partnership," and to their subsidiaries. References to "shares" and "our common stock" refer to the shares of our common stock. We own, and in the future intend to own, substantially all of our assets and conduct our operations through our operating partnership, of which we are the sole general partner.

On May 2, 2008, we filed a registration statement on Form S-11 with the Securities and Exchange Commission, or the SEC, for our initial public offering to offer a maximum of $1,000,000,000 in shares of our common stock to the public at $10.00 per share in our primary offering and $100,000,000 in shares of our common stock to our stockholders at $9.50 per share pursuant to our distribution reinvestment plan. On April 15, 2009, the SEC declared our registration statement effective and we commenced our initial public offering. On February 8, 2012, we were required to temporarily suspend our initial public offering due to the fact that our previous auditors, Pannell Kerr Forster of Texas, P.C., notified us that they could not be considered independent for the 2009, 2010 and 2011 fiscal years. We subsequently engaged Frazier & Deeter, LLC to audit our 2009, 2010 and 2011 consolidated financial statements and to review our 2011 interim consolidated financial statements. We recommenced our initial public offering on March 13, 2012.

On October 12, 2012, we terminated our initial public offering and commenced our follow-on public offering (discussed below). As of the termination of our initial public offering on October 12, 2012, we had accepted subscriptions for, and issued, 1,126,253 shares of our common stock in our initial public offering, including 29,580 shares of our common stock pursuant to our distribution reinvestment plan, resulting in offering proceeds of $10,966,713.

Prior to the termination of our initial public offering, on February 14, 2012, we filed a registration statement on Form S-11 with the SEC to register a follow-on public offering of up to $1,000,000,000 in shares of our common stock. In our follow-on offering we are offering up to $900,000,000 in shares of our common stock to the public and up to $100,000,000 in shares of our common stock to our stockholders pursuant to our distribution reinvestment plan. On October 12, 2012, our follow-on offering was declared effective by the SEC and we terminated our initial public offering and commenced our follow-on offering. As of December 31, 2012, we had accepted subscriptions for, and issued, 1,317,307 shares of our common stock in our initial public offering and our follow-on offering, including 36,065 shares of our common stock pursuant to our distribution reinvestment plan, resulting in aggregate offering proceeds of $12,812,414.

We are offering shares to the public in our follow-on public offering at a price of $10.00 per share, with discounts available for certain purchasers, and to our stockholders pursuant to our distribution reinvestment plan at a price of $9.50 per share. Our board of directors may change the price at which we offer shares to the public in our follow-on offering from time to time during the follow-on offering, but not more frequently than quarterly, to reflect changes in our estimated per-share net asset value and other factors our board of directors deems relevant.

We intend to use substantially all of the net proceeds from our public offering to invest in a diversified portfolio of real properties, real estate securities and debt-related investments. We anticipate that our portfolio will consist primarily of hotel properties located in the United States and Canada that we own exclusively or in joint ventures or other co-ownership arrangements with other persons. We may also invest in other property types consisting of multifamily, office, retail and industrial assets located in the United States and Canada as well as securities of real estate companies and debt-related investments. We may also make opportunistic investments in properties that may be under-developed or newly constructed and in properties that we believe are undervalued.

As of December 31, 2012, our portfolio consisted of (1) a 74.5% joint venture interest in a mortgage note, or the Hyatt Place note, issued by Moody National HP Grapevine Trust, a Delaware statutory trust, or the trust, in favor of Patriot Bank, a Texas banking association, or Patriot Bank, in the original principal amount of $13,000,000 and secured by a hotel property located in Grapevine, Texas and (2) a 91-suite hotel property located in The Woodlands, Texas, commonly known as the Homewood Suites by Hilton – Woodlands, or the Woodlands property. We began operations on May 27, 2010 with the acquisition of a 75% joint venture interest in a hotel property located in Atlanta, Georgia commonly known as the Residence Inn by Marriot Perimeter Center, or the Residence Inn property. We sold the Residence Inn property to a third-party buyer on August 23, 2012. For more information on our real estate portfolio, see "Investment Portfolio" below.

Moody National REIT I, Inc.
6363 Woodway Drive, Suite 110
Houston, Texas 77057


SEC MAIL PROCESSING
RECEIVED
MAY - 2 2013
WASH., D.C.
193
SECTION

April 30, 2013

VIA OVERNIGHT MAIL

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Moody National REIT I, Inc.
Commission File Number: 333-150612
Annual Report to Security Holders

Dear Ladies and Gentlemen:

On behalf of Moody National REIT I, Inc., a Maryland corporation (the "Company"), I hereby include, solely for the Commission's information, seven (7) copies of the Company's 2012 Annual Report to Stockholders (the "Annual Report"); which comprises the Company's annual report to security holders required by Rule 14a-3(b) under the Securities Exchange Act of 1934, as amended.

The Annual Report was first sent to stockholders of the Company on or about April 30, 2012.

If you have any questions about the enclosed document, please feel free to call me directly at (713) 977-7500.

Very truly yours,

Brett C. Moody
Chief Executive Officer and President

LEGAL02/34093505v1

Subject to certain restrictions and limitations, our business is externally managed by Moody National Advisor I, LLC, our external advisor, pursuant to an advisory agreement. We refer to Moody National Advisor I, LLC as our "advisor." Our advisor conducts our operations and manages our portfolio of real estate investments.

Moody Securities, LLC, an affiliate of our advisor, serves as our dealer manager for our continuous public offering. We refer to Moody Securities, LLC as our "dealer manager" or "Moody Securities."

Our office is located at 6363 Woodway Drive, Suite 110, Houston, Texas and our telephone number is (713) 977-7500.

2012 Highlights:

During the year ended December 31, 2012, we:

- raised $7,670,174 in our initial and follow-on public offerings;
- sold the Residence Inn property to a third-party buyer for an aggregate purchase price of $9,150,000;
- acquired the Woodlands property for an aggregate purchase price of $12,000,000, comprised of a cash payment to the seller of $5,088,578 and the assumption and modification of $6,911,422 of existing indebtedness on the Woodlands property, plus closing costs; and
- continued paying a distribution which, if paid each day over a 365-day period, is equivalent to an 8.0% annualized distribution rate based on a purchase price of $10.00 per share of our common stock.

Investment Objectives

Our primary investment objectives are to:

- preserve, protect and return stockholders' capital contributions;
- pay regular cash distributions to stockholders; and
- realize capital appreciation upon the ultimate sale of the real estate assets we acquire.

Investment Strategy

In identifying investments, we rely upon our "Moody Core Plus Plus" investment strategy. "Core" refers to a stable, Class A asset in a major metropolitan market, which can provide net operating income stability. However, we believe that a core buying strategy, without a supply-demand imbalance, offers minimal growth potential along with an increased risk of asset devaluation. "Core Plus" builds upon a foundation of targeting core markets, which are major metropolitan areas with stable population growth, high barriers to entry and multiple demand generators. Our Core Plus strategy seeks to capitalize upon potential supply-demand imbalances that we believe will create a technical pressure on a particular asset or asset class. We intend to identify these technical pressures created by demographic, business and industry changes which lead to supply and demand imbalances in a particular market. By utilizing this Core Plus strategy of purchasing undervalued assets with underlying intrinsic value, we believe a core asset will create greater value at disposition. Our Core Plus Plus strategy builds further upon the acquisition philosophy of Core Plus to combine our real property investments with real estate securities and debt-related investments, including (1) mortgage and mezzanine loans, (2) debt and derivative securities related to real estate, including mortgage-backed securities, and (3) the equity securities of other REITs and real estate companies. We are not specifically limited in the number or size of our real estate securities and debt-related investments, or the percentage of the net proceeds from our public offerings that we may invest in a single real estate security or debt-related investment. The number and mix of properties we acquire and other investments we make will depend upon real estate and market conditions and other circumstances existing at the time we are acquiring our properties and making our investments and the amount of proceeds we raise in our continuous public offering.

Investment Portfolio

As of December 31, 2012, our portfolio consisted of two investments: (1) a 74.5% joint venture interest in the Hyatt Place note; and (2) the Woodlands property.

Hyatt Place Note

On June 3, 2011, and effective as of May 5, 2011, we acquired a joint venture interest in the Hyatt Place note. As of the closing date, the Hyatt Place note had an outstanding principal balance of $12,759,199 and all accrued interest and fees due and payable on the Hyatt Place note had been paid by the trust as borrower. The entire unpaid principal balance of the Hyatt Place note and all accrued and unpaid interest is due and payable in full on February 1, 2018. The Hyatt Place note accrued interest at a fixed rate of 5.15% per annum from the closing date through August 21, 2012. For the period from August 21, 2012 through August 21, 2015, the Hyatt Place note will accrue interest at a fixed rate equal to 5.15%. For the period from August 21, 2015 through the maturity date, the Hyatt Place note will bear interest at a fixed rate equal to (1) the variable interest rate per annum published in the Wall Street Journal as the "prime rate" for the U.S. in effect as of August 21, 2015, plus (2) 1.90%, provided that in no event will the interest rate exceed the maximum rate permitted by law. For more information on the terms of the Hyatt Place note, see Note 4 to our consolidated financial statements.

We acquired the Hyatt Place note through our joint venture, MNHP Note Holder, LLC, a Delaware limited liability company, or the note joint venture, for an aggregate purchase price of $12,759,199, exclusive of closing costs. The note joint venture financed the payment of the purchase price for the Hyatt Place note with (1) the initial capital contribution to the note joint venture from our operating partnership in the amount of $1,080,000, (2) the initial capital contribution to the note joint venture from the trust members in the amount of $181,000, and (3) the proceeds of a loan from Patriot Bank evidenced by a promissory note in the aggregate principal amount of $11,483,280, or the acquisition note. As of December 31, 2012, our operating partnership's membership interest in the note joint venture was 74.5% and the trust members' collective membership interest in the note joint venture was 11.5%. As of December 31, 2012, Moody National Mortgage Corporation, or Moody National Mortgage, an affiliate of our sponsor, owned an approximately 14% membership interest in the note joint venture, which Moody National Mortgage received as consideration for providing a guaranty of the note joint venture's obligations under the acquisition note.

The Hyatt Place note is secured by a hotel property located in Grapevine, Texas commonly known as the Hyatt Place Grapevine hotel, or the Hyatt Place property. The Hyatt Place property contains 125 rooms, is comprised of 70,646 gross square feet and is located on a 2.49 acre parcel of land. The Hyatt Place property is located adjacent to the Grapevine Mills shopping mall and the Dallas/Fort Worth International Airport is approximately two miles south of the Hyatt Place property. The Hyatt Place property was constructed in 1995 and was renovated in 2007-2008 in connection with its conversion from an AmeriSuites to a Hyatt Place hotel. Amenities at the Hyatt Place property include a main lobby area, a café serving continental breakfast and other meals, a lobby area bar and lounge, a commercial kitchen area, service and support areas, three meeting rooms, a business center, a fitness center, a commercial laundry area and a heated swimming pool. The Hyatt Place property includes paved surface parking for 128 vehicles, including 6 handicapped parking spaces.

Woodlands Property

On November 8, 2012, Moody National Wood-Hou Holding, LLC, a wholly owned subsidiary of our operating partnership, or Moody Holding, acquired fee simple title to the Woodlands property from unaffiliated third party sellers for an aggregate purchase price of $12,000,000 (plus closing costs), comprised of (1) a cash payment to the sellers of $5,088,578 and (2) the assumption and modification of an existing mortgage loan secured by the Woodlands property with a principal balance as of the closing date of $6,911,422 from U.S. Bank National Association, as Trustee for the Registered Holders of J.P. Morgan Chase Commercial Mortgage Securities Trust 2006-LDP9, Commercial Mortgage Pass-Through Certificates, Series 2006-LDP9.

The Woodlands property is a 91-suite hotel property located in The Woodlands, Texas, a suburb of Houston, Texas. The Woodlands property was developed in 2001 and features 70 one bedroom/one bath suites and 21 two bedroom/two bath suites. All suites at the Woodlands property have fully equipped kitchens, separate eating and sitting areas and high speed internet access. Property amenities at the Woodlands property include a business center, meeting rooms, fitness center and courtyard pool and spa. The Woodlands is the largest master planned community in Texas and is located approximately 20 miles north of downtown Houston. Over 1,000 companies are located in The Woodlands, including Fortune 500 companies such as Anardarko and Chevron Phillips. Additionally, Exxon Mobil has announced that it is developing an office complex in The Woodlands to consolidate its several separate offices located throughout Houston.

In connection with the acquisition of the Woodlands property, we formed a taxable REIT subsidiary, or TRS. Upon the closing of the acquisition of the Woodlands property, Moody National Wood-Hou MT, LLC, a wholly owned subsidiary of the TRS, which we refer to as the "Master Tenant," entered into a Hotel Lease Agreement pursuant to which Moody Holding leases the Woodlands property to the Master Tenant. The lease provides for a ten-year lease term, provided that Moody Holding may terminate the lease upon 45 days prior written notice to the Master Tenant in the event that Moody Holding contracts to sell the Woodlands property to a non-affiliated entity, effective upon the consummation of such a sale of the Woodlands property.

Moody National Hospitality Management, LLC, our affiliate, manages the Woodlands property pursuant to a Hotel Management Agreement between Moody National Hospitality Management, LLC and the Master Tenant.

Property Disposition

On August 23, 2012, Moody National RI Perimeter Holding, LLC, or Perimeter Holding, a wholly-owned subsidiary of one of our joint ventures and holder of fee simple title to a 128-room all-suite hotel property located in Atlanta, Georgia, commonly known as the Residence Inn by Marriot Perimeter Center, sold the Residence Inn property to a third party buyer for an aggregate purchase price of $9,150,000. Perimeter Holding originally purchased the Residence Inn property for an aggregate purchase price of $7,350,000 plus closing costs, transfer taxes and certain payments to third parties in connection with fees incurred by the seller of the Residence Inn property.

A portion of the proceeds from the sale of the Residence Inn property were used to repay the $5,000,000 loan obtained to acquire the Residence Inn property, or the Perimeter loan. In connection with the prepayment of the Perimeter loan, Perimeter Holding paid $391,232 of the prepayment penalty and buyer paid $291,232 of the prepayment penalty. In addition, Perimeter Holding has paid Residence Inn by Marriott, LLC the $600,000 franchise termination fee payable pursuant to the management agreement with Marriott, LLC in connection with the anticipated termination of the management agreement.

Potential Property Acquisition

On February 11, 2013, we entered into the purchase agreement relating to the acquisition of a Hyatt Place hotel property located in Germantown, Tennessee, a suburb of Memphis, or the Hyatt Place hotel, from an unaffiliated third party seller for an aggregate purchase price of $11,300,000, plus closing costs. We intend to finance the acquisition of the Hyatt Place hotel with proceeds from our continuous public offering and approximately $7,600,000 of indebtedness secured by the Hyatt Place hotel.

The acquisition of the Hyatt Place hotel is subject to substantial conditions to closing, including: (1) obtaining appropriate financing for the acquisition of the Hyatt Place hotel; (2) the sale of a sufficient number of shares of our common stock in our public offering to fund a portion of the purchase price for the Hyatt Place hotel; and (3) the absence of a material adverse change to the Hyatt Place hotel prior to the date of the acquisition. There is no assurance that we will close the acquisition of the Hyatt Place hotel on the terms described above or at all.

Borrowing Policies

We use, and intend to use in the future, secured and unsecured debt as a means of providing additional funds for the acquisition of real property, securities and debt-related investments. By operating on a leveraged basis, we expect that we will have more funds available for investments. This will generally allow us to make more investments than would otherwise be possible, potentially resulting in enhanced investment returns and a more diversified portfolio. However, our use of leverage increases the risk of default on loan payments and the resulting foreclosure on a particular asset. In addition, lenders may have recourse to assets other than those specifically securing the repayment of the indebtedness. When debt financing is unattractive due to high interest rates or other reasons, or when financing is otherwise unavailable on a timely basis, we may purchase certain assets for cash with the intention of obtaining debt financing at a later time.

As of December 31, 2012, our outstanding indebtedness totaled $17,904,671, which consisted of $11,003,658 outstanding on the loan we assumed in connection with the acquisition of the Hyatt Place note and $6,901,013 outstanding on a loan we assumed in connection with the acquisition of the Woodlands property.

Our aggregate borrowings, secured and unsecured, are reviewed by our board of directors at least quarterly. Under our Articles of Amendment and Restatement, which we refer to, as amended, as the "charter," we are prohibited from borrowing in excess of 300% of the value of our net assets. "Net assets" for purposes of this calculation is defined to be our total assets (other than intangibles), valued at cost prior to deducting depreciation, reserves for bad debts and other non-cash reserves, less total liabilities. The preceding calculation is generally expected to approximate 75% of the aggregate cost of our assets before non-cash reserves and depreciation. However, we may temporarily borrow in excess of these amounts if such excess is approved by a majority of our independent directors and disclosed to stockholders in our next quarterly report, along with an explanation for such excess. As of December 31, 2012, our debt levels did not exceed 300% of the value of our net assets.

As of December 31, 2011, our debt-to net assets ratio exceeded 300%. Our independent directors approved such excess debt due to the fact that our board of directors believed that our outstanding indebtedness was adequately secured and we were able to service our outstanding indebtedness under the terms of our financing agreements.

Our advisor will seek to obtain financing on the most favorable terms available to us. We expect we will refinance assets during the term of a loan only in limited circumstances, such as when a decline in interest rates makes it beneficial to prepay an existing loan, when an existing loan matures or if an attractive investment becomes available and the proceeds from the refinancing can be used to purchase such investment. The benefits of any such refinancing may include increased cash flow resulting from reduced debt service requirements, an increase in distributions from proceeds of the refinancing and an increase in diversification and assets owned if all or a portion of the refinancing proceeds are reinvested.

Our charter restricts us from obtaining loans from any of our directors, our advisor and any of our affiliates unless such loan is approved by a majority of the directors (including a majority of the independent directors) not otherwise interested in the transaction as fair, competitive and commercially reasonable and no less favorable to us than comparable loans between unaffiliated parties.

Economic Dependency

We are dependent on our advisor and our dealer manager for certain services that are essential to us, including the sale of our shares in our continuous public offering; the identification, evaluation, negotiation, purchase and disposition of properties and other investments; management of the daily operations of our real estate portfolio; and other general and administrative responsibilities. In the event that our advisor or dealer manager is unable to provide their respective services, we will be required to obtain such services from other sources.

Competitive Market Factors

The United States commercial real estate market remains competitive. We face competition from various entities for investment opportunities in our targeted assets, including other REITs, pension funds, insurance companies, investment funds and real estate companies, partnerships and developers. Many of these entities have substantially greater financial resources than we do and may be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of a tenant or the geographic location of investments. Competition from these entities may reduce the number of suitable investment opportunities offered to us or increase the bargaining power of property owners seeking to sell real estate assets. In particular, the hotel industry is highly competitive. The Woodlands property is located in a developed area that includes other hotels and competes for guests primarily with other hotels in the immediate vicinity and secondarily with other hotels in the geographic market. An increase in the number of competitive hotels in a particular area could have a material adverse effect on the occupancy, average daily rate, or ADR, and revenue per available room, or RevPAR, of our hotels in that area. We believe that brand recognition, location, price and quality (of both the hotel and the services provided) are the principal competitive factors affecting the Woodlands property. Additionally, general economic conditions in a particular market and nationally impact the performance of the hotel industry.

Additionally, recent disruptions and dislocations in the credit markets materially impacted the cost and availability of debt to finance real estate acquisitions, which is a key component of our acquisition strategy. Although access to credit has improved, future limited availability of financing could result in a further reduction of suitable investment opportunities and create a competitive advantage for other entities that have greater financial resources than we do. All of the above factors could result in delays in the investment of proceeds from our continuous public offering. Further, as a result of their greater resources, our competitors may have more flexibility than we do in their ability to offer rental concessions to attract tenants for commercial properties. This could put pressure on our ability to maintain or raise rents and could adversely affect our ability to attract or retain tenants. As a result, our financial condition, results of operations, cash flow, ability to satisfy our debt service obligations and ability to pay distributions to our stockholders may be adversely affected.

The success of our portfolio of real estate securities and debt-related investments will depend, in part, on our ability to acquire and originate investments with spreads over our borrowing cost. In acquiring and originating these investments, we compete with other REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, other lenders, governmental bodies and other entities, many of which have greater financial resources and lower costs of capital available to them than we do. In addition, there are numerous REITs and real estate funds with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, size of loans offered and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential loans than we are, our acquisition and origination volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Tax Status

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, commencing with the taxable year ended December 31, 2011. Prior to qualifying to be taxed as a REIT, we were subject to normal federal and state corporation income taxes. We previously determined not to make an election to qualify as a REIT under the Internal Revenue Code because we had a net operating loss for the years ended December 31, 2009 and 2010 and had fewer than 100 stockholders as of December 31, 2009 and 2010.

To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we distribute at least 90% of our REIT taxable income to our stockholders. As a REIT, we generally will not be subject to federal income tax at the corporate level. We believe we are organized and operate in such a manner as to qualify for taxation as a REIT under the Internal Revenue Code, and we intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to qualify or remain qualified as a REIT.

Environmental

All real property investments and the operations conducted in connection with such investments are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. Some of these laws and regulations may impose joint and several liability on customers, owners or operators for the costs to investigate or remediate contaminated properties, regardless of fault or whether the acts causing the contamination were legal.

Under various federal, state and local environmental laws, a current or previous owner or operator of real property may be liable for the cost of removing or remediating hazardous or toxic substances on a real property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of hazardous substances, or the failure to properly remediate these substances, may adversely affect our ability to sell, rent or pledge such real property as collateral for future borrowings. Environmental laws also may impose restrictions on the manner in which real property may be used or businesses may be operated. Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures or may impose material environmental liability. Additionally, tenants' operations, the existing condition of land when we buy it, operations in the vicinity of our real properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our real properties. There are also various local, state and federal fire, health, life-safety and similar regulations with which we may be required to comply and which may subject us to liability in the form of fines or damages for noncompliance. In connection with the acquisition and ownership of real properties, we may be exposed to such costs in connection with such regulations. The cost of defending against environmental claims, of any damages or fines we must pay, of compliance with environmental regulatory requirements or of remediating any contaminated real property could materially and adversely affect our business, lower the value of our assets or results of operations and, consequently, lower the amounts available for distribution to our stockholders.

We do not believe that compliance with existing environmental laws will have a material adverse effect on our financial condition or results of operations. However, we cannot predict the impact of unforeseen environmental contingencies or new or changed laws or regulations on properties in which we hold an interest, or on properties that may be acquired directly or indirectly in the future.

Seasonality

The hotel industry historically has been seasonal in nature. Seasonal variations in occupancy at the Woodlands property and other hotel properties we may acquire may cause quarterly fluctuations in our revenues. Specifically, business class hotels tend to draw lower occupancy rates during holidays as there is less business travel. To the extent that cash flow from operations is insufficient during any quarter, due to temporary or seasonal fluctuations in revenue, we expect to utilize cash on hand or if necessary any available other financing sources to make distributions.

Employees

We have no paid employees. The employees of our advisor or its affiliates provide management, acquisition, advisory and certain administrative services for us.

Financial Information About Segments

Our current business consists of owning, managing, operating, leasing, acquiring, developing, investing in, and disposing of real estate assets. We internally evaluate all of our real estate assets as one industry segment, and, accordingly, we do not report segment information.

Available Information

We are subject to the reporting and information requirements of the Securities Exchange Act of 1934, or the Exchange Act, and, as a result, we file periodic reports and other information with the SEC. Access to copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other filings with the SEC, including amendments to such filings, may be obtained free of charge from the following website, http://www.moodynationalreit.com/. Our filings are also available on the SEC's website, http://www.sec.gov, free of charge. These filings are available promptly after we file them with, or furnish them to, the SEC.

ITEM 1A. ***Risk Factors***

The following are some of the risks and uncertainties that could cause our actual results to differ materially from those presented in our forward-looking statements. The risks and uncertainties described below are not the only ones we face but do represent those risks and uncertainties that we believe are material to us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business. Our stockholders or potential investors may be referred to as "you" or "your" in this Item 1A.

Investment Risks

Since the commencement of our initial public offering in 2009, we have raised a relatively limited amount of offering proceeds, and have made a limited number of investments.

Based upon our operating history to date and our limited portfolio of investments, there can be no assurance that we will be able to successfully operate our business or achieve our investment objectives. On April 15, 2009, we commenced our initial public offering. On May 18, 2010, we raised the minimum offering amount of $2,000,000 in our initial public offering and all of the subscription proceeds held in an escrow account, plus interest, were released to us. During the period from the commencement of our initial public offering on April 15, 2009 to December 31, 2012, we accepted investors' subscriptions for, and issued,1,317,307 shares of our common stock in our initial and follow-on public offering, including 36,065 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of approximately $12,812,414. As of December 31, 2012, we had made only three investments, one of which, our joint venture interest in the Residence Inn property, a Residence Inn hotel located in Atlanta, Georgia, we disposed of in August 2012. If we are unable to raise sufficient proceeds in our public offering, we will not be able to meet our investment objectives, which could have an adverse effect on our results of operations and ability to make distributions to our stockholders. Further, there is no guarantee that we will be able to sell all of the $900 million in shares of our common stock registered for sale to the public in our continuous public offering.

We have experienced losses in the past and may experience similar losses in the future.

We incurred a net operating loss for the years ended December 31, 2009 and 2010. Our losses can be attributed, in part, to the initial start-up costs and operating expenses incurred prior to making investments in properties. In addition, depreciation and amortization expenses substantially reduced our income. We cannot assure you that we will be profitable in the future or that we will realize growth in the value of our assets.

We are subject to compliance with securities law, which exposes us to potential liabilities, including potential rescission rights.

Pannell Kerr Forster of Texas, P.C., or PKF, served as our independent auditor beginning in November 10, 2010 through February 8, 2012. On February 7, 2012, PKF informed our board of directors that it could not be considered independent in accordance with Rule 201 of SEC Regulation S-X for the 2011 fiscal year. On February 10, 2012, PKF informed our board that it could not be considered independent for the 2009 and 2010 fiscal years. Consequently, from March 31, 2011 (the date PKF first issued a report on our financial statements) to February 8, 2012, the offer and sale of securities in our continuous initial public offering may have failed to comply fully with Section 5 of the Securities Act which may trigger a right of rescission under the Securities Act for investors that purchased shares of our common stock during this period. Such stockholders may have the right to rescind their purchase of shares of our common stock and require us to reacquire their shares at a price equal to the price originally paid for such shares with interest, less the amount of any income received with respect to such shares. An investor who acquired shares of our common stock during this period who no longer owns the shares they acquired may have the right to collect damages from us in lieu of the rescission rights described above. If stockholders were successful in seeking rescission and/or damages, we would face financial demands that could adversely affect our business and operations. Additionally, we may become subject to penalties imposed by the SEC and state securities agencies. As of the date of this Annual Report, we have not received a claim for rescission. If stockholders seek rescission and/or damages or we conduct a rescission offer, we may or may not have the resources to fund the repurchase of the securities.

There is no public trading market for shares of our common stock and we are not required to effectuate a liquidity event by a certain date. As a result, it will be difficult for you to sell your shares of common stock and, if you are able to sell your shares, you are likely to sell them at a substantial discount.

There is no current public market for the shares of our common stock and we have no obligation to list our shares on any public securities market or provide any other type of liquidity to our stockholders. It will therefore be difficult for you to sell your shares of our common stock promptly or at all. Even if you are able to sell your shares of our common stock, the absence of a public market may cause the price received for any shares of our common stock sold to be less than what you paid or less than your proportionate value of the assets we own. We have adopted a share redemption program but it is limited in terms of the amount of shares that may be purchased by us each quarter. Additionally, our charter does not require that we consummate a transaction to provide liquidity to our stockholders on any date certain or at all. As a result, you should purchase shares of our common stock only as a long-term investment, and you must be prepared to hold your shares for an indefinite length of time.

We commenced operations on May 27, 2010 and therefore we have a limited operating history and there is no assurance that we will be able to successfully achieve our investment objectives.

We commenced operations on May 27, 2010 with the acquisition of our first investment, have a limited operating history and have made only three investments, one of which, our joint venture interest in the Residence Inn property, we disposed of in August 2012. As a result, we may not be able to successfully operate our business or achieve our investment objectives. An investment in shares of our common stock may entail more risk than an investment in the shares of common stock of a real estate investment trust with a substantial operating history. In addition, you should not rely on the past performance of real property, real estate securities or debt-related investments owned by other Moody National affiliates to predict our future results. Our investment strategy and key employees differ from the investment strategies and key employees of our affiliates in the past and present and may continue to do so in the future.

We presently intend to effect a liquidity event within four to six years from the completion of our initial public offering; however, there can be no assurance that we will effect a liquidity event within such time or at all. If we do not effect a liquidity event, it will be very difficult for you to have liquidity for your investment in shares of our common stock.

In the future, our board of directors will consider various forms of liquidity events, including, but not limited to, (1) the sale of all or substantially all of our real estate assets for cash or other consideration, (2) our sale or merger in a transaction that provides our stockholders with cash and/or securities of a publicly traded company and (3) the listing of our common stock on a national securities exchange. We presently intend to effect a liquidity event within four to six years from the termination of our initial public offering, which occurred on October 12, 2012. However, there can be no assurance that we will cause a liquidity event to occur within such time or at all. If we do not effect a liquidity event, it will be very difficult for you to have liquidity for your investment in shares of our common stock other than limited liquidity through our share redemption program.

Payment of fees to our advisor and its affiliates reduces cash available for investment, which may result in stockholders not receiving a full return of their invested capital.

Because a portion of the offering price from the sale of our shares is used to pay expenses and fees, the full offering price paid by our stockholders will not be invested in real estate assets. As a result, stockholders will only receive a full return of their invested capital if we either (1) sell our assets or our company for a sufficient amount in excess of the original purchase price of our assets or (2) the market value of our company after we list our shares of common stock on a national securities exchange is substantially in excess of the original purchase price of our assets.

If we internalize our management functions, your interest in us could be diluted and we could incur other significant costs associated with being self-managed.

Our board of directors may decide in the future to internalize our management functions. If we do so, we may elect to negotiate to acquire our advisor's assets and personnel. At this time, we cannot anticipate the form or amount of consideration or other terms relating to any such acquisition. Such consideration could take many forms, including cash payments, promissory notes and shares of our common stock. The payment of such consideration could result in dilution of your interests as a stockholder and could reduce the earnings per share and funds from operations per share attributable to your investment.

Additionally, while we would no longer bear the costs of the various fees and expenses we pay to our advisor under the advisory agreement, our direct expenses would include general and administrative costs, including legal, accounting and other expenses related to corporate governance, SEC reporting and compliance. We would also be required to employ personnel and would be subject to potential liabilities commonly faced by employers, such as workers disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances as well as incur the compensation and benefits costs of our officers and other employees and consultants that we now expect to be paid by our advisor or its affiliates. We may issue equity awards to officers, employees and consultants, which awards would decrease net income and funds from operations and may further dilute your investment. We cannot reasonably estimate the amount of fees to our advisor we would save or the costs we would incur if we became self-managed. If the expenses we assume as a result of an internalization are higher than the expenses we avoid paying to our advisor, our earnings per share and funds from operations per share would be lower as a result of the internalization than it otherwise would have been, potentially decreasing the amount of funds available to distribute to our stockholders and the value of our shares.

If we internalize our management functions, we could have difficulty integrating these functions as a stand-alone entity. Currently, our advisor and its affiliates perform asset management and general and administrative functions, including accounting and financial reporting, for multiple entities. These personnel have a great deal of know-how and experience which provides us with economies of scale. We may fail to properly identify the appropriate mix of personnel and capital needs to operate as a stand-alone entity. An inability to manage an internalization transaction effectively could thus result in our incurring excess costs and suffering deficiencies in our disclosure controls and procedures or our internal control over financial reporting. Such deficiencies could cause us to incur additional costs, and our management's attention could be diverted from most effectively managing our real estate assets.

If we were to internalize our management or if another investment program, whether sponsored by our sponsor or otherwise, hires the employees of our advisor in connection with its own internalization transaction or otherwise, our ability to conduct our business may be adversely affected.

We rely on persons employed by our advisor and its affiliates to manage our day-to-day operations. If we were to effectuate an internalization of our advisor, we may not be able to retain all of the employees of our advisor and its affiliates or to maintain a relationship with our sponsor. In addition, some of the employees of our advisor and its affiliates may provide services to one or more other investment programs. These programs or third parties may decide to retain some or all of our advisor's key employees in the future. If this occurs, these programs could hire certain of the persons currently employed by our advisor and its affiliates who are most familiar with our business and operations, thereby potentially adversely impacting our business.

You are limited in your ability to sell your shares of common stock pursuant to our share redemption program. You may not be able to sell any of your shares of our common stock back to us, and if you do sell your shares, you may not receive the price you paid.

Our share redemption program may provide you with a limited opportunity to have your shares of common stock redeemed by us at a price equal to or at a discount from the current offering price per share for the shares being redeemed. Following the termination of the sale of shares to the public in our primary offering, shares of common stock will be redeemed pursuant to the share redemption program, subject to certain restrictions and limitations, at a price equal to, or at a discount from, a price based upon the per-share net asset value of the company and other factors our board of directors deems relevant. Shares of our common stock are redeemed on a quarterly basis. However, our share redemption program contains certain restrictions and limitations, including those relating to the number of shares of our common stock that we can redeem at any given time and limiting the redemption price. Specifically, we limit the number of shares to be redeemed during any calendar year to no more than (1) 5.0% of the weighted average of the shares of our common stock outstanding during the prior calendar year and (2) those that could be funded from the net proceeds from the sale of shares under our distribution reinvestment plan in the prior calendar year plus such additional funds as may be reserved for that purpose by our board of directors; provided, however that the above limitation does not apply to redemptions requested within two years after the death of a stockholder. In addition, our board of directors reserves the right to reject any redemption request for any reason or no reason or to amend, suspend or terminate the share redemption program at any time upon 30 days' prior written notice. Therefore, you may not have the opportunity to make a redemption request prior to a termination of the share redemption program and you may not be able to sell any of your shares of common stock back to us pursuant to our share redemption program. Moreover, if you do sell your shares of common stock back to us pursuant to the share redemption program, you may not receive the same price you paid for any shares of our common stock being redeemed.

Our cash distributions are not guaranteed, may fluctuate and may constitute a return of capital or taxable gain from the sale or exchange of property.

We began paying a distribution in July 2010 at a rate which, if paid each day over a 365-day period, is equivalent to an 8.0% annualized distribution rate based on a purchase price of $10.00 per share of our common stock. The actual amount and timing of distributions will be determined by our board of directors and typically will depend upon the amount of funds available for distribution, which will depend on items such as current and projected cash requirements and tax considerations. As a result, our distribution rate and payment frequency may vary from time to time. To the extent we do not have sufficient funds, or sources, of funds to pay distributions, we may be forced to reduce the rate at which we pay distributions or stop paying distributions entirely. Distributions payable to our stockholders may also include a return of capital, rather than a return on capital.

We have and may continue to pay distributions from sources other than our cash flow from operations. To the extent that we pay distributions from sources other than our cash flow from operations, we will have reduced funds available for investment and the overall return to our stockholders may be reduced.

Our organizational documents permit us to pay distributions from any source, including net proceeds from our public offerings, borrowings, advances from our sponsor or advisor and the deferral of fees and expense reimbursements by our advisor, in its sole discretion. Since our inception, our cash flow from operations has not been sufficient to fund all of our distributions, and as a consequence we have funded a significant portion of our distributions with the net proceeds of our public offerings. Of the $1,162,313 in total distributions we paid during the period from our inception through December 31, 2012, including shares issued pursuant to our distribution reinvestment plan, approximately 61% was funded from cash flow from operations and approximately 39% was funded from offering proceeds. In the future, our cash flow from operations may not be sufficient to fund our distributions and we may continue to fund all or a portion of our distributions from offering proceeds or other sources other than cash flow from operations. Until we make substantial investments, we may continue to fund distributions from the net proceeds from this offering or sources other than cash flow from operations. We have not established a limit on the amount of offering proceeds, or other sources other than cash flow from operations, which we may use to fund distributions.

If we are unable to consistently fund distributions to our stockholders entirely from our cash flow from operations, the value of your shares upon a listing of our common stock, the sale of our assets or any other liquidity event may be reduced. To the extent that we fund distributions from sources other than our cash flow from operations, our funds available for investment will be reduced relative to the funds available for investment if our distributions were funded solely from cash flow from operations, our ability to achieve our investment objectives will be negatively impacted and the overall return to our stockholders may be reduced. In addition, if we make a distribution in excess of our current and accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, which will reduce the stockholder's tax basis in its shares of common stock. The amount, if any, of each distribution in excess of a stockholder's tax basis in its shares of common stock will be taxable as gain realized from the sale or exchange of property. For further information regarding the tax consequences in the event we make distributions other than from cash flow from operations, please see "Federal Income Tax Considerations–Taxation of Taxable U.S. Stockholders."

Payments to the holder of the special units of our operating partnership may reduce cash available for distribution to our stockholders and the value of our shares of common stock upon consummation of a liquidity event.

Moody OP Holdings I, LLC, as the holder of the special units of our operating partnership, may be entitled to receive 15% of specified distributions made upon dispositions of our operating partnership's assets and a promissory note, cash or shares of our common stock of such amount upon the occurrence of specified events, including, among other events, a listing of our shares on an exchange or the termination or non-renewal of the advisory agreement. Payments to the holder of the special units upon dispositions of our operating partnership's assets and redemptions of the special units may reduce cash available for distribution to our stockholders and the value of shares of our common stock upon consummation of a liquidity event.

Recently enacted and potential further financial regulatory reforms could have a significant impact on our business, financial condition and results of operations.

On July 21, 2010, President Barack Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the "Dodd-Frank Act," into law. The Dodd-Frank Act represents a significant change in the American financial regulatory environment and impacts nearly every aspect of the U.S. financial services industry. The Dodd-Frank Act requires various federal agencies to adopt hundreds of new rules to implement the Dodd-Frank Act and to deliver to Congress numerous studies and reports that may influence future legislation. The Dodd-Frank Act leaves significant discretion to federal agencies as to exactly how to implement the broad provisions of the Dodd-Frank Act. As a result, many of the details and much of the impact of the Dodd-Frank Act may not be known for some time and the full extent of the impact of the Dodd-Frank Act on our operations is currently unclear. The changes resulting from the Dodd-Frank Act may impact the profitability of business activities, require changes to certain business practices, impose more stringent capital, liquidity and leverage requirements or otherwise adversely affect our business.

Further, we may be required to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements under the Dodd-Frank Act, which may negatively impact results of operations and financial condition.

Risks Related To Our Business

We, our sponsor and our advisor have limited experience in operating a public company or a REIT, and our failure to operate successfully or profitably could have a material adverse effect on our ability to generate cash flow.

We and our advisor are each recently formed companies. Other than our company, neither our advisor nor our sponsor nor any of our advisor's or sponsor's respective officers or employees in their capacities with our advisor and our sponsor have operated a public company or an entity that has elected, or intends to elect, to be taxed as a REIT, and we may not be able to operate such an entity successfully. You should not rely upon the past performance of other real estate investment programs of our affiliates to predict our future results. As of the date of this Annual Report, we have invested in only three real estate assets, one of which, our joint venture interest in the Residence Inn property, we disposed of in August 2012. You should consider our prospects in light of the risks, uncertainties and difficulties frequently encountered by companies that are, like us, in their early stage of development. To be successful, we must, among other things:

- identify and acquire investments that align with our investment strategies;
- establish and maintain contacts with licensed securities brokers and other agents to successfully complete our continuous public offering;
- attract, integrate, motivate and retain qualified personnel to manage our day-to-day operations;

- respond to competition for our targeted real estate properties, real estate securities and debt-related investments as well as for potential investors in our shares; and
- continue to build and expand our operations structure to support our business.

Our failure, or our advisor's or sponsor's failure, to operate successfully or profitably could have a material adverse effect on our ability to generate cash flow to make distributions to our stockholders and could cause you to lose all or a portion of your investment in our shares.

Our success is dependent on the performance of our sponsor and Moody National affiliates.

Our ability to achieve our investment objectives and to pay distributions is dependent upon the performance of our advisor, our sponsor and other affiliates of our sponsor. Our sponsor and its other affiliates are sensitive to trends in the general economy, as well as the commercial real estate and credit markets. The current macroeconomic environment and recent credit crisis has negatively impacted the value of commercial real estate assets, contributing to a general slow down in the real estate industry, which we anticipate will continue through 2013. The recent economic downturn has resulted in overall transaction volume and size of sales and leasing activities to decline which has had an adverse impact on our sponsor and its affiliates, and could continue to put downward pressure on our sponsor's revenues and operating results.

The recent market downturn has adversely impacted, and could continue to adversely impact, certain prior real estate programs of our sponsor's affiliates, resulting in a decrease or deferral of distributions with respect to such programs. Moody National Management, L.P. continues to seek approval to amend its master lease agreements for certain prior real estate programs to provide for either a deferral or a waiver of a portion of lease payments to program investors, each an "amendment" and collectively referred to as the "amendments," and may continue to seek further amendments in the future depending upon the then-current economic conditions. Certain prior real estate programs have also requested additional cash infusions from investors to fund outstanding debt service payments. Further such requests may be necessary in the future depending upon the then-current economic conditions. These adverse developments have resulted in a reduction in payments to investors for certain prior real estate programs.

Moody National Management, L.P. has also commenced negotiations with lenders to restructure loan terms with respect to certain prior real estate programs in default under existing franchise or loan agreements and may continue to do so in the future. On some of the loans on these prior real estate programs, the lender is pursuing various alternatives simultaneously, including initiation of foreclosure proceedings and negotiations for loan modifications. On these loans, the lender and borrowers are actively working toward a loan modification. However, there is no assurance that final loan modifications will be achieved. With respect to two tenant-in-common programs sponsored by Moody National Realty, the initial lender sold the loans, and the purchaser of the loans initiated foreclosure proceedings resulting in the filing for protection from these proceedings in the United States Bankruptcy Court by an affiliate of Moody National Realty owning an original equity investment in one property of approximately $10,000 and approximately $10,039 in the other property. These affiliates have now received court approval of a confirmation plan under which an agreement was reached with the lender and the loans were reinstated. In addition, another affiliate of Moody National Realty and tenant-in-common owners in eight tenant-in-common programs collectively initiated legal proceedings against a lender. Currently, seven of these tenant-in-common programs have been restructured into a limited liability company owned by the former tenant-in-common owners and a lender affiliate, and the legal proceedings have been dismissed with respect to such programs. The lender and borrowers on one of the tenant-in-common programs entered into a settlement and reinstatement of the loan, and the legal proceedings have been dismissed with respect to such program.

In addition to the above, the 19 tenant-in-common owners of the Westchase Technology Center property, which originally acquired the property with a $4 million equity investment, declined to proceed with a lender's loan modification proposal and allowed the lender to foreclose on an office building which secured the loan. The 28 tenant-in-common owners of a two-hotel project (consisting of the Springhill Suites Altamonte and the Holiday Inn Express Orlando) which originally acquired the project with a $10.2 million equity investment, declined to proceed with a lender's loan modification proposal and allowed the lender to foreclose on the two hotels which secured the loan. The 14 tenant-in-common owners of a two-hotel project (consisting of the TownePlace Suite Miami Airport and TownePlace Suites Miami Lakes) which originally acquired the project with a $5.9 million equity investment, declined to proceed with a lender's loan modification proposal and allowed the lender to foreclose on the two hotels which secured the loan. The 16 tenant-in-common owners of the TownePlace Suites Mount Laurel, which originally acquired the property with a $5.6 million equity investment, declined to proceed with a lender's loan modification proposal and allowed the lender to foreclose on the hotel which secured the loan. Additionally, the 35 tenant-in-common owners of the Courtyard Columbus Airport, which originally acquired the property with a $11.1 million equity investment, entered into a deed in lieu of foreclosure agreement with the lender. Further, the lender for the Residence Inn Memphis filed foreclosure proceedings and one unaffiliated tenant-in-common owner of the Residence Inn Memphis filed for bankruptcy protection, which resulted in a court-ordered auction sale of the property and a loss of the original $6.93 million equity investment for the 17 tenant-in-common owners.

To the extent that any decline in revenues and operating results impacts our sponsor's ability to provide our advisor with sufficient resources to perform its obligations to us pursuant to the advisory agreement, our results of operations, financial condition and ability to pay distributions to our stockholders could also suffer. Additionally, such adverse conditions could require a substantial amount of time on the part of the management of our advisor and its affiliates, particularly with regard to other real estate programs, thereby decreasing the amount of time they spend actively managing our investments.

If we are delayed or unable to find suitable investments, we may not be able to achieve our investment objectives.

Delays in selecting, acquiring and developing real estate assets could adversely affect investor returns. Because we are conducting our continuous public offering on a "best efforts" basis over time, our ability to commit to purchase specific assets will depend, in part, on the amount of proceeds we have received at a given time. If we are unable to access sufficient capital, we may suffer from delays in deploying the capital into real estate assets.

The recent downturn in the credit markets has increased the cost of borrowing and has made financing difficult to obtain, each of which may have a material adverse effect on our results of operations and business.

Recent events in the financial markets have had an adverse impact on the credit markets and, as a result, the availability of credit has become more expensive and difficult to obtain. Some lenders are imposing more stringent restrictions on the terms of credit and there may be a general reduction in the amount of credit available in the markets in which we conduct business. The terms and availability of credit is expected to remain limited during 2013. The negative impact of the tightening of the credit markets may have a material adverse effect on us resulting from, but not limited to, an inability to finance the acquisition of real estate assets on favorable terms, if at all, increased financing costs or financing with increasingly restrictive covenants.

We are uncertain of our sources for funding our future capital needs. If we cannot obtain debt or equity financing on acceptable terms, our ability to acquire real estate assets and to expand our operations will be adversely affected.

The net proceeds from our continuous public offering will be used for investments in real properties, real estate securities and debt-related investments, for payment of operating expenses and for payment of various fees and expenses such as acquisition fees, origination fees, asset management fees and property management fees. We do not intend to establish a general working capital reserve out of the proceeds from our continuous public offering during the offering. Accordingly, in the event that we develop a need for additional capital in the future for investments, the improvement of our real properties or for any other reason, sources of funding may not be available to us. If we cannot establish reserves out of cash flow generated by our real estate assets or out of net sale proceeds in non-liquidating sale transactions, or obtain debt or equity financing on acceptable terms, our ability to acquire real estate assets and to expand our operations will be adversely affected. As a result, we would be less likely to achieve portfolio diversification and our investment objectives, which may negatively impact our results of operations and reduce our ability to make distributions to our stockholders.

Risks Related to Our Organizational Structure

Maryland law and our organizational documents limit your right to bring claims against our officers and directors.

Maryland law provides that a director will not have any liability as a director so long as he or she performs his or her duties in accordance with the applicable standard of conduct. In addition, our charter provides that, subject to the applicable limitations set forth therein or under Maryland law, no director or officer will be liable to us or our stockholders for monetary damages. Our charter also provides that we will generally indemnify and advance expenses to our directors, our officers, our advisor and its affiliates for losses they may incur by reason of their service in those capacities subject to any limitations under Maryland law or in our charter. Moreover, we have entered into separate indemnification agreements with each of our directors and executive officers. As a result, we and our stockholders may have more limited rights against these persons than might otherwise exist under common law. In addition, we may be obligated to fund the defense costs incurred by these persons in some cases. However, our charter provides that we may not indemnify our directors, our advisor and its affiliates for loss or liability suffered by them or hold our directors or our advisor and its affiliates harmless for loss or liability suffered by us unless they have determined that the course of conduct that caused the loss or liability was in our best interests, they were acting on our behalf or performing services for us, the liability was not the result of negligence or misconduct by our non-independent directors, our advisor and its affiliates or gross negligence or willful misconduct by our independent directors, and the indemnification or obligation to hold harmless is recoverable only out of our net assets, including the proceeds of insurance, and not from the stockholders.

The limit on the percentage of shares of our common stock that any person may own may discourage a takeover or business combination that may benefit our stockholders.

Our charter restricts the direct or indirect ownership by one person or entity to no more than 9.8% of the value of our then outstanding shares of capital stock (which includes common stock and any preferred stock we may issue) and no more than 9.8% of the value or number of shares, whichever is more restrictive, of our then outstanding common stock unless exempted by our board of directors. This restriction may discourage a change of control of us and may deter individuals or entities from making tender offers for shares of our common stock on terms that might be financially attractive to stockholders or which may cause a change in our management. In addition to deterring potential transactions that may be favorable to our stockholders, these provisions may also decrease your ability to sell your shares of our common stock.

We may issue preferred stock or other classes of common stock, which issuance could adversely affect the holders of our common stock issued pursuant to our continuous public offering.

Investors in our continuous public offering do not have preemptive rights to any shares issued by us in the future. We may issue, without stockholder approval, preferred stock or other classes of common stock with rights that could dilute the value of your shares of common stock. However, the issuance of preferred stock must be approved by a majority of our independent directors not otherwise interested in the transaction, who will have access, at our expense, to our legal counsel or to independent legal counsel. The issuance of preferred stock or other classes of common stock could increase the number of stockholders entitled to distributions without simultaneously increasing the size of our asset base.

Our charter authorizes us to issue 450,000,000 shares of capital stock, of which 400,000,000 shares of capital stock are designated as common stock and 50,000,000 shares of capital stock are classified as preferred stock. Our board of directors may amend our charter from time to time to increase or decrease the aggregate number of authorized shares of capital stock or the number of authorized shares of capital stock of any class or series without stockholder approval. If we ever created and issued preferred stock with a distribution preference over common stock, payment of any distribution preferences of outstanding preferred stock would reduce the amount of funds available for the payment of distributions on our common stock. Further, holders of preferred stock are normally entitled to receive a preference payment in the event we liquidate, dissolve or wind up before any payment is made to our common stockholders, likely reducing the amount common stockholders would otherwise receive upon such an occurrence. In addition, under certain circumstances, the issuance of preferred stock or a separate class or series of common stock may render more difficult or tend to discourage:

- a merger, tender offer or proxy contest;
- the assumption of control by a holder of a large block of our securities; and
- the removal of incumbent management.

We do not currently have a compensation committee, and presently do not intend to form such a committee.

We do not have a compensation committee and have no plans to form one. Our board of directors may form a compensation committee in the future, which we expect will occur only when we hire our own employees. We currently do not have any employees nor do we have plans to hire any employees. The role of any compensation committee would be to make recommendations to our board of directors on the compensation of our employees and to administer the granting of awards pursuant to our long-term incentive plan and to set the terms and conditions of such awards. Until our board of directors deems it in our best interest to form a compensation committee, our board of directors will directly administer our long-term incentive plan and perform such other related duties. Should our board of directors decide in the future to form a compensation committee, such committee will be comprised of a majority of independent directors.

Our UPREIT structure may result in potential conflicts of interest with limited partners in our operating partnership whose interests may not be aligned with those of our stockholders.

We may issue limited partner interests of our operating partnership in connection with certain transactions. Limited partners in our operating partnership have the right to vote on certain amendments to the operating partnership agreement, as well as on certain other matters. Persons holding such voting rights may exercise them in a manner that conflicts with the interests of our stockholders. As general partner of our operating partnership, we are obligated to act in a manner that is in the best interest of all partners of our operating partnership. Circumstances may arise in the future when the interests of limited partners in our operating partnership may conflict with the interests of our stockholders. These conflicts may be resolved in a manner stockholders do not believe are in their best interest.

In addition, Moody OP Holdings I, LLC, the holder of special units in our operating partnership, may be entitled to (1) certain cash payments upon the disposition of certain of our operating partnership's assets or (2) a one-time payment in the form of cash, a promissory note or shares of our common stock in conjunction with the redemption of the special units upon the occurrence of a listing of our shares on a national stock exchange or certain events that result in the termination or non-renewal of our advisory agreement. This potential obligation to make substantial payments to the holder of the special units may reduce our cash available for distribution to stockholders and limit the amount that stockholders will receive upon the consummation of a liquidity event.

Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act; if we are subject to registration under the Investment Company Act, we will not be able to continue our business.

Neither we, our operating partnership or any of our subsidiaries intend to register as an investment company under the Investment Company Act of 1940, as amended. Currently, we own two real estate investments. Our operating partnership's and subsidiaries' intended investments in real estate will represent the substantial majority of our total asset mix. In order for us not to be subject to regulation under the Investment Company Act, we intend to engage, through our operating partnership and our wholly and majority owned subsidiaries, primarily in the business of buying real estate. These investments must be made within a year after this offering ends.

We expect that most of our assets will be held through wholly-owned or majority-owned subsidiaries of our operating partnership. We expect that most of these subsidiaries will be outside the definition of an "investment company" under Section 3(a)(1) of the Investment Company Act as they are generally expected to hold at least 60% of their assets in real property. Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer's total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the "40% test." Excluded from the term "investment securities," among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We believe that we, our operating partnership and most of the subsidiaries of our operating partnership will not fall within either definition of investment company under Section 3(a)(1) of the Investment Company Act as we intend to invest primarily in real property, through our wholly or majority-owned subsidiaries, the majority of which we expect to have at least 60% of their assets in real property. As these subsidiaries would be investing either solely or primarily in real property, they would be outside of the definition of "investment company" under Section 3(a)(1) of the Investment Company Act. We are organized as a holding company that conducts its businesses primarily through our operating partnership, which in turn is a holding company conducting its business through its subsidiaries. Both we and our operating partnership intend to conduct our operations so that we comply with the 40% test. We will monitor our holdings to ensure continuing and ongoing compliance with this test. In addition, we believe that neither we nor our operating partnership will be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because neither we nor our operating partnership will engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through our operating partnership's wholly owned or majority owned subsidiaries, we and our operating partnership will be primarily engaged in the non-investment company businesses of these subsidiaries.

In the event that the value of investment securities held by a subsidiary of our operating partnership were to exceed 40% of the value of its total assets, we expect that subsidiary to be able to rely on the exclusion from the definition of "investment company" provided by Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C), as interpreted by the staff of the SEC, requires each of our subsidiaries relying on this exception to invest at least 55% of its portfolio in "mortgage and other liens on and interests in real estate," which we refer to as "qualifying real estate assets," and maintain at least 80% of its assets in qualifying real estate assets or other real estate-related assets. The remaining 20% of the portfolio can consist of miscellaneous assets. What we buy and sell is therefore limited by these criteria. How we determine to classify our assets for purposes of the Investment Company Act will be based in large measure upon no-action letters issued by the SEC staff in the past and other SEC interpretive guidance and, in the absence of SEC guidance, on our view of what constitutes a qualifying real estate asset and a real estate-related asset. These no-action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than ten years ago. Pursuant to this guidance, and depending on the characteristics of the specific investments, certain mortgage loans, participations in mortgage loans, mortgage-backed securities, mezzanine loans, joint venture investments and the equity securities of other entities may not constitute qualifying real estate assets and therefore investments in these types of assets may be limited. No assurance can be given that the SEC staff will concur with our classification of our assets. Future revisions to the Investment Company Act or further guidance from the SEC staff may cause us to lose our exclusion from registration or force us to re-evaluate our portfolio and our investment strategy. Such changes may prevent us from operating our business successfully.

In the event that we, or our operating partnership, were to acquire assets that could make either entity fall within one of the definitions of an investment company under Section 3(a)(1) of the Investment Company Act, we believe that we would still qualify for an exclusion from registration pursuant to Section 3(c)(6) of the Investment Company Act. Although the SEC staff has issued little interpretive guidance with respect to Section 3(c)(6), we believe that we and our operating partnership may rely on Section 3(c)(6) if 55% of the assets of our operating partnership consist of, and at least 55% of the income of our operating partnership is derived from, qualifying real estate assets owned by wholly owned or majority-owned subsidiaries of our operating partnership.

To ensure that neither we, our operating partnership or any of our subsidiaries are required to register as an investment company, each entity may be unable to sell assets that it would otherwise want to sell and may need to sell assets that it would otherwise wish to retain. In addition, we, our operating partnership or our subsidiaries may be required to acquire additional income- or loss-generating assets that we might not otherwise acquire or forego opportunities to acquire interests in companies that we would otherwise want to acquire. Although we, our operating partnership and our subsidiaries intend to monitor our portfolio periodically and prior to each acquisition and disposition, any of these entities may not be able to maintain an exclusion from registration as an investment company. If we, our operating partnership or our subsidiaries are required to register as an investment company but fail to do so, the unregistered entity would be prohibited from engaging in our business, and criminal and civil actions could be brought against such entity. In addition, the contracts of such entity would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of the entity and liquidate its business.

Risks Related To Conflicts of Interest

We depend on our advisor and its key personnel and if any of such key personnel were to cease to be affiliated with our advisor, our business could suffer.

Our ability to make distributions and achieve our investment objectives is dependent upon the performance of our advisor in the acquisition, disposition and management of real estate assets, the selection of tenants for our real properties and the determination of any financing arrangements. In addition, our success depends to a significant degree upon the continued contributions of certain of the key personnel of Moody National REIT Sponsor, LLC, our sponsor, including Brett C. Moody and Robert W. Engel, each of whom would be difficult to replace. We currently do not have key man life insurance on any of these key personnel. If our advisor were to lose the benefit of the experience, efforts and abilities of one or more of these individuals, our operating results could suffer.

We may compete with other Moody National affiliates for opportunities to acquire or sell investments, which may have an adverse impact on our operations.

We may compete with certain of our affiliates for opportunities to acquire or sell certain types of real estate assets. We may also buy or sell real estate assets at the same time as our affiliates are considering buying or selling similar assets. In this regard, there is a risk that our advisor will select for us a real estate asset that provides lower returns to us than real estate assets purchased by our affiliate. Certain of our affiliates own or manage real properties in geographical areas in which we expect to own real properties. Therefore, our real properties may compete for tenants with other real properties owned or managed by affiliates. Our advisor may face conflicts of interest when evaluating tenant leasing opportunities for our real properties and other real properties owned or managed by affiliates, and these conflicts of interest may have a negative impact on our ability to attract and retain tenants. As a result of our potential competition with our affiliates, certain investment opportunities that would otherwise be available to us may not in fact be available. This competition may also result in conflicts of interest that are not resolved in our favor.

The time and resources that Moody National affiliates devote to us may be diverted, and we may face additional competition due to the fact that Moody National affiliates are not prohibited from raising money for, or managing, another entity that makes the same types of investments that we target.

Moody National affiliates are not prohibited from raising money for, or managing, another investment entity that makes the same types of investments as those we target. For example, our advisor's management currently manages 46 privately offered real estate programs sponsored by affiliates of our sponsor, all of which have investment objectives generally similar to our continuous public offering. As a result, the time and resources they could devote to us may be diverted. In addition, we may compete with any such investment entity for the same investors and investment opportunities. We may also co-invest with any such investment entity. Even though all such co-investments will be subject to approval by our independent directors, they could be on terms not as favorable to us as those we could achieve co-investing with a third party.

Our advisor and its affiliates, including our officers and some of our directors, face conflicts of interest caused by compensation arrangements with us and other Moody National affiliates, which could result in actions that are not in the best interests of our stockholders.

Our advisor and its affiliates will receive substantial fees from us in return for their services and these fees could influence the advice provided to us. Among other matters, the compensation arrangements could affect their judgment with respect to:

- public offerings of equity by us, which allow our dealer manager to earn additional dealer manager fees and our advisor to earn increased acquisition fees and asset management fees;
- real estate acquisitions, which allow our advisor to earn acquisition fees upon purchases of assets and increase asset management fees;
- real estate asset sales, since the asset management fees payable to our advisor will decrease and since our advisor will be entitled to disposition fees upon sales; and
- the purchase of real estate assets from other Moody National affiliates, which may allow our advisor or its affiliates to earn additional asset management fees, property management fees and disposition fees.

Further, our advisor may recommend that we invest in a particular asset or pay a higher purchase price for the asset than it would otherwise recommend if it did not receive an acquisition fee or origination fee. Certain potential acquisition fees, origination fees and asset management fees payable to our advisor and property management and leasing fees payable to the property manager would be paid irrespective of the quality of the underlying real estate or property management services during the term of the related agreement. These fees may incentivize our advisor to recommend transactions with respect to the sale of a property or properties that may not be in our best interest at the time. Investments with higher net operating income growth potential are generally riskier or more speculative. In addition, the premature sale of an asset may add concentration risk to the portfolio or may be at a price lower than if we held on to the asset. Moreover, our advisor has considerable discretion with respect to the terms and timing of acquisition, disposition and leasing transactions. In evaluating investments and other management strategies, the opportunity to earn these fees may lead our advisor to place undue emphasis on criteria relating to its compensation at the expense of other criteria, such as the preservation of capital, to achieve higher short-term compensation. Considerations relating to our affiliates' compensation from us and other Moody National affiliates could result in decisions that are not in the best interests of our stockholders, which could impair our ability to pay you distributions or result in a decline in the value of your investment.

Our advisor may have conflicting fiduciary obligations if we acquire real estate assets from its affiliates or in joint ventures with its affiliates. As a result, in any such transaction we may not have the benefit of arm's-length negotiations of the type normally conducted between unrelated parties.

Our advisor may cause us to invest in a property owned by, or make an equity or debt-related investment in, one of its affiliates or through a joint venture with its affiliates. For example, we own our interest in the Hyatt Place note through a joint venture between a wholly owned subsidiary of our operating partnership and an affiliated entity controlled by Brett C. Moody, our Chairman and Chief Executive Officer. In these circumstances, our advisor will have a conflict of interest when fulfilling its fiduciary obligation to us. In any such transaction, we would not have the benefit of arm's-length negotiations of the type normally conducted between unrelated parties.

We may dispose of assets to our advisor, sponsor or their affiliates, which could cause us to enter into transactions on less favorable terms than we would receive from a third party.

We may dispose of assets to our advisor, sponsor or their affiliates. Our advisor, sponsor or their affiliates may make substantial profits in connection with such transactions. Because our independent directors would rely on our advisor in identifying and evaluating any such transaction, these conflicts could result in transactions based on terms that are less favorable to us than we would receive from a third party.

The fees we pay to affiliates in connection with our continuous public offering and in connection with the acquisition and management of our investments were not determined on an arm's-length basis; therefore, we do not have the benefit of arm's-length negotiations of the type normally conducted between unrelated parties.

The fees to be paid to our advisor, our property manager, our dealer manager and other affiliates for services they provide for us were not determined on an arm's-length basis. As a result, the fees have been determined without the benefit of arm's-length negotiations of the type normally conducted between unrelated parties and could be in excess of amounts that we would otherwise pay to third parties for such services.

We may purchase real estate assets from third parties who have existing or previous business relationships with affiliates of our advisor, and, as a result, in any such transaction, we may not have the benefit of arm's-length negotiations of the type normally conducted between unrelated parties.

We may purchase assets from third parties that have existing or previous business relationships with affiliates of our advisor. The officers, directors or employees of our advisor and its affiliates and the principals of our advisor who also perform services for our affiliates may have a conflict in representing our interests in these transactions on the one hand and the interests of such affiliates in preserving or furthering their respective relationships on the other hand. In any such transaction, we will not have the benefit of arm's-length negotiations of the type normally conducted between unrelated parties, and the purchase price or fees paid by us may be in excess of amounts that we would otherwise pay to third parties.

Risks Related To Investments In Real Estate

Disruptions in the financial markets and deteriorating economic conditions could have a material adverse impact on our business.

We believe the risks associated with our business are more severe during market downturns. For example, a prolonged market downturn could negatively impact our real estate investments as a result of decreased demand for hotel rooms, increased tenant delinquencies and/or defaults under our leases. In addition, lower demand for rentable space and oversupply of rentable space could lead to increased rent concessions, higher tenant improvement expenditures or reduced rental rates in order to maintain occupancies. Because we expect that some of our debt-related investments may consist of loans secured by real property, these same factors could also negatively affect the underlying borrowers and collateral of our investments. Our operations could be negatively affected to a greater extent if a market downturn is prolonged or becomes more severe, which would significantly harm our business, results of operations, cash flows and financial condition, our ability to make distributions to you and the value of your investment.

Changes in national, regional or local economic, demographic or real estate market conditions may adversely affect our results of operations and returns to our stockholders.

We are subject to risks generally attributable to the ownership of real estate assets, including: changes in national, regional or local economic, demographic or real estate market conditions; changes in supply of or demand for similar properties in an area; increased competition for real estate assets targeted by our investment strategy; bankruptcies, financial difficulties or lease defaults by our tenants; changes in interest rates and availability of financing; and changes in government rules, regulations and fiscal policies, including changes in tax, real estate, environmental and zoning laws.

Changes in supply of, or demand for, similar real properties in a particular area may increase the price of real properties we seek to purchase and decrease the price of real properties when we seek to sell them.

The real estate industry is subject to market forces. We are unable to predict certain market changes including changes in supply of, or demand for, similar real properties in a particular area. Any potential purchase of an overpriced asset could decrease our rate of return on these investments and result in lower operating results and overall returns to our stockholders.

Delays in the acquisition, development and construction of real properties may have adverse effects on our results of operations and returns to our stockholders.

Delays we encounter in the selection, acquisition and development of real properties could adversely affect your returns. Where properties are acquired prior to the start of construction or during the early stages of construction, it will typically take several months to complete construction and rent available space. Therefore, you could suffer delays in receiving cash distributions attributable to those particular real properties. Delays in completion of construction could give tenants the right to terminate preconstruction leases for space at a newly developed project. We may incur additional risks when we make periodic progress payments or other advances to builders prior to completion of construction. Each of those factors could result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. Furthermore, the price we agree to pay for a real property will be based on our projections of rental income and expenses and estimates of the fair market value of real property upon completion of construction. If our projections are inaccurate, we may pay too much for a property.

Real properties are illiquid investments, and we may be unable to adjust our portfolio in response to changes in economic or other conditions or sell a property if or when we decide to do so.

Real properties are illiquid investments. We may be unable to adjust our portfolio in response to changes in economic or other conditions. In addition, the real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any real property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We cannot predict the length of time needed to find a willing purchaser and to close the sale of a real property.

Additionally, we may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure you that we will have funds available to correct such defects or to make such improvements.

In acquiring a real property, we may agree to restrictions that prohibit the sale of that real property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that real property. All these provisions would restrict our ability to sell a property, which could reduce the amount of cash available for distribution to our stockholders.

Our operating expenses may increase in the future and, to the extent such increases cannot be passed on to tenants, our cash flow and our operating results would decrease.

Operating expenses, such as expenses for fuel, utilities, labor and insurance, are not fixed and may increase in the future. There is no guarantee that we will be able to pass such increases on to our tenants. To the extent such increases cannot be passed on to tenants, any such increase would cause our cash flow and our operating results to decrease.

A market downturn or rise in interest rates could adversely impact occupancy, rental rates and our ability to collect rent from our tenants.

A market downturn may significantly affect occupancy, rental rates and our ability to collect rent from our tenants. For example, a market downturn or rise in interest rates could make it more difficult for us to lease real properties, may require us to lease the real properties we acquire at lower rental rates and may lead to an increase in tenant defaults. In addition, these conditions may also make it more difficult for us to dispose of these properties. Each of these events could have a material adverse impact on our cash flows, operating results and carrying value of investment property.

In cases in which one of our tenants is required to pay rent based on a percentage of the tenant's income from its operations at the real property, the actual rental income we receive under such a lease may be inadequate to cover the operating expenses associated with the real property.

Lease payments due under leases for retail properties may be based in part on the income of the retail tenant. In such cases where the tenant is required to pay rent based on a percentage of the tenant's income from its operations at the real property, the actual rental income we receive under such a lease may be inadequate to cover the operating expenses associated with the real property if a tenant's income is substantially lower than projected. In such case, we may not have access to funds required in the future to pay the operating expenses associated with the real property.

Real property that incurs a vacancy could be difficult to sell or re-lease.

Real property may incur a vacancy either by the continued default of a tenant under its lease or the expiration of one of our leases. In addition, certain of the real properties we acquire may have some level of vacancy at the time of closing. Certain other real properties may be specifically suited to the particular needs of a tenant and may become vacant. Therefore, we may have difficulty obtaining a new tenant for any vacant space we have in our real properties. If the vacancy continues for a long period of time, we may suffer reduced revenues resulting in lower cash distributions to stockholders. In addition, the resale value of the real property could be diminished because the market value may depend principally upon the value of the leases of such real property.

We are dependent on tenants for revenue and our inability to lease our properties or to collect rent from our tenants may adversely affect our results of operations and returns to our stockholders.

Certain of our properties may be occupied by a single tenant. As a result, the success of those properties will depend on the financial stability of a single tenant. Lease payment defaults by such tenants could cause us to reduce the amount of distributions to stockholders and could force us to find an alternative source of revenue to pay any mortgage loan on the property. In the event of such a tenant default, we may also experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-letting our property. If a lease is terminated, we may be unable to lease the property for the rent previously received or sell the property without incurring a loss.

We may not have funding for future tenant improvements, which may adversely affect the value of our properties, our results of operations and returns to our stockholders.

When a tenant at one of our real properties does not renew its lease or otherwise vacates its space in one of our buildings, it is likely that, to attract one or more new tenants, we will be required to expend substantial funds to construct new tenant improvements in the vacated space. We do not anticipate establishing a general working capital reserve out of the proceeds from our continuous public offering during the offering. We do not currently have an identified funding source to provide funds which may be required in the future for tenant improvements and tenant refurbishments to attract new tenants. If we do not establish sufficient reserves for working capital or obtain adequate secured financing to supply necessary funds for capital improvements or similar expenses, we may be required to defer necessary or desirable improvements to our real properties. If we defer such improvements, the applicable real properties may decline in value, and it may be more difficult for us to attract or retain tenants to such real properties or the amount of rent we can charge at such real properties may decrease. We cannot assure you that we will have any sources of funding available to us for repair or reconstruction of damaged real property in the future.

Long-term leases may not result in fair market lease rates over time; therefore, our income and our distributions to our stockholders could be lower than if we did not enter into long-term leases.

We may enter into long-term leases with tenants of certain of our properties. Our long-term leases would likely provide for rent to increase over time. However, if we do not accurately judge the potential for increases in market rental rates, we may set the terms of these long-term leases at levels such that even after contractual rental increases the rent under our long-term leases is less than then-current market rental rates. Further, we may have no ability to terminate those leases or to adjust the rent to then-prevailing market rates. As a result, our income and distributions to our stockholders could be lower than if we did not enter into long-term leases.

Our real properties will be subject to property taxes that may increase in the future, which could adversely affect our cash flow.

Our real properties are subject to real and personal property taxes that may increase as tax rates change and as the real properties are assessed or reassessed by taxing authorities. We anticipate that certain of our leases will generally provide that the property taxes, or increases therein, are charged to the lessees as an expense related to the real properties that they occupy, while other leases will generally provide that we are responsible for such taxes. In any case, as the owner of the properties, we are ultimately responsible for payment of the taxes to the applicable government authorities. If real property taxes increase, our tenants may be unable to make the required tax payments, ultimately requiring us to pay the taxes even if otherwise stated under the terms of the lease. If we fail to pay any such taxes, the applicable taxing authority may place a lien on the real property and the real property may be subject to a tax sale. We will also generally be responsible for real property taxes related to any vacant space. Additionally, some states may impose an entity level tax directly on us. For example, we could be subject to an entity level tax under amendments to the margins tax in the state of Texas. Such an entity level tax could adversely affect our cash flow.

Uninsured losses or premiums for insurance coverage relating to real property may adversely affect your returns.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Risks associated with potential acts of terrorism could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders sometimes require commercial property owners to purchase specific coverage against terrorism as a condition for providing mortgage loans. These policies may not be available at a reasonable cost, if at all, which could inhibit our ability to finance or refinance our real properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. Changes in the cost or availability of insurance could expose us to uninsured casualty losses. In the event that any of our real properties incurs a casualty loss which is not fully covered by insurance, the value of our assets will be reduced by any such uninsured loss. In addition, we cannot assure you that funding will be available to us for repair or reconstruction of damaged real property in the future.

We compete with numerous other parties or entities for real estate assets and tenants and may not compete successfully.

We will compete with numerous other persons or entities seeking to buy real estate assets or to attract tenants to real properties we acquire. These persons or entities may have greater experience and financial strength than us. There is no assurance that we will be able to acquire real estate assets or attract tenants on favorable terms, if at all. For example, our competitors may be willing to offer space at rental rates below our rates, causing us to lose existing or potential tenants and pressuring us to reduce our rental rates to retain existing tenants or convince new tenants to lease space at our properties. Each of these factors could adversely affect our results of operations, financial condition, value of our investments and ability to pay distributions to you.

Our ability to make distributions to our stockholders will depend upon the ability of hotel managers to operate our hotels effectively.

We currently own the Woodlands property, which is a hotel property, and a 74.5% joint venture interest in the Hyatt Place note, which is secured by a hotel property, and we expect to invest a portion of the proceeds from our continuous public offering in additional hotel properties and hotel related investments. To qualify as a REIT, we cannot operate any hotel or directly participate in the decisions affecting the daily operations of any hotel. Our third-party hotel manager for the Woodlands property and for any other hotel properties we acquire will have direct control of the daily operations of our hotels. We will not have the authority to directly control any particular aspect of the daily operations (*e.g.*, setting room rates) of the Woodlands property or any other hotel that we acquire an interest in. Thus, even if we believe that a hotel is being operated in an inefficient or less than optimal manner, we will not be able to require a change to the method of its operation. Our only alternative for changing the operation of a hotel will be to replace the third-party manager in the situation where the applicable hotel management agreement permits us to do so.

Our ability to make distributions to stockholders will be impacted by the performance of our third-party hotel managers in generating sufficient revenues from our hotels in excess of operating expenses. The hotel managers will be affected by factors beyond their control, such as changes in the level of demand for rooms and related services of the hotels, their ability to maintain and increase gross revenues and operating margins at the hotels and other factors. Therefore, any operating difficulties or other factors affecting the hotel managers' ability to maintain and increase gross revenues and operating margins at our hotels could significantly adversely affect our financial condition and results of operations.

The recent market downturn has adversely affected the hospitality industry and may affect hotel operations for the hotels we acquire.

As part of the effects of the recent market downturn, the hospitality industry has experienced a significant decline in business caused by a reduction in travel for both business and pleasure. Consistent with the rest of the hospitality industry, the Woodlands property and any other hotels that we acquire may experience declines in occupancy and average daily rates due to decline in travel. In addition, it is possible that these factors could have a material adverse effect on the value of the Woodlands property and any other hotels that we acquire.

Competition in the hospitality industry and with third parties in acquiring properties may reduce our profitability and the return on your investment.

The hospitality industry is generally characterized as being intensely competitive. Any hotel in which we invest will compete with existing and new hotels in their geographic markets, including with independent hotels, hotels which are part of local or regional chains and hotels in other well-known national chains, including those offering different types of accommodations and services. For example, the Woodlands property faces competition from other comparable hotel properties located in and around the Woodlands property's Woodlands, Texas, submarket, including Residence Inn – The Woodlands/Six Pines, Residence Inn – The Woodlands/Lake Front Circle, Drury Inn & Suites, and Townplace Suites, each of which are hotel properties located within one mile of the Woodlands property. The principal competitive factors that will affect the hotel properties in which we seek to invest include, but are not limited to, brand recognition, location, range of services and guest amenities and the quality and price of the hotel rooms and services provided. Any one of the foregoing could impact our profitability and ability to pay distributions.

If we decide to invest in additional hotel properties, we expect to face significant competition for attractive hotel investment opportunities from other major real estate investors with significant capital, including both publicly traded REITs and private institutional investment funds. Because of competition from other well-capitalized real estate investors, we can provide no assurance that we will be able to acquire desired hotel properties. Where it is possible to acquire desired hotel properties, we can provide no assurance that we will be able to do so on favorable terms or that such properties will meet our return expectations or conform to our investment criteria. The competition to acquire attractive hotel investment opportunities could have an adverse effect on our financial condition and ability to pay distributions.

If we do not successfully attract and retain franchise flagships for hotel properties, our business will suffer, and this result will reduce the value of your investment.

Generally, we must attract and retain well-known hospitality franchises for any hotels we may choose to acquire to make these investments profitable. Certain hospitality franchises, including limited-service hotels, impose radius restrictions that limit the number of their hotels allowed within a certain distance of one another. Hospitality franchises also generally require that design and quality standards be met for guest room and common areas before a hospitality franchise will agree to provide the franchise agreement to operate a property. Compliance with these brand standards may impose significant costs upon us. If we are not able to attract and retain franchise flagships for our hotel properties because of location restrictions, the high cost of complying with design and quality standards, or any other reason, our business will suffer, and this result will reduce the value of your investment.

The hospitality industry is subject to unique, unforeseeable risks that may negatively impact our business and the value of your investment.

The hospitality industry is subject to unique, unforeseeable risks, such as natural disasters, pandemics and threats of pandemics, acts of terror and other catastrophes. We have no control over events of this type and they could have a substantial impact on the hospitality industry and our business if we decide to invest in additional hotel properties. Because we are unable to control the timing, duration or magnitude of these unforeseen events, the negative impact upon our business could be great.

To the extent we invest in multifamily properties, our ability to make distributions to our stockholders may be adversely affected by short-term leases that expose us to the effects of declining market rent.

We may invest a portion of the proceeds from our continuous public offering in multifamily properties. We expect that substantially all of our leases for such properties would be for a term of one year or less. Because these leases generally would permit the residents to leave at the end of the lease term without penalty, our rental revenues could be impacted by declines in market rents more quickly than for longer-term leases, which in turn could affect our ability to make distributions to our stockholders.

Competition due to overbuilding of multifamily properties may reduce our profitability and the return on your investment.

The multifamily property industry is highly competitive. We compete with many other entities in the multifamily property industry, including individuals, corporations, bank and insurance company investment accounts, other REITs, real estate limited partnerships, and other entities engaged in real estate investment activities. Because of the large number of competitors in this industry, overbuilding of apartment communities may occur. If so, this will increase the number of apartment units available and may decrease occupancy and apartment rental rates. To the extent we invest in multifamily properties, this competition could reduce occupancy levels and revenues at our apartment communities, which would adversely affect our operations.

To the extent we invest in retail properties, our performance will be linked to the market for retail space generally.

The market for retail space has been and could be adversely affected by weaknesses in the national, regional and local economies, the adverse financial condition of some large retailing companies, the ongoing consolidation in the retail sector, excess amounts of retail space in a number of markets and competition for tenants with other shopping centers in our markets. Retailers at our properties will face continued competition from discount or value retailers, factory outlet centers, wholesale clubs, mail order catalogues and operators, television shopping networks and shopping via the Internet. Such competition could adversely affect our tenants and, consequently, our revenues and funds available for distribution.

Market downturns may lead to decreased consumer spending, which may have an adverse affect on tenants of our retail properties.

The recent market downturn has led to decreased consumer spending. A market downturn could adversely affect our retail investments because our income from such investments may be derived from lease payments by tenants whose businesses depend on consumer spending. In addition, our ability to increase our revenues and operating income may depend on steady growth of demand for the products and services offered by the stores and companies located in the retail properties we own. A drop in demand for any reason could result in a reduction in tenant performance and consequently, adversely affect us.

Actions of joint venture partners could negatively impact our performance.

We may enter into joint ventures with third parties, including with entities that are affiliated with our advisor. For example, we own our interest in the Hyatt Place note through a joint venture between a wholly owned subsidiary of our operating partnership and an affiliated entity controlled by Brett C. Moody, our Chairman and Chief Executive Officer. We may also purchase and develop properties in joint ventures or in partnerships, co-tenancies or other co-ownership arrangements with the sellers of the properties, affiliates of the sellers, developers or other persons. Such investments may involve risks not otherwise present with a direct investment in real estate, including, for example:

- the possibility that our venture partner or co-tenant in an investment might become bankrupt;
- that the venture partner or co-tenant may at any time have economic or business interests or goals which are, or which become, inconsistent with our business interests or goals;
- that such venture partner or co-tenant may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives;
- the possibility that we may incur liabilities as a result of an action taken by such venture partner;
- that disputes between us and a venture partner may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business;

- the possibility that if we have a right of first refusal or buy/sell right to buy out a co-venturer, co-owner or partner, we may be unable to finance such a buy-out if it becomes exercisable or we may be required to purchase such interest at a time when it would not otherwise be in our best interest to do so; or
- the possibility that we may not be able to sell our interest in the joint venture if we desire to exit the joint venture.

Under certain joint venture arrangements, neither venture partner may have the power to control the venture and an impasse could be reached, which might have a negative influence on the joint venture and decrease potential returns to you. In addition, to the extent that our venture partner or co-tenant is an affiliate of our advisor, certain conflicts of interest will exist.

Costs of complying with governmental laws and regulations related to environmental protection and human health and safety may be high.

All real property investments and the operations conducted in connection with such investments are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. Some of these laws and regulations may impose joint and several liability on customers, owners or operators for the costs to investigate or remediate contaminated properties, regardless of fault or whether the acts causing the contamination were legal.

Under various federal, state and local environmental laws, a current or previous owner or operator of real property may be liable for the cost of removing or remediating hazardous or toxic substances on such real property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of hazardous substances, or the failure to properly remediate these substances, may adversely affect our ability to sell, rent or pledge such real property as collateral for future borrowings. Environmental laws also may impose restrictions on the manner in which real property may be used or businesses may be operated. Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability. Additionally, our tenants' operations, the existing condition of land when we buy it, operations in the vicinity of our real properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our real properties. There are also various local, state and federal fire, health, life-safety and similar regulations with which we may be required to comply and which may subject us to liability in the form of fines or damages for noncompliance. In connection with the acquisition and ownership of our real properties, we may be exposed to such costs in connection with such regulations. The cost of defending against environmental claims, of any damages or fines we must pay, of compliance with environmental regulatory requirements or of remediating any contaminated real property could materially and adversely affect our business, lower the value of our assets or results of operations and, consequently, lower the amounts available for distribution to you.

The costs associated with complying with the Americans with Disabilities Act may reduce the amount of cash available for distribution to our stockholders.

Investment in real properties may also be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. With respect to the properties we acquire, the ADA's requirements could require us to remove access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. We cannot assure you that we will be able to acquire properties which comply with the ADA or allocate the responsibility for compliance with the ADA to another third party, such as the seller or the tenant of the property. Any monies we use to comply with the ADA will reduce the amount of cash available for distribution to our stockholders.

Real property investments made outside of the United States will be subject to currency rate exposure and risks associated with the uncertainty of foreign laws and markets.

We may acquire properties in Canada to the extent that opportunities exist that may help us meet our investment objectives. International investments and operations generally are subject to various political and other risks that are different from and in addition to those for U.S. investments and operations. To the extent that we invest in real property located outside of the United States, in addition to risks inherent in the investment in real estate generally discussed in this Annual Report, we will also be subject to fluctuations in foreign currency exchange rates and the uncertainty of foreign laws and markets including, but not limited to, unexpected changes in regulatory requirements such as the enactment of laws prohibiting or restricting the foreign ownership of property, political and economic instability in certain geographic locations, difficulties in managing international operations, potentially adverse tax consequences, laws restricting us from removing profits earned from activities within the country to the United States, including the payment of distributions, additional accounting and control expenses and the administrative burden associated with complying with a wide variety of foreign laws. Changes in foreign currency exchange rates may adversely impact the fair values and earnings streams of our international holdings and thus the returns on our non-dollar denominated investments. Although we may hedge our foreign currency risk subject to the REIT income qualification tests, we may not be able to do so successfully and may incur losses on these investments as a result of exchange rate fluctuations.

Risks Associated with Real Estate Securities and Debt-Related Investments

Continued disruptions in the financial markets and deteriorating economic conditions could adversely impact the commercial mortgage market as well as the market for debt-related investments generally, which could hinder our ability to implement our business strategy and generate returns for our stockholders.

As part of our investment strategy, we intend to acquire a portfolio of real estate-related loans, real estate-related debt securities and other real estate-related investments. The returns available to investors on these investments are determined by: (1) the supply and demand for such investments and (2) the existence of a market for such investments, which includes the ability to sell or finance such investments. During periods of volatility, the number of investors participating in the market may change at an accelerated pace. As liquidity or "demand" increases, the returns available to investors will decrease. Conversely, a lack of liquidity will cause the returns available to investors to increase. Recently, concerns pertaining to the deterioration of credit in the residential mortgage market have expanded to almost all areas of the debt capital markets including corporate bonds, asset-backed securities and commercial real estate mortgages and loans. Continued or future instability may interfere with the successful implementation of our business strategy.

The recent market downturn could negatively impact borrowers' ability to pay principal and interest payments on mortgage loans we own.

The recent market downturn, in addition to other non-economic factors such as an excess supply of properties, has had a material negative impact on the values of commercial real estate. Due to declining real estate values, borrowers may be less able to pay principal and interest on our loans especially if the real estate economy weakens. Further, declining real estate values significantly increase the likelihood that we will incur losses on our loans in the event of default because the value of our collateral may be insufficient to cover our cost on the loan. Any sustained period of increased payment delinquencies, foreclosures or losses could adversely affect both our net interest income from loans in our portfolio as well as our ability to sell loans, which would significantly harm our revenues, results of operations, financial condition, business prospects and our ability to make distributions to you.

Our mortgage loans may be affected by unfavorable real estate market conditions, which could decrease the value of those loans and the return on your investment.

We are at risk of defaults by the borrowers on our mortgage loans. These defaults may be caused by many conditions beyond our control, including interest rate levels and local and other economic conditions affecting real estate values. We will not know whether the values of the properties securing our mortgage loans will remain at the levels existing on the dates of origination of those mortgage loans. If the values of the underlying properties drop, our risk will increase because of the lower value of the security associated with such loans.

To the extent we make or invest in mortgage loans, our mortgage loans will be subject to interest rate fluctuations that could reduce our returns as compared to market interest rates and reduce the value of the mortgage loans in the event we sell them; accordingly, the value of your investment would be subject to fluctuations in interest rates.

To the extent we invest in fixed-rate, long-term mortgage loans and market interest rates rise, the mortgage loans could yield a return that is lower than then-current market rates, which would lower the proceeds we would receive in the event we sell such assets. If market interest rates decrease, we will be adversely affected to the extent that mortgage loans are prepaid because we may not be able to make new loans at the higher interest rate. To the extent we invest in variable-rate loans and interest rates decrease, our revenues will also decrease. Finally, to the extent we invest in variable-rate loans and interest rates increase, the value of the loans we own at such time would decrease, which would lower the proceeds we would receive in the event we sell such assets. For these reasons, if we invest in mortgage loans, our returns on those loans and the value of your investment will be subject to fluctuations in market interest rates. Our mortgage loan investment, the Hyatt Place note, accrues interest at a variable rate.

The CMBS and CDOs in which we may invest are subject to several types of risks.

Commercial mortgage-backed securities, or CMBS, are bonds which evidence interests in, or are secured by, a single commercial mortgage loan or a pool of commercial mortgage loans. Collateralized debt obligations, or CDOs, are a type of debt obligation that are backed by commercial real estate assets, such as CMBS, commercial mortgage loans, B-notes, or mezzanine paper. Accordingly, the mortgage backed securities we may invest in are subject to all the risks of the underlying mortgage loans.

In a rising interest rate environment, the value of CMBS and CDOs may be adversely affected when payments on underlying mortgages do not occur as anticipated, resulting in the extension of the security's effective maturity and the related increase in interest rate sensitivity of a longer-term instrument. The value of CMBS and CDOs may also change due to shifts in the market's perception of issuers and regulatory or tax changes adversely affecting the mortgage securities markets as a whole. In addition, CMBS and CDOs are subject to the credit risk associated with the performance of the underlying mortgage properties. In certain instances, third party guarantees or other forms of credit support can reduce the credit risk.

CMBS and CDOs are also subject to several risks created through the securitization process. Subordinate CMBS and CDOs are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes a large percentage of delinquent loans, there is a risk that interest payment on subordinate CMBS and CDOs will not be fully paid. Subordinate securities of CMBS and CDOs are also subject to greater credit risk than those CMBS and CDOs that are more highly rated.

The mezzanine loans in which we may invest would involve greater risks of loss than senior loans secured by income-producing real properties.

We may invest in mezzanine loans that take the form of subordinated loans secured by second mortgages on the underlying real property or loans secured by a pledge of the ownership interests of the entity owning the real property, the entity that owns the interest in the entity owning the real property or other assets. These types of investments involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy our mezzanine loan. If a borrower defaults on our mezzanine loan or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt. As a result, we may not recover some or all of our investment. In addition, mezzanine loans may have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the real property and increasing the risk of loss of principal.

We may make investments in non-U.S. dollar denominated securities, which will be subject to currency rate exposure and risks associated with the uncertainty of foreign laws and markets.

Some of our real estate securities investments may be denominated in foreign currencies and, therefore, we expect to have currency risk exposure to any such foreign currencies. A change in foreign currency exchange rates may have an adverse impact on returns on our non-U.S. dollar denominated investments. Although we may hedge our foreign currency risk subject to the REIT income qualification tests, we may not be able to do so successfully and may incur losses on these investments as a result of exchange rate fluctuations. To the extent that we invest in non-U.S. dollar denominated securities, in addition to risks inherent in the investment in securities generally discussed in this Annual Report, we will also be subject to risks associated with the uncertainty of foreign laws and markets including, but not limited to, unexpected changes in regulatory requirements, political and economic instability in certain geographic locations, difficulties in managing international operations, potentially adverse tax consequences, additional accounting and control expenses and the administrative burden of complying with a wide variety of foreign laws.

Risks Associated With Debt Financing

We have incurred, and plan to incur in the future, mortgage indebtedness and other borrowings, which may increase our business risks, could hinder our ability to make distributions and could decrease the value of your investment.

We have incurred, and plan to incur in the future, financing that is secured by our real estate assets. Under our charter, we have a limitation on borrowing which precludes us from borrowing in excess of 300% of the value of our net assets. "Net assets" for purposes of this calculation is defined to be our total assets (other than intangibles), valued at cost prior to deducting depreciation or other non-cash reserves, less total liabilities. Generally speaking, the preceding calculation is expected to approximate 75% of the aggregate cost of our real estate assets before non-cash reserves and depreciation. We may temporarily borrow in excess of these amounts if such excess is approved by a majority of the independent directors and is disclosed to stockholders in our next quarterly report, along with a justification for such excess. As of December 31, 2012, our debt-to-net-asset ratio did not exceed 300%. In addition, we may incur mortgage debt and pledge some or all of our real estate assets as security for that debt to obtain funds to acquire additional real estate assets or for working capital. We may also borrow funds as necessary or advisable to ensure we maintain our REIT tax qualification, including the requirement that we distribute at least 90% of our annual REIT taxable income to our stockholders (computed without regard to the distribution paid deduction and excluding net capital gains). Furthermore, we may borrow if we otherwise deem it necessary or advisable to ensure that we maintain our qualification as a REIT for federal income tax purposes.

High debt levels will cause us to incur higher interest charges, which would result in higher debt service payments and could be accompanied by restrictive covenants. If there is a shortfall between the cash flow from a property and the cash flow needed to service mortgage debt on that property, then the amount available for distributions to stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, we could lose the property securing the loan that is in default, thus reducing the value of your investment. For tax purposes, a foreclosure on any of our properties will be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we will recognize taxable income on foreclosure, but we would not receive any cash proceeds. If any mortgage contains cross collateralization or cross default provisions, a default on a single property could affect multiple properties. If any of our properties are foreclosed upon due to a default, our ability to pay cash distributions to our stockholders will be adversely affected.

Disruptions in the financial markets and deteriorating economic conditions could also adversely affect our ability to secure debt financing on attractive terms and the values of investments we make.

The capital and credit markets have recently experienced extreme volatility and disruption. Liquidity in the global credit market has been severely contracted by these market disruptions, making it costly to obtain new lines of credit or refinance existing debt. We have, and expect in the future to continue to, finance our investments in part with debt. As a result of the recent turmoil in the credit markets, we may not be able to obtain debt financing on attractive terms or at all. As such, we may be forced to use a greater proportion of our offering proceeds to finance our acquisitions and originations, reducing the number of investments we would otherwise make. If the debt market remains weak, we may modify our investment strategy in order to optimize our portfolio performance. Our options would include limiting or eliminating the use of debt and focusing on those investments that do not require the use of leverage to meet our portfolio goals.

Instability in the debt markets may make it more difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire and the amount of cash distributions we can make to our stockholders.

If mortgage debt is unavailable on reasonable terms as a result of increased interest rates or other factors, we may not be able to finance the initial purchase of properties. In addition, if we place mortgage debt on properties, we run the risk of being unable to refinance such debt when the loans come due, or of being unable to refinance on favorable terms. If interest rates are higher when we refinance debt, our income could be reduced. We may be unable to refinance debt at appropriate times, which may require us to sell properties on terms that are not advantageous to us, or could result in the foreclosure of such properties. If any of these events occur, our cash flow would be reduced. This, in turn, would reduce cash available for distribution to you and may hinder our ability to raise more capital by issuing securities or by borrowing more money.

Increases in interest rates could increase the amount of our debt payments and negatively impact our operating results.

Interest we pay on our debt obligations will reduce cash available for distributions. If we incur variable rate debt, increases in interest rates would increase our interest costs, which would reduce our cash flows and our ability to make distributions to you. If we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments at times which may not permit realization of the maximum return on such investments.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. Loan documents we enter into may contain covenants that limit our ability to further mortgage a property, discontinue insurance coverage, or replace Moody National Advisor I, LLC as our advisor. In addition, loan documents may limit our ability to replace a property's property manager or terminate certain operating or lease agreements related to a property. These or other limitations may adversely affect our flexibility and our ability to achieve our investment objectives.

Our derivative financial instruments that we may use to hedge against interest rate fluctuations may not be successful in mitigating our risks associated with interest rates and could reduce the overall returns on your investment.

We may use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our real estate assets, but no hedging strategy can protect us completely. We cannot assure you that our hedging strategy and the derivatives that we use will adequately offset the risk of interest rate volatility or that our hedging transactions will not result in losses. In addition, the use of such instruments may reduce the overall return on our investments. These instruments may also generate income that may not be treated as qualifying REIT income for purposes of the 75% or 95% REIT income test.

Federal Income Tax Risks

Failure to qualify as a REIT could adversely affect our operations and our ability to make distributions.

We made an election to be taxed as a REIT for federal income tax purposes commencing with the taxable year ended December 31, 2011. Our qualification as a REIT depends on our satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex provisions of the Internal Revenue Code for which there are only limited judicial or administrative interpretations and involve the determination of various factual matters and circumstances not entirely within our control. The complexity of these provisions and of the applicable income tax regulations that have been promulgated under the Internal Revenue Code is greater in the case of a REIT that holds its assets through a partnership, as we do. Moreover, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not change the tax laws with respect to qualification as a REIT or the federal income tax consequences of that qualification.

If we were to fail to qualify as a REIT for any taxable year, we would be subject to federal income tax on our taxable income at corporate rates. In addition, if we lose our REIT status we would generally be disqualified from treatment as a REIT for the four taxable years following the year in which we lose our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer be deductible in computing our taxable income and we would no longer be required to make distributions. To the extent that distributions had been made in anticipation of our qualifying as a REIT, we might be required to borrow funds or liquidate some investments to pay the applicable corporate income tax. In addition, although we intend to operate in a manner intended to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause our board of directors to recommend that we revoke our REIT election.

We believe that our operating partnership will be treated for federal income tax purposes as a partnership and not as an association or as a publicly traded partnership taxable as a corporation. If the Internal Revenue Service were successfully to determine that our operating partnership should properly be treated as a corporation, our operating partnership would be required to pay federal income tax at corporate rates on its net income. In addition, we would fail to qualify as a REIT, with the resulting consequences described above.

To qualify as a REIT we must meet annual distribution requirements, which may result in us distributing amounts that may otherwise be used for our operations.

To obtain the favorable tax treatment accorded to REITs, we normally will be required each year to distribute to our stockholders at least 90% of our real estate investment income, determined without regard to the dividends paid deduction and by excluding net capital gains. We will be subject to federal income tax on our undistributed taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of (1) 85% of our ordinary income, (2) 95% of our capital gain net income and (3) 100% of our undistributed income from prior years. These requirements could cause us to distribute amounts that otherwise would be spent on investments in real estate assets and it is possible that we might be required to borrow funds or sell assets to fund these distributions. If we fund distributions through borrowings, then we will have to repay debt using money we could have otherwise used to acquire properties resulting in our ownership of fewer real estate assets. If we sell assets or use offering proceeds to pay distributions, we also will have fewer investments. Fewer investments may impact our ability to generate future cash flows from operations and, therefore, reduce your overall return. Although we intend to make distributions sufficient to meet the annual distribution requirements and to avoid corporate income taxation on the earnings that we distribute, it is possible that we might not always be able to do so.

Our ownership of our TRSs will be subject to limitations and our transactions with our TRSs will cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm's-length terms.

Overall, no more than 25% of the value of a REIT's assets may consist of stock or securities of one or more TRSs. In addition, the Internal Revenue Code limits the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The Internal Revenue Code also imposes a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis. The 100% tax would apply, for example, to the extent that we were found to have charged our TRS lessees rent in excess of an arm's length rent. We will monitor the value of our respective investments in our TRSs for the purpose of ensuring compliance with TRS ownership limitations and will structure our transactions with our TRSs on terms that we believe are arm's-length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 25% TRS limitation or to avoid application of the 100% excise tax.

If the leases of our hotels to the TRS lessees are not respected as true leases for U.S. federal income tax purposes, we will fail to qualify as a REIT.

To qualify as a REIT, we must annually satisfy two gross income tests, under which specified percentages of our gross income must be derived from certain sources, such as "rents from real property." Rents paid to our operating partnership by TRS lessees pursuant to the leases of our hotels will constitute substantially all of our gross income. In order for such rent to qualify as "rents from real property" for purposes of the gross income tests, the leases must be respected as true leases for U.S. federal income tax purposes and not be treated as service contracts, financing arrangements, joint ventures or some other type of arrangement. If our leases are not respected as true leases for U.S. federal income tax purposes, we will fail to qualify as a REIT.

If any hotel managers that we may engage do not qualify as "eligible independent contractors," or if our hotels are not "qualified lodging facilities," we will fail to qualify as a REIT.

Rent paid by a lessee that is a "related party tenant" of ours will not be qualifying income for purposes of the two gross income tests applicable to REITs. An exception is provided, however, for leases of "qualified lodging facilities" to a TRS so long as the hotels are managed by an "eligible independent contractor" and certain other requirements are satisfied. We expect to lease all or substantially all of our hotels to TRS lessees, which are disregarded subsidiaries of corporations that are intended to qualify as TRSs, and to engage hotel managers that are intended to qualify as "eligible independent contractors." Among other requirements, in order to qualify as an eligible independent contractor, the hotel manager must not own, directly or through its stockholders, more than 35% of our outstanding stock, and no person or group of persons can own more than 35% of our outstanding stock and the stock (or ownership interest) of the hotel manager, taking into account certain ownership attribution rules. The ownership attribution rules that apply for purposes of these 35% thresholds are complex, and monitoring actual and constructive ownership of our stock by our hotel managers and their owners may not be practical. Accordingly, there can be no assurance that these ownership levels will not be exceeded.

In addition, for a hotel management company to qualify as an eligible independent contractor, such company or a related person must be actively engaged in the trade or business of operating "qualified lodging facilities" (as defined below) for one or more persons not related to the REIT or its TRSs at each time that such company enters into a hotel management contract with a TRS or its TRS lessee. No assurances can be provided that any hotel managers that we may engage will in fact comply with this requirement in the future. Failure to comply with this requirement would require us to find other managers for future contracts, and, if we hired a management company without knowledge of the failure, it could jeopardize our status as a REIT.

Finally, each property with respect to which our TRS lessees pay rent must be a "qualified lodging facility." A "qualified lodging facility" is a hotel, motel, or other establishment more than one-half of the dwelling units in which are used on a transient basis, including customary amenities and facilities, provided that no wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. The REIT provisions of the Internal Revenue Code provide only limited guidance for making determinations under the requirements for qualified lodging facilities, and there can be no assurance that these requirements will be satisfied.

Recharacterization of sale-leaseback transactions may cause us to lose our REIT status.

We may purchase real properties and lease them back to the sellers of such properties. We cannot guarantee that the Internal Revenue Service will not challenge our characterization of any sale-leaseback transactions. In the event that any such sale-leaseback transaction is challenged and recharacterized as a financing transaction or loan for federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed. If a sale-leaseback transaction were so recharacterized, we might fail to satisfy the REIT qualification "asset tests" or the "income tests" and, consequently, lose our REIT status effective with the year of recharacterization. Alternatively, the amount of our REIT taxable income could be recalculated which might also cause us to fail to meet the distribution requirement for a taxable year.

You may have current tax liability on distributions if you elect to reinvest in shares of our common stock.

If you participate in our distribution reinvestment plan, you will be deemed to have received a cash distribution equal to the fair market value of the stock received pursuant to the plan. For Federal income tax purposes, you will be taxed on this amount in the same manner as if you have received cash; namely, to the extent that we have current or accumulated earnings and profits, you will have ordinary taxable income. As a result, unless you are a tax-exempt entity, you may have to use funds from other sources to pay your tax liability on the value of the common stock received.

Sales of our properties at gains are potentially subject to the prohibited transaction tax, which could reduce the return on your investment.

Our ability to dispose of property during the first few years following acquisition is restricted to a substantial extent as a result of our REIT status. Under applicable provisions of the Internal Revenue Code regarding prohibited transactions by REITs, we will be subject to a 100% tax on any gain realized on the sale or other disposition of any property (other than foreclosure property) we own, directly or through any subsidiary entity, including our operating partnership, but excluding our taxable REIT subsidiaries, that is deemed to be inventory or property held primarily for sale to customers in the ordinary course of trade or business. Whether property is inventory or otherwise held primarily for sale to customers in the ordinary course of a trade or business depends on the particular facts and circumstances surrounding each property. We intend to avoid the 100% prohibited transaction tax by (1) conducting activities that may otherwise be considered prohibited transactions through a taxable REIT subsidiary, (2) conducting our operations in such a manner so that no sale or other disposition of an asset we own, directly or through any subsidiary other than a taxable REIT subsidiary, will be treated as a prohibited transaction, or (3) structuring certain dispositions of our properties to comply with certain safe harbors available under the Internal Revenue Code for properties held at least two years. However, no assurance can be given that any particular property will not be treated as inventory or property held primarily for sale to customers in the ordinary course of a trade or business.

In certain circumstances, we may be subject to federal and state taxes as a REIT, which would reduce our cash available for distribution to you.

Even if we maintain our status as a REIT, we may be subject to federal and state taxes. For example, net income from a "prohibited transaction" will be subject to a 100% tax. We may not be able to make sufficient distributions to avoid excise taxes applicable to REITs. We may also decide to retain income we earn from the sale or other disposition of our real estate assets and pay income tax directly on such income. We may also be subject to state and local taxes on our income or property, either directly or at the level of the companies through which we indirectly own our assets. In addition, our TRSs will be subject to federal income tax and applicable state and local taxes on their net income. Any federal or state taxes we pay will reduce our cash available for distribution to you.

Distributions to tax-exempt investors may be classified as unrelated business taxable income.

Neither ordinary nor capital gain distributions with respect to our common stock nor gain from the sale of common stock should generally constitute unrelated business taxable income to a tax-exempt investor. However, there are certain exceptions to this rule. In particular:

- part of the income and gain recognized by certain qualified employee pension trusts with respect to our common stock may be treated as unrelated business taxable income if shares of our common stock are predominately held by qualified employee pension trusts, and we are required to rely on a special look-through rule for purposes of meeting one of the REIT share ownership tests, and we are not operated in a manner to avoid treatment of such income or gain as unrelated business taxable income;

- part of the income and gain recognized by a tax exempt investor with respect to our common stock would constitute unrelated business taxable income if the investor incurs debt to acquire the common stock; and
- part or all of the income or gain recognized with respect to our common stock by social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans which are exempt from federal income taxation under Sections 501(c)(7), (9), (17), or (20) of the Internal Revenue Code may be treated as unrelated business taxable income.

Complying with the REIT requirements may cause us to forego otherwise attractive opportunities.

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of shares of our common stock. We may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

Complying with the REIT requirements may force us to liquidate otherwise attractive investments.

To qualify as a REIT, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets, including shares of stock in other REITs, certain mortgage loans and mortgage backed securities. The remainder of our investment in securities (other than governmental securities and qualified real estate assets) generally cannot include more than 10.0% of the outstanding voting securities of any one issuer or more than 10.0% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5.0% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer and no more than 20.0% of the value of our total securities can be represented by securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements at the end of any calendar quarter, we must correct such failure within 30 days after the end of the calendar quarter to avoid losing our REIT status and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments.

Liquidation of assets may jeopardize our REIT status.

To qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our investments to satisfy our obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our status as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as dealer property or inventory.

Legislative or regulatory action could adversely affect investors.

In recent years, numerous legislative, judicial and administrative changes have been made to the federal income tax laws applicable to REITs. Additional changes to tax laws are likely to continue to occur in the future, and we cannot assure you that any such changes will not adversely affect the taxation of a stockholder. Any such changes could have an adverse effect on an investment in shares of our common stock. We urge you to consult with your own tax advisor with respect to the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in shares of our common stock.

The failure of a mezzanine loan to qualify as a real estate asset could adversely affect our ability to qualify as a REIT.

We may acquire mezzanine loans. If a mezzanine loan satisfies an Internal Revenue Service safe harbor, it will be treated as a real estate asset for purposes of the REIT asset tests and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the REIT 75% gross income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. We intend to make investments in loans that comply with the various requirements applicable to our qualification as a REIT. We may, however, acquire mezzanine loans that do not meet all of the requirements of this safe harbor. In the event we own a mezzanine loan that does not meet the safe harbor, the Internal Revenue Service could challenge such loan's treatment as a real estate asset for purposes of the REIT asset tests and could challenge treatment of interest on such loan as qualifying income for purposes of the 75% gross income test, and, if such a challenge were sustained, we could fail to qualify as a REIT.

The use of TRS lessees will increase our overall tax liability.

Our TRS lessees and any other of our domestic taxable REIT subsidiaries will be subject to federal and state income tax on their taxable income, which in the case of our TRS lessees may consist of revenues from hotel properties leased by our TRS lessees net of the operating expenses for such properties and rent payments to us. Accordingly, although our ownership of TRS lessees allows us to participate in the operating income from any hotel properties that may be acquired in addition to receiving rent, that operating income is fully subject to income tax. Such taxes could be substantial. The after-tax net income of our TRS lessees or other taxable REIT subsidiaries would be available for distribution to us.

Non U.S. investors may be subject to U.S. federal income taxes on the sale of shares of our common stock if we are unable to qualify as a "domestically controlled" REIT.

A non-U.S. person disposing of a U.S. real property interest, including shares of a U.S. corporation whose assets consist principally of U.S. real property interests, is generally subject to U.S. federal income tax on the gain recognized on such disposition. A non-U.S. stockholder generally would not be subject to U.S. federal income tax however, on gain from the disposition of stock in a REIT if the REIT is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by non-U.S. holders. We cannot assure you that we will qualify as a domestically controlled REIT. If we were to fail to so qualify, gain realized by a non-U.S. investor on a sale of our common stock would be subject to U.S. federal income tax unless our common stock was traded on an established securities market and the non-U.S. investor did not at any time during a specified testing period directly or indirectly own more than 5.0% of the value of our outstanding common stock.

If we were considered to actually or constructively pay a "preferential dividend" to certain of our stockholders, our status as a REIT could be adversely affected.

In order to qualify as a REIT, we must distribute to our stockholders at least 90% of our annual REIT taxable income (excluding net capital gain), determined without regard to the deduction for dividends paid. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be "preferential dividends." A dividend is not a preferential dividend if the distribution is pro rata among all outstanding shares of stock within a particular class, and in accordance with the preferences among different classes of stock as set forth in our organizational documents. If the IRS were to take the position that we paid a preferential dividend, we may be deemed to have failed the 90% distribution test, and our status as a REIT could be terminated if we were unable to cure such failure.

Retirement Plan Risks

There are special considerations for pension or profit-sharing or 401(k) plans, health or welfare plans or individual retirement accounts whose assets are being invested in our common stock due to requirements under the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Internal Revenue Code of 1986, as amended ("Internal Revenue Code"). Furthermore, a person acting on behalf of a plan not subject to ERISA may be subject to similar penalties under applicable federal, state, local, or non-U.S. law by reason of purchasing our stock.

If you are investing the assets of a pension, profit sharing or 401(k) plan, health or welfare plan, or an IRA, or other plan or arrangement subject to ERISA or Section 4975 of the Internal Revenue Code in us, you should consider:

- whether your investment is consistent with the applicable provisions of ERISA and the Internal Revenue Code;
- whether your investment is made in accordance with the documents and instruments governing your plan, IRA, or other arrangement, including the investment policy;
- whether your investment satisfies the prudence, diversification, and other applicable fiduciary requirements in Section 404(a) of ERISA;
- whether your investment will impair the liquidity of the plan, IRA, or other arrangement;

- whether your investment will produce unrelated business taxable income, referred to as UBTI and as defined in Sections 511 through 514 of the Internal Revenue Code, to the plan; and

- your need to value the assets of the plan annually.

You should consider whether your investment in us will cause some or all of our assets to be considered assets of an employee benefit plan, IRA, or other arrangement. We do not believe that under ERISA and U.S. Department of Labor regulations currently in effect that our assets would be treated as "plan assets" for purposes of ERISA. However, if our assets were considered to be plan assets, transactions involving our assets would be subject to ERISA and Section 4975 of the Internal Revenue Code and some of the transactions we have entered into with our advisor and its affiliates could be considered "prohibited transactions," under ERISA or the Internal Revenue Code. If such transactions were considered "prohibited transactions," our advisor and its affiliates could be subject to liabilities and excise taxes or penalties. In addition, our officers and directors, Moody National Advisors I, LLC and its affiliates could be deemed to be fiduciaries under ERISA, subject to other conditions, restrictions and prohibitions under Part 4 of Title I of ERISA and those serving as fiduciaries of plans investing in us may be considered to have improperly delegated fiduciary duties to us. Additionally, other transactions with "parties-in-interest" or "disqualified persons" with respect to an investing plan might be prohibited under ERISA, the Internal Revenue Code or other governing authority in the case of a government plan. Therefore, we would be operating under a burdensome regulatory regime that could limit or restrict investments we can make or our management of our real estate assets. Even if our assets are not considered to be plan assets, a prohibited transaction could occur if we or any of our affiliates is a fiduciary (within the meaning of ERISA) with respect to an employee benefit plan purchasing shares and, therefore, in the event any such persons are fiduciaries (within the meaning of ERISA) of your plan or IRA, you should not purchase shares unless an administrative or statutory exemption applies to your purchase.

Failure to satisfy the fiduciary standards of conduct and other requirements of ERISA, the Internal Revenue Code, or other applicable statutory or common law may result in the imposition of civil (and criminal, if the violation was willful) penalties, and can subject the fiduciary to equitable remedies. In addition, if an investment in our common stock constitutes a prohibited transaction under ERISA or the Internal Revenue Code, the fiduciary that authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested. Furthermore, to the extent that the assets of a plan or arrangement not subject to the fiduciary provisions of ERISA (for example, governmental plans, non-electing church plans, and foreign plans) will be used to purchase our stock, such plans should consider the impact of applicable federal, state, local, or non-U.S. law on the decision to make such purchase.

ITEM 1B. *Unresolved Staff Comments*

We have no unresolved staff comments.

ITEM 2. *Properties*

As of December 31, 2012, we owned the Woodlands property. For more information on the Woodlands property, see Item 1, "Business– Investment Portfolio–Woodlands Property."

Our principal executive offices are located at 6363 Woodway Drive, Suite 110, Houston, Texas, 77057. Our telephone number, general facsimile number and website address are (713) 977-7500, (713) 977-7505 and http://www.moodynationalreit.com, respectively.

ITEM 3. *Legal Proceedings*

From time to time, we are party to legal proceedings that arise in the ordinary course of our business. Management is not aware of any pending or contemplated legal proceedings the outcome of which is or would be reasonably likely to have a material adverse effect on our results of operations or financial condition.

ITEM 4. *Mine Safety Disclosures*

Not applicable.

PART II

ITEM 5. ***Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities***

Stockholder Information

As of March 19, 2013, we had approximately 1,582,988 shares of our common stock outstanding held by a total of approximately 428 stockholders. The number of stockholders is based on the records of DST Systems, Inc., who serves as our transfer agent.

Market Information

Our shares of common stock are not currently listed on a national securities exchange or any over-the-counter market. We do not expect our shares to become listed in the near future, and they may not become listed at all. Consequently, there is the risk that our stockholders may not be able to sell their shares at a time or price acceptable to them. We presently intend, but are not required, to complete a transaction providing liquidity for our stockholders within four to six years from the termination of our initial public offering, which occurred on October 12, 2012. Our charter does not require our board of directors to pursue a liquidity event at any particular time, or at all. However, we expect that our board of directors, in the exercise of its fiduciary duty to our stockholders, will determine to pursue a liquidity event when it believes that then-current market conditions are favorable for a liquidity event and that such a transaction is in the best interests of our stockholders. A liquidity event could include (1) the sale of all or substantially all of our assets either on a portfolio basis or individually followed by a liquidation, (2) a merger or another transaction approved by our board of directors in which our stockholders will receive cash or shares of a publicly traded company or (3) a listing of our shares on a national securities exchange. There can be no assurance as to when a suitable transaction will be available.

To assist the Financial Industry Regulatory Authority, Inc., or FINRA, members and their associated persons that participate in our public offering, we disclose in each annual report distributed to our stockholders an estimated per share value of our common stock, the method by which the estimated per share value was developed, and the date of the data used to develop the estimated per share value. In addition, our advisor will prepare annual statements of the estimated per share value to assist fiduciaries of retirement plans subject to the annual reporting requirements of ERISA in the preparation of their reports relating to an investment in our shares. For these purposes, our advisor has estimated the per share value of our common stock to be $10.00 per share as of December 31, 2012. The basis for this valuation is the fact that the current public offering price for our shares of common stock in our primary offering is $10.00 per share (not taking into account purchase price discounts for certain categories of purchasers).

Although this estimated per share value represents the most recent price at which most investors are willing to purchase shares of our common stock in our primary offering, this reported per share value is likely to differ from the price at which a stockholder could resell his or her shares of our common stock because: (1) there is no public trading market for our shares at this time; (2) the estimated per share value does not reflect, and is not derived from, the fair market value of our interest in our assets, nor does it represent the amount of net proceeds that would result from an immediate liquidation of those assets; (3) the estimated per share value does not take into account how market fluctuations affect the value of our investments; and (4) the estimated per share value does not take into account how developments related to individual assets may have increased or decreased the value of our portfolio.

Recent Sales of Unregistered Securities; Use of Offering Proceeds From Registered Securities

On April 15, 2009, our Registration Statement on Form S-11 (File No. 333-150612), registering a public offering of up to $1,100,000,000 in shares of our common stock, was declared effective by the SEC and we commenced our initial public offering. In our initial public offering we offered up to $1,000,000,000 in shares of our common stock to the public at $10.00 per share and up to $100,000,000 in shares of our common stock to our stockholders pursuant to our distribution reinvestment plan at $9.50 per share. On October 12, 2012, our Registration Statement on Form S-11 (File No. 333-179521) registering our follow-on public offering of up to $1,000,000,000 in shares of our common stock, was declared effective by the SEC and our initial public offering automatically terminated. In our follow-on offering we are offering up to $900,000,000 in shares of our common stock to the public at $10.00 per share and up to $100,000,000 in shares of our common stock to our stockholders pursuant to our distribution reinvestment plan at $9.50 per share.

As of December 31, 2012, we had accepted investors' subscriptions for, and issued, 1,317,307 shares of our common stock in our initial public offering and our follow-on offering, including 36,065 shares issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of approximately $12,812,414.

As of December 31, 2012, we had incurred selling commissions, dealer manager fees and organization and other offering costs in our initial public offering and our follow-on offering in the amounts set forth in the tables below. Moody Securities, LLC, our dealer manager, reallowed all of the selling commissions and a portion of the dealer manager fees to participating broker-dealers.

Initial Public Offering:

Type of Expense	Amount	Estimated/Actual
Selling commissions and dealer manager fees	$ 936,994	Actual
Finders' fees	—	—
Expenses paid to or for underwriters	—	—
Other organization and offering costs	780,167	Actual
Total expenses	$ 1,717,161	

Follow-On Offering:

Type of Expense	Amount	Estimated/Actual
Selling commissions and dealer manager fees	$ 184,570	Actual
Finders' fees	—	—
Expenses paid to or for underwriters	—	—
Other organization and offering costs	101,524	Actual
Total expenses	$ 286,094	

Through December 31, 2012, the net offering proceeds to us from our initial public offering and our follow-on offering, after deducting the total expenses incurred as described above, were approximately $10,809,159, excluding $342,620 in offering proceeds from shares of our common stock issued pursuant to our distribution reinvestment plan. For the year ended December 31, 2012, the ratio of the cost of raising capital to capital raised was approximately 15%.

We intend to use substantially all of the net proceeds from our public offerings to invest in a portfolio of real properties, real estate securities and debt-related investments. As of December 31, 2012, we had used $2,350,000 of the net proceeds from our initial public offering and debt financing to purchase our interest in the Residence Inn property (which was subsequently sold on August 23, 2012); $1,275,919 of the net proceeds from our initial public offering and debt financing to purchase our interest in the Hyatt Place note; and $5,088,578 of the net proceeds from our initial public offering and follow-on offering and debt financing to purchase the Woodlands property. As of December 31, 2012, we had paid $520,675 of acquisition expenses to third parties.

On August 2012, in connection with the death of a stockholder, we redeemed 6,000 shares of our common stock at the original purchase price of $10.00 per share, for an aggregate redemption price of $60,000. We have received no other requests to redeem shares of our common stock pursuant to our share redemption program. For a discussion of our share redemption program, see "Share Redemption Program" below.

Under our independent directors compensation plan, each of our current independent directors was entitled to receive 5,000 shares of restricted common stock when we raised the minimum offering amount of $2,000,000 in our initial public offering. On May 18, 2010, we raised the minimum offering amount of $2,000,000 in our initial public offering and each of our three independent directors was granted 5,000 shares of restricted stock pursuant to our independent directors compensation plan in a private transaction exempt from registration pursuant to Section 4(2) of the Securities Act, resulting in an issuance of an aggregate of 15,000 shares of restricted stock. On August 24, 2011, the date of the 2011 annual meeting of our stockholders, each of our three independent directors received an additional grant of 2,500 shares upon their reelection to our board of directors, resulting in an issuance of 7,500 additional shares of restricted stock. On February 29, 2012, Lawrence S. Jones resigned as a member of our board of directors and forfeited 1,250 unvested shares of restricted stock granted under the independent directors compensation plan, leaving a balance of 21,250 shares issued pursuant to the plan as of March 31, 2012. On May 9, 2012, a new independent director, Charles L. Horn, was elected to the board of directors and was issued 5,000 shares. On August 14, 2012, the date of the 2012 annual meeting of our stockholders, each of our three independent directors received an additional grant of 2,500 shares upon their reelection to our board of directors, resulting in an issuance of 7,500 additional shares of restricted stock in the aggregate. As of December 31, 2012, a total of 33,750 shares of restricted stock had been issued by us to our independent directors pursuant to our independent directors compensation plan. For more information on our independent directors compensation plan, see Item 11, "Executive Compensation—Compensation of our Directors."

Share Redemption Program

Our share redemption program may provide a limited opportunity for our stockholders to have their shares of common stock redeemed, subject to certain restrictions and limitations, at a price equal to or at a discount from the current offering price per share for the shares being redeemed. The discount will vary based upon the length of time that a stockholder has held the shares of our common stock subject to redemption, as described in the following table:

Share Purchase Anniversary	Redemption Price as a Percentage of Current Offering Price
Less than 1 year	No Redemption Allowed
1 year	92.5%
2 years	95.0%
3 years	97.5%
4 years and longer	100.0%

Following the conclusion of our public offering, shares of common stock will be redeemed, subject to certain restrictions and limitations, at a price equal to, or at a discount from, a price based upon the per-share net asset value and other factors that our board of directors deems relevant, including the then-current reinvestment price under our distribution reinvestment plan and general market conditions.

Unless the shares are being redeemed in connection with a stockholder's death or qualifying disability, we may not redeem shares unless the redeeming stockholder has held the shares for one year. Redemption requests made within two years of death or "qualifying disability" of a stockholder will be redeemed at a price equal to the then-current public offering price. Our board of directors, in its sole discretion, will make the determination of whether a stockholder has a qualifying disability after receiving written notice from the stockholder. Generally, our board of directors will consider a stockholder to have a qualifying disability if it is (1) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (2) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the stockholder's employees. We must receive written notice within 180 days after such stockholder's qualifying disability.

We are not obligated to redeem shares of our common stock under the share redemption program. Our board of directors may, in its sole discretion, accept or reject any share redemption request made by any stockholder at any time. If our board of directors accepts share redemptions, the number of shares to be redeemed during any calendar year is limited to (1) 5.0% of the weighted average number of shares of our common stock outstanding during the prior calendar year and (2) those that could be funded from the net proceeds from the sale of shares under our distribution reinvestment plan in the prior calendar year plus such additional funds as may be reserved for that purpose by our board of directors; provided, however that the above volume limitations shall not apply to redemptions requested within two years after the death of stockholder.

To the extent we determine to accept share redemption requests from our stockholders, redemption of shares of our common stock will be made quarterly upon written request to us at least 15 days prior to the end of the applicable quarter. Redemption requests will be honored approximately 30 days following the end of the applicable quarter, which we refer to as the "redemption date." Stockholders may withdraw their redemption request at any time up to three business days prior to the redemption date.

Our board of directors may, in its sole discretion, amend, suspend, or terminate the share redemption program at any time if it determines that the funds available to fund the share redemption program are needed for other business or operational purposes or that amendment, suspension or termination of the share redemption program is in the best interest of our stockholders. If our board of directors decides to amend, suspend or terminate the share redemption program, we will provide stockholders with no less than 30 days' prior written notice. Therefore, our stockholders may not have the opportunity to make a redemption request prior to any potential termination of our share redemption program.

Distribution Information

On May 20, 2010, our board of directors authorized and declared a cash distribution to our stockholders contingent upon the closing of our acquisition of an indirect interest in the Residence Inn property, which occurred on May 27, 2010. The distribution (1) accrues daily to our stockholders of record as of the close of business on each day; (2) is payable in cumulative amounts on or before the 15th day of each calendar month; and (3) is calculated at a rate of $0.002192 per share of our common stock per day, which, if paid each day over a 365-day period, is equivalent to an 8.0% annualized distribution rate based on a purchase price of $10.00 per share of our common stock.

The following table summarizes distributions paid in cash and pursuant to our distribution reinvestment plan for the years ended December 31, 2011 and 2012.

Period (1)	Cash Distribution (1)	Distribution Paid Pursuant to DRIP (1)(2)	Total Amount of Distribution (1)
First Quarter 2011	$ 42,398	$ 27,746	$ 70,144
Second Quarter 2011	46,591	29,343	75,934
Third Quarter 2011	52,391	31,474	83,865
Fourth Quarter 2011	67,284	29,758	97,042
Total	$ 208,664	$ 118,321	$ 326,985
First Quarter 2012	$ 90,374	$ 26,723	$ 117,097
Second Quarter 2012	114,446	35,856	150,302
Third Quarter 2012	148,527	52,850	201,377
Fourth Quarter 2012	177,655	61,594	239,249
Total	$ 531,002	$ 177,023	$ 708,025

(1) Distributions are paid on a monthly basis. Distributions for all record dates of a given month are paid approximately 15 days following the end of such month.
(2) Amount of distributions paid in shares of common stock pursuant to the distribution reinvestment plan.

We paid $326,985 in aggregate distributions in the year ended December 31, 2011, which was comprised of $208,664 in cash distributions and $118,321 in shares issued pursuant to our distribution reinvestment plan. We paid $708,025 in aggregate distributions for the year ended December 31, 2012, which was comprised of $531,002 in cash distributions and $177,023 shares issued pursuant to our distribution reinvestment plan. For the years ended December 31, 2011 and 2012, we had cash provided by operating activities of $54,942 and $547,671, respectively, and our funds from operations were $185,740 and $(324,661), respectively. For the year ended December 31, 2012, approximately 77% of distributions were paid from cash provided by operating activities and the remaining approximately 23% was paid from offering proceeds. For the year ended December 31, 2011, approximately 17% of distributions were paid from cash provided by operating activities and the approximately 83% amount was paid from offering proceeds. For more information on how we calculate funds from operations and reconciliation to net income (loss), see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations– Funds from Operations and Modified Funds from Operations."

The tax composition of our distributions declared for the years ended December 31, 2011 and 2012 was as follows:

	2012	2011
Ordinary Income	9.4%	0.0%
Capital Gain	90.6%	0.0%
Return of Capital	0.0%	100.0%
Total	100.0%	100.0%

ITEM 6. ***Selected Financial Data***

Selected Financial Data

The following selected financial data as of December 31, 2012, 2011, 2010, 2009 and 2008 and for the years ended December 31, 2012, 2011, 2010, 2009 and the period from January 15, 2008 (date of inception) through December 31, 2008 should be read in conjunction with the accompanying consolidated financial statements and related notes thereto and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our historical results are not necessarily indicative of results for any future period.

	As of December 31,				
Selected Financial Data	**2012**	**2011**	**2010**	**2009**	**2008**
BALANCE SHEET DATA:					
Total assets	$ 29,086,245	$ 21,940,218	$ 9,221,467	$ 313,509	$ 202,000
Total liabilities	$ 18,383,618	$ 16,801,869	$ 5,748,525	$ 111,509	$ —
Special partnership units	$ 1,000	$ 1,000	$ 1,000	$ 1,000	$ 1,000
Total equity	$ 10,701,627	$ 5,137,349	$ 3,471,942	$ 201,000	$ 201,000

	Year Ended December 31,				Period from January 15, 2008 (date of inception) through December 31,
	2012	**2011**	**2010**	**2009**	**2008**
STATEMENT OF OPERATIONS DATA:					
Total revenue	$ 1,094,920	$ 383,413	$ —	$ —	$ —
Total expenses	$ 1,280,740	$ 474,356	$ 161,886	$ —	$ —
Total income (loss) from discontinued operations	$ 1,179,933	$ 117,403	(124,796)		
Net income (loss)	$ 994,113	$ 26,460	$ (286,682)	$ —	$ —
STATEMENT OF CASH FLOWS DATA:					
Net cash provided by operating activities	$ 547,671	$ 54,942	$ 109,466	$ —	$ —
Net cash used in investing activities	$ 2,756,524	$ 1,374,545	$ 2,491,419	$ —	$ —
Net cash provided by financing activities	$ 3,852,064	$ 1,464,350	$ 3,102,096	$ —	$ 202,000
OTHER DATA:					
Distributions declared	$ 761,640	$ 341,147	$ 150,906	$ —	$ —

ITEM 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The following discussion and analysis should be read in conjunction with the "Selected Financial Data" above and our accompanying consolidated financial statements and the notes thereto included in this Annual Report. Also see "Forward Looking Statements" preceding Part I.

Overview

We were formed as a Maryland corporation on January 15, 2008, to invest in a diversified portfolio of real estate investments. We will seek to acquire primarily hotel properties and, to a lesser extent, multifamily, office, retail and industrial properties as well as real estate securities and debt-related investments. We are dependent upon proceeds received from the sale of shares of our common stock in our continuous public offering and any indebtedness that we may incur in order to conduct our proposed real estate investment activities.

On May 2, 2008, we filed a registration statement on Form S-11 with the SEC to offer a maximum of $1,000,000,000 in shares of our common stock to the public in our primary offering and $100,000,000 in shares of our common stock to our stockholders pursuant to our distribution reinvestment plan. On April 15, 2009, the SEC declared our registration statement effective and we commenced our initial public offering. On February 8, 2012, we were required to temporarily suspend our initial public offering due to the fact our previous auditors, Pannell Kerr Forster of Texas, P.C., notified us that they could not be considered independent for the 2009, 2010 and 2011 fiscal years. We subsequently engaged Frazier & Deeter, LLC to audit our 2009, 2010 and 2011 consolidated financial statements and to review our 2011 interim consolidated financial statements. We recommenced our initial public offering on March 13, 2012.

On October 12, 2012, we terminated our initial public offering and commenced our follow-on public offering (discussed below). As of the termination of our initial public offering on October 12, 2012, we had accepted subscriptions for, and issued, 1,126,253 shares of our common stock in our initial public offering, including 29,580 shares of our common stock pursuant to our distribution reinvestment plan, resulting in offering proceeds of $10,966,713.

Prior to the termination of our initial public offering, on February 14, 2012, we filed a registration statement on Form S-11 with the SEC to register a follow-on public offering of up to $1,000,000,000 in shares of our common stock. In our follow-on offering we are offering up to $900,000,000 in shares of our common stock to the public and up to $100,000,000 in shares of our common stock to our stockholders pursuant to our distribution reinvestment plan. On October 12, 2012, our follow-on offering was declared effective by the SEC and we terminated our initial public offering and commenced our follow-on offering. As of December 31, 2012, we had accepted investors' subscriptions for, and issued, 1,317,307 shares of our common stock in our initial public offering and follow-on offering, including 36,065 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of $12,812,414.

We are offering shares to the public in the follow-on offering at a price of $10.00 per share, with discounts available for certain purchasers, and to our stockholders pursuant to our distribution reinvestment plan at a price of $9.50 per share. Our board of directors may change the price at which we offer shares to the public in our follow-on offering from time to time during the follow-on offering, but not more frequently than quarterly, to reflect changes in our estimated per-share net asset value and other factors our board of directors deems relevant.

We intend to use substantially all of the net proceeds from our public offerings to invest in a diversified portfolio of real properties, real estate securities and debt-related investments. We anticipate that our portfolio will consist primarily of hotel properties located in the United States and Canada that we own exclusively or in joint ventures or other co-ownership arrangements with other persons. We may also invest in other property types consisting of multifamily, office, retail and industrial assets located in the United States and Canada as well as securities of real estate companies and debt-related investments. We may also make opportunistic investments in properties that may be under-developed or newly constructed and in properties that we believe are undervalued.

As of December 31, 2012, our portfolio consisted of two investments: (1) a 74.5% joint venture interest in the Hyatt Place note, a mortgage note secured by a hotel property located in Grapevine, Texas commonly known as Hyatt Place Grapevine hotel; and (2) the Woodlands property, a 91 room hotel situated on approximately 216,849 square foot (4.98 acre) parcel of land in The Woodlands, Texas.

We believe that we have sufficient capital to meet our existing debt service and other operating obligations for the next year and that we have adequate resources to fund our cash needs until we reach profitable operations. However, our operations are subject to a variety of risks, including, but not limited to, our ability to raise additional funds in our continuous public offering, changes in national economic conditions, the restricted availability of financing, changes in demographic trends and interest rates, declining real estate valuations and downward pressure on rental rates. As a result of these uncertainties, there can be no assurance that we will meet our investment objectives or that the risks described above will not have an adverse effect on our properties or results of operations.

We made an election to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code commencing with the taxable year ended December 31, 2011. We previously determined not to make an election to qualify as a REIT under the Internal Revenue Code because we had a net operating loss for the years ended December 31, 2009 and 2010 and had fewer than 100 stockholders as of December 31, 2009 and 2010.

As a REIT, we generally are not subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year after the taxable year in which we initially elect to be taxed as a REIT, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied. Failing to qualify as a REIT could materially and adversely affect our net income.

Review of our Investment Policies

Our board of directors, including our independent directors, has reviewed our investment policies as described in this Annual Report and determined that such policies are in the best interests of our stockholders because: (1) such policies increase the likelihood that we will be able to acquire a diversified portfolio of income producing properties, thereby reducing risk in our portfolio; (2) our executive officers and directors and the affiliates of our advisor have expertise with the type of real estate investments we seek; and (3) borrowings should enable us to purchase assets and earn rental income more quickly, thereby increasing the likelihood of generating income for our stockholders and preserving stockholder capital.

Market Outlook

The recent recession in the United States has impacted the real estate and credit markets, primarily in the form of escalating default rates on mortgages, declining home values and increasing inventory nationwide. The constraints on available credit have resulted in illiquidity and volatility in the markets for corporate bonds, asset-backed securities and commercial real estate bonds and loans. Economic conditions have also negatively impacted the commercial real estate sector, resulting in lower occupancy, lower rental rates and declining values. The economy in the United States is currently improving; however, there is no assurance that economic conditions will continue to improve or will not worsen in the future. We believe that as the economic environment improves, we will have unique investment opportunities, particularly in the hospitality sector. We believe that the hospitality sector has the greatest supply-demand imbalance among all real estate asset classes at this time. As the economy continues to improve, room rates for hotels should increase due to the fact that increased demand for hotel rooms is generally correlated with growth in the U.S. gross domestic product (GDP). Demand growth, combined with the current undersupply of hotel rooms, should result in improved fundamentals in the hospitality space, particularly upward pressure on room rates. The ability of hotels to adjust room rates quickly should allow hotel property owners to take advantage of this anticipated trend.

Liquidity and Capital Resources

We commenced real estate operations with the acquisition of the Residence Inn property on May 27, 2010. Our principal demand for funds will be for the acquisition of real estate assets, the payment of operating expenses, principal and interest payments on our outstanding indebtedness and the payment of distributions to our stockholders. Over time, we intend to generally fund our cash needs for items other than asset acquisitions from operations. Our cash needs for acquisitions and investments will be funded primarily from the sale of shares of our common stock in our continuous public offering, including those offered for sale through our distribution reinvestment plan, and through the assumption and origination of debt.

There may be a delay between the sale of shares of our common stock and our purchase of assets, which could result in a delay in the benefits to our stockholders, if any, of returns generated from our investment operations. Our advisor, subject to the oversight of our investment committee and board of directors, will evaluate potential acquisitions and will engage in negotiations with sellers and lenders on our behalf. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures.

We may, but are not required to, establish working capital reserves from offering proceeds, out of cash flow generated by our real estate assets or out of proceeds from the sale of our real estate assets. We do not anticipate establishing a general working capital reserve; however, we may establish working capital reserves with respect to particular investments. We also may, but are not required to, establish reserves out of cash flow generated by our real estate assets or out of net sale proceeds in non-liquidating sale transactions. Working capital reserves are typically utilized to fund tenant improvements, leasing commissions and major capital expenditures. Our lenders also may require working capital reserves.

To the extent that any working capital reserve we establish is insufficient to satisfy our cash requirements, additional funds may be provided from cash generated from operations or through short-term borrowing. In addition, subject to certain limitations, we may incur indebtedness in connection with the acquisition of any real estate asset, refinance the debt thereon, arrange for the leveraging of any previously unfinanced property or reinvest the proceeds of financing or refinancing in additional properties.

Net Cash Provided by Operating Activities

Net cash provided by operating activities for the year ended December 31, 2012 was $387,070, which was primarily from real estate operations and net interest income. Net cash provided by operating activities for the year ended December 31, 2011 was $54,942.

Net Cash Used in Investing Activities

Net cash used in investing activities for the year ended December 31, 2012 was $2,595,923, which was comprised of net proceeds from the sale of real estate of $3,223,480, and repayments of a mortgage note receivable of $187,033 offset by an increase in restricted cash of $661,243 and additions to hotel properties of $5,345,193. Net cash used in investing activities for the year ended December 31, 2011 was $1,374,545.

Net Cash Provided by Financing Activities

Net cash provided by financing activities for the year ended December 31, 2012 was $3,852,064, consisting primarily of offering proceeds of $7,670,174, which was used to fund $1,658,879 in offering costs, $531,002 for the payment of distributions, $534,217 for repayments of notes payable, and $956,598 for distributions to noncontrolling interest in joint venture. Net cash provided by financing activities for the year ended December 31, 2011 was $1,464,350.

Cash and Cash Equivalents

As of December 31, 2012, we had cash on hand of $2,710,101.

Debt

Our aggregate borrowings, secured and unsecured, are reviewed by our board of directors at least quarterly. Under our charter, we are prohibited from borrowing in excess of 300% of the value of our net assets. "Net assets" for purposes of this calculation is defined to be our total assets (other than intangibles), valued at cost prior to deducting depreciation, reserves for bad debts and other non-cash reserves, less total liabilities. The preceding calculation is generally expected to approximate 75% of the aggregate cost of our assets before non-cash reserves and depreciation. However, we may temporarily borrow in excess of these amounts if such excess is approved by a majority of our independent directors and disclosed to our stockholders in our next quarterly report, along with an explanation for such excess. As of December 31, 2012, our debt levels did not exceed 300% of the value of our assets.

As of December 31, 2011, our debt-to net assets ratio exceeded 300%. Our independent directors approved such excess debt due to the fact that our board of directors believed that our outstanding indebtedness was adequately secured and we were able to service our outstanding indebtedness under the terms of our financing agreements.

As of December 31, 2012, our outstanding indebtedness totaled $17,904,671, which consisted of $11,003,658 outstanding on the financing obtained in connection with the acquisition of the Hyatt Place note, and $6,901,013 outstanding on the Woodlands loan, each described below.

Acquisition Note. In connection with the acquisition of the Hyatt Place note, on the closing date and effective as of May 5, 2011, MNHP Note Holder, LLC, the note joint venture, borrowed $11,483,280 from Patriot Bank, pursuant to a mortgage note, or the acquisition note, and the Commercial Loan Agreement, or the loan agreement, by and among Patriot Bank, the note joint venture, Moody National Mortgage, Moody National Management L.P., or Moody National Management, an affiliate of our sponsor, Moody National Realty Company, L.P., or Moody National Realty, an affiliate of our sponsor, and Brett C. Moody.

The entire unpaid principal balance of the acquisition note and all accrued and unpaid interest thereon is due and payable in full on May 5, 2018, or the acquisition note maturity date. The acquisition note accrued interest at a fixed rate of 3.00% per annum through August 21, 2012, or the first change date. For the period from the first change date through August 21, 2015, or the second change date, the acquisition note bears interest at a fixed rate of 3.0% which is equal to (1) the variable interest rate per annum published in *The Wall Street Journal* as the "Prime Rate" for the U.S., or the prime rate, in effect as of the first change date, minus (2) 0.25%, provided that in no event will the interest rate exceed the maximum interest rate permitted by applicable law, or the maximum rate. For the period from the second change date through the acquisition note maturity date, the acquisition note will bear interest at a fixed rate equal to (1) the prime rate in effect as of the second change date, minus (2) 0.25%, provided that in no event will the interest rate exceed the maximum rate. The Prime Rate at December 31, 2012 was 3.25%. All amounts of principal and interest due under the acquisition note that are more than ten days past due will bear interest at a rate equal to the applicable interest rate due under the acquisition note for such amounts plus 5.0%. The note joint venture may prepay the acquisition note, in whole or in part, at any time without penalty or premium.

The performance of the obligations of the note joint venture under the acquisition note is secured by a Collateral Assignment of Note and Liens by and between the note joint venture and Patriot Bank, or the collateral assignment, pursuant to which the note joint venture pledged and collaterally assigned to Patriot Bank, and granted Patriot Bank a security interest in, all of note joint venture's right, title and interest in and to, among other items, (1) the Hyatt Place note and all indebtedness evidenced thereby, (2) the Deed of Trust, Security Agreement and Financing Statement by the borrower for the benefit of Patriot Bank with respect to the Hyatt Place property, (3) all other loan documents relating to the Hyatt Place note, and (4) all right, title, interest and claims of the note joint venture as the owner of the Hyatt Place note, including any and all payments of any kind payable to the note joint venture by the borrower by reason of the note joint venture's ownership of the Hyatt Place note. Pursuant to the collateral assignment, upon any event of default under the loan agreement or the collateral assignment, all amounts due and payable by the trust under the Hyatt Place note will be due and payable to Patriot Bank.

In addition, (1) Moody National Mortgage, Moody National Management and Moody National Realty have each unconditionally and irrevocably guaranteed the prompt payment when due of all of the note joint venture's obligations under the acquisition note and the collateral assignment and (2) Brett C. Moody has provided a limited guaranty of the note joint venture's obligations under the acquisition note and the collateral assignment.

Woodlands Loan. In connection with the acquisition of the Woodlands property by Moody National Wood-Hou Holding, LLC, a wholly owned subsidiary of our operating partnership, or Moody Holding, Moody Holding assumed, as modified, an existing mortgage loan secured by the Woodlands property with an original principal amount of $7,500,000, or the Woodlands loan, from U.S. Bank National Association, as Trustee for the Registered Holders of J.P. Morgan Chase Commercial Mortgage Securities Trust 2006-LDP9, Commercial Mortgage Pass-Through Certificates, Series 2006-LDP9, or the lender. As of the closing date, the Woodlands loan had an outstanding principle balance of $6,911,422.

The entire unpaid principal balance of the Woodlands loan and all accrued and unpaid interest thereon is due and payable in full on December 6, 2016. Interest on the outstanding principal balance of the Woodlands loan accrues at a per annum rate equal to 6.0%. In the event that, and so long as, any event of default has occurred and is continuing under the Woodlands loan, the outstanding principal balance of the Woodlands loan and any unpaid interest thereon will bear interest at a per annum rate equal to the lesser of (1) the highest interest rate permitted by applicable law and (2)11.0%. In addition, in the event that any payment due under the Woodlands loan is not made when due, Moody Holding will pay a late charge in an amount equal to 5.0% of the amount of the overdue payment. Moody Holding may, upon at least thirty days prior written notice to the lender, prepay the Woodlands loan in full without penalty at any time following the date that is three months prior to the maturity date. In certain circumstances a prepayment of the Woodlands loan will be subject to a prepayment penalty calculated in accordance with the promissory note evidencing the Woodlands loan. Principal payments on the Woodlands loan of $123,201, $130,908, $139,097 and $6,507,807 are due for the years 2013, 2014, 2015 and 2016, respectively. As of December 31, 2012, there was $6,901,013 outstanding on the Woodlands loan.

The performance of the obligations of Moody Holding under the Woodlands loan are secured by, among other things, (1) a security interest in the Woodlands property and other collateral granted to lender by Moody Holding pursuant to a Deed of Trust and Security Agreement, (2) a security interest in all personal property, accounts, inventory and other collateral related to the operation of the Woodlands property by Moody National Wood-Hou MT, LLC, or the Master Tenant, pursuant to a Security Agreement, (3) an assignment of the leases and rents of the Woodlands property in favor of the lender by each of Moody Holding and Master Tenant, (4) an assignment of all of Master Tenant's right, title and interest in and to the management agreement with respect to the Woodlands property and the subordination of all of the property manager's rights and interests with respect to the Woodlands property to the liens and interests of the lender pursuant to an Assignment and Subordination of Management Agreement, and (5) an absolute guaranty to pay, and agreement to indemnify the lender with respect to, certain of the obligations and liabilities of Moody Holding under the Woodlands loan granted to the lender, on a joint and several basis, by Brett C. Moody, us and our operating partnership.

Contractual Commitments and Contingencies

The following is a summary of our contractual obligations as of December 31, 2012:

	Payments Due By Period				
Contractual Obligations	**Total**	**2013**	**2014-2015**	**2016-2017**	**Thereafter**
Long-term debt obligations(1)	$ 17,904,671	$ 449,492	$ 953,090	$ 7,232,807	$ 9,269,282
Interest payments on outstanding debt obligations(2)	3,270,047	746,554	1,439,000	980,828	103,665
Purchase obligations(3)	—	—	—	—	—
Total	$ 21,174,718	$ 1,196,046	$ 2,392,090	$ 8,213,635	$ 9,372,947

(1) Amounts include principal payments only.
(2) Projected interest payments are based on the outstanding principal amounts and weighted-average interest rates at December 31, 2012.
(3) Purchase obligations were excluded from contractual obligations as there were no binding purchase obligations as of December 31, 2012.

Our organization and offering costs are incurred by our advisor on our behalf. Pursuant to our advisory agreement with our advisor, we are obligated to reimburse our advisor or its affiliates, as applicable, for organization and offering costs incurred by our advisor on our behalf associated with each of our public offerings, but only to the extent that such reimbursements do not exceed actual expenses incurred by our advisor and would not cause sales commissions, the dealer manager fee and other organization and offering costs borne by us in a public offering to exceed 15.0% of gross offering proceeds from the sale of our shares in such public offering as of the date of reimbursement. Our advisor is obligated to reimburse us to the extent organization and offering costs (including sales commissions and dealer manager fees) incurred by us in a public offering exceed 15.0% of the gross offering proceeds from the sale of our shares of common stock in a public offering. As of December 31, 2012, total offering costs were $4,132,374 for the initial public offering and $746,040 for the follow-on offering. Organization costs were $28,083 for the initial public offering. Offering costs of $946,944 and $184,570 were incurred directly by us for the initial public offering and follow-on offering, respectively. We have reimbursed our advisor for $28,083 in organization costs and $742,134 in offering costs for the initial public offering and $583,324 in offering costs for the follow-on offering. We have a $481,801 receivable from our advisor for offering costs, which is recorded as an offset to additional paid-in capital. The remaining $2,903,243 in offering costs is not our liability because such costs exceed the 15% limit described above.

We will reimburse our advisor for all operating expenses paid or incurred by our advisor in connection with the services provided to us, subject to the limitation that we will not reimburse our advisor for any amount by which our operating expenses (including the asset management fee) at the end of the four preceding fiscal quarters exceeds the greater of: (1) 2% of our average invested assets, or (2) 25% of our net income determined without reduction for any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of our assets for that period, or the 2%/25% limitation. Notwithstanding the above, we may reimburse our advisor for operating expenses in excess of this limitation if a majority of the independent directors determines that such excess expenses are justified based on unusual and non-recurring factors. For the four fiscal quarters ended December 31, 2012, our total operating expenses were $970,563, which included $138,278 in operating expenses incurred directly by us and $832,285 incurred by our advisor on our behalf. Of the $923,588 in total operating expenses incurred during the four fiscal quarters ended December 31, 2012, $599,681 exceeded the 2%/25% Limitation and is not our obligation. Additionally, our advisor has incurred $2,490,553 in operating expenses on our behalf prior to the four fiscal quarters ended December 31, 2012. Subject to a future determination by the board of directors, this amount is not reimbursable to our advisor nor our obligation.

Our advisor waived all expenses reimbursable to our advisor for the seven fiscal quarters ended December 31, 2012 to the extent such expenses had not been previously reimbursed to our advisor. Our advisor further acknowledged that all such expenses incurred directly by us during this waiver period shall be paid by our advisor on our behalf. Total reimbursable expenses waived or assumed by our advisor were $1,243,824 as of December 31, 2012.

Results of Operations

We commenced operations on May 27, 2010 in connection with our acquisition of our interest in the Residence Inn property. As of December 31, 2011, we owned the joint venture interest in the Residence Inn property and the Hyatt Place note. As of December 31, 2012, we owned the joint venture interests in the Hyatt Place note and the Woodlands property. Because we acquired the Hyatt Place note on June 3, 2011, sold the Residence Inn property on August 23, 2012 and acquired the Woodlands property on November 8, 2012, our results of operations for the year ended December 31, 2012 are not directly comparable to those for the year ended December 31, 2011. In general, we expect that our income and expenses related to our portfolio will increase in future periods as a result of anticipated future acquisitions of real estate and real estate-related investments.

As a result of the sale of the Residence Inn property, the revenues and expenses of the Residence Inn property are included in income (loss) from discontinued operations in the accompanying consolidated statements of operations for all periods presented and are discussed below separately.

Comparison of the year ended December 31, 2012 versus the year ended December 31, 2011

Revenue

Hotel revenue was $436,652 for the year ended December 31, 2012 and was related to revenue from the Woodlands property. Interest income from real estate loan receivable related to the Hyatt Place note increased to $658,268 for the year ended December 31, 2012 from $383,413 for the year ended December 31, 2011 due to the fact that we owned the Hyatt Place note during the entire 2012 reporting period. We expect that room revenue, other hotel revenue and total revenue will each increase in future periods as a result of anticipated future acquisitions of real estate assets and owning the Woodlands property for the entire reporting period.

Hotel Operating Expenses

Hotel operating expenses were $274,322 for the year ended December 31, 2012. We expect hotel operating expenses to increase in future periods as a result of anticipated future acquisitions and owning the Woodlands property for the entire reporting period.

Property Taxes, Insurance and Other

Property taxes, insurance and other were $29,615 for the year ended December 31, 2012. We expect this amount to increase in future periods as a result of anticipated future acquisitions and owning the Woodlands property for the entire reporting period.

Depreciation and Amortization

Depreciation and amortization expense was $58,650 for the year ended December 31, 2012. We expect this amount to increase in future periods as a result of anticipated future acquisitions and owning the Woodlands property for the entire reporting period.

Property Acquisition Expenses

Property acquisition expenses were $365,720 for the year ended December 31, 2012 and were related to the acquisition of the Woodlands property.

Corporate General and Administrative Expenses

Corporate general and administrative expenses decreased from $267,563 for the year ended December 31, 2011 to $138,479 for the the year ended December 31, 2012. These corporate general and administrative expenses consisted primarily of restricted stock compensation and asset management fees. The decrease in corporate general and administrative expenses was primarily due to decreases in asset management fees for the year ended December 31, 2012 as a result of our advisor waiving the asset management fees due to it during the period. We expect corporate general and administrative expenses to increase in future periods as a result of anticipated future acquisitions, but to decrease as a percentage of total revenue.

Interest Expense and Amortization of Deferred Loan Costs

In connection with the acquisition of the Hyatt Place note, the note joint venture borrowed $11,483,280 to partially finance the purchase of the Hyatt Place note. In connection with the acquisition of the Woodlands property, we assumed a loan with a principal balance of $6,911,422 at the date of closing. During the years ended December 31, 2012 and 2011, we incurred interest expense of $413,954 and $206,793, respectively, related to this debt, including amortization of deferred loan costs of $13,518 and $8,034, respectively. This increase in interest expense was due to the fact that we owned our interest in the Hyatt Place note for the full period in 2012. In future periods our interest expense will vary based on the amount of our borrowings, which will depend on the cost of borrowings, the amount of proceeds we raise in our ongoing follow-on offering and our ability to identify and acquire real estate and real estate-related assets that meet our investment objectives.

Operating Income (Loss) from Discontinued Operations

Operating income (loss) from discontinued operations was $(329,353) and $216,703 for the years ended December 31, 2012 and 2011, respectively. This decrease in operating income was due to the fact that we owned our interest in the Residence Inn property for the full period in 2011 and that we paid a loan prepayment penalty and wrote off unamortized loan costs during the year ended December 31, 2012.

Gain on Disposition of Hotel Property

Gain on disposition of hotel property was $1,510,786 and $0 for the years ended December 31, 2012 and 2011, respectively, and related to the sale of the Residence Inn property.

Income Tax Expense

Income tax expense decreased from $99,300 to $1,500 for the years ended December 31, 2011 and 2012, respectively, based on income tax rates of 41% and 21% for the years ended December 31, 2011 and 2012, respectively.

Total Income from Discontinued Operations

Total income from discontinued operations was $1,179,933 and $117,403 for the years ended December 31, 2012 and 2011, respectively.

Net Income (Loss)

We had net income of $994,113 for the year ended December 31, 2012 compared to net income of $26,460 for the year ended December 31, 2011. Our increase in net income for the year ended December 31, 2012 is due to the factors described above and the fact that we sold the Residence Inn property during the year ended December 31, 2012. Excluding income attributable to a noncontrolling interest in a consolidated joint venture of $373,806 and $75,362 and income attributable to a noncontrolling interest in common operating partnership units of $79 and $51, net income (loss) attributable to us was $620,228 and $(48,953) for the years ended December 31, 2012 and 2011, respectively.

Critical Accounting Policies

General

Our accounting policies have been established to conform with U.S. generally accepted accounting principles, or GAAP. The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If management's judgment or interpretation of the facts and circumstances relating to various transactions is different, it is possible that different accounting policies will be applied or different amounts of assets, liabilities, revenues and expenses will be recorded, resulting in a different presentation of the financial statements or different amounts reported in the financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses. Below is a discussion of the accounting policies that management considers to be most critical once we commence significant operations. These policies require complex judgment in their application or estimates about matters that are inherently uncertain.

Income Taxes

We have made an election to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code commencing with the taxable year ended December 31, 2011. Prior to qualifying to be taxed as a REIT, we were subject to normal federal and state corporation income taxes. We previously determined not to make an election to qualify as a REIT under the Internal Revenue Code because we had a net operating loss for the years ended December 31, 2009 and 2010 and had fewer than 100 stockholders as of December 31, 2009 and 2010.

As a REIT, we generally will not be subject to federal corporate income tax to the extent we distribute our REIT taxable income to our stockholders, so long as we distribute at least 90% of our REIT taxable income (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). REITs are subject to a number of other organizational and operations requirements. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.

We lease the hotels we acquire to wholly-owned taxable REIT subsidiaries that are subject to federal, state and local income taxes. We account for income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is recorded for net deferred tax assets that are not expected to be realized. We accrued $38,200 and $105,600 in current income taxes for the years ended December 31, 2012 and 2011, respectively. We had a net deferred tax liability of $0 and $36,700 as of December 31, 2012 and 2011, respectively.

We have reviewed tax positions under GAAP guidance that clarifies the relevant criteria and approach for the recognition and measurement of uncertain tax positions. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition of a tax position taken, or expected to be taken, in a tax return. A tax position may only be recognized in the financial statements if it is more likely than not that the tax position will be sustained upon examination. We had no material uncertain tax positions as of December 31, 2012.

The preparation of our various tax returns requires the use of estimates for federal and state income tax purposes. These estimates may be subjected to review by the respective taxing authorities. A revision to an estimate may result in an assessment of additional taxes, penalties and interest. At this time, a range in which our estimates may change is not expected to be material. We will account for interest and penalties relating to uncertain tax provisions in the current period income statement, if necessary. We have not recorded any adjustment to our financial statements as a result of this interpretation. We have tax years 2008, 2009, 2010, 2011 and 2012 remaining subject to examination by various federal and state tax jurisdictions.

Valuation and Allocation of Real Property — Acquisition

Upon acquisition, the purchase price of real property is allocated to the tangible assets acquired, consisting of land, buildings and tenant improvements, any assumed debt, identified intangible assets and asset retirement obligations based on their fair values. Identified intangible assets consist of above-market and below-market leases, in-place leases, in-place contracts, tenant relationships and any goodwill or gain on purchase. Acquisition costs are charged to expense as incurred. Initial valuations are subject to change during the measurement period, but the measurement period ends as soon as the information is available. The measurement period shall not exceed one year from the acquisition date.

The fair value of the tangible assets acquired consists of land, buildings, furniture, fixtures and equipment. Land values are derived from appraisals, and building values are calculated as replacement cost less depreciation or our estimates of the relative fair value of these assets using discounted cash flow analyses or similar methods. The value of the building is depreciated over the estimated useful life of thirty-nine years using the straight-line method. The value of furniture, fixtures and equipment is based on their fair value using replacement costs less depreciation.

We determine the fair value of assumed debt by calculating the net present value of the scheduled mortgage payments using interest rates for debt with similar terms and remaining maturities that we believe we could obtain. Any difference between the fair value and stated value of the assumed debt is recorded as a discount or premium and amortized over the remaining life of the loan.

In allocating the purchase price of each of our properties, our advisor makes assumptions and uses various estimates, including, but not limited to, the estimated useful lives of the assets, the cost of replacing certain assets, discount rates used to determine present values, market rental rates per square foot and the period required to lease the property up to its occupancy at acquisition as if it were vacant. Many of these estimates are obtained from independent third party appraisals.

However, we are responsible for the source and use of these estimates. These estimates are judgmental and subject to being imprecise; accordingly, if different estimates and assumptions were derived, the valuation of the various categories of our real estate assets or related intangibles could in turn result in a difference in the depreciation or amortization expense recorded in our condensed consolidated financial statements. These variances could be material to our results of operations and financial condition.

Valuation and Allocation of Real Property — Ownership

Depreciation or amortization expenses are computed using the straight-line and accelerated methods based upon the following estimated useful lives:

	Years
Buildings and improvements	39
Exterior improvements	10-20
Equipment and fixtures	5-10

Impairments

For real estate we own, our management monitors events and changes in circumstances indicating that the carrying amounts of the real estate assets may not be recoverable. When such events or changes in circumstances are present, we assess potential impairment by comparing estimated future undiscounted operating cash flows expected to be generated over the life of the asset and from its eventual disposition, to the carrying amount of the asset. In the event that the carrying amount exceeds the estimated future undiscounted operating cash flows, we recognize an impairment loss to adjust the carrying amount of the asset to estimated fair value for assets held for use and fair value less costs to sell for assets held for sale. There were no such losses for the years ended December 31, 2012 and 2011.

In evaluating our investments for impairment, we make several estimates and assumptions, including, but not limited to, the projected date of disposition of the properties, the estimated future cash flows of the properties during our ownership and the projected sales price of each of the properties. A change in these estimates and assumptions could result in a change in the estimated fair value of our hotel properties, which could then result in an impairment which could result in a material change to our financial statements.

Mortgage Note Receivable

We provide first-mortgage financing in the form of a note receivable. This loan is held for investment and is intended to be held to maturity and, accordingly, is recorded at cost, net of the allowance for losses when a loan is deemed to be impaired. Premiums, discounts, and net origination fees are amortized or accreted as an adjustment to interest income using the effective interest method over the life of the loan. We discontinue recording interest and amortizing discounts/premiums when the contractual payment of interest and/or principal is not received.

Impairment of Notes Receivable

We review notes receivables for impairment in each reporting period pursuant to the applicable authoritative accounting guidance. A loan is impaired when, based on current information and events, it is probable that we will be unable to collect all amounts recorded as assets on the balance sheet. We apply normal loan review and underwriting procedures (as may be implemented or modified from time to time) in making that judgment.

When a loan is impaired, we measure impairment based on the present value of expected cash flows discounted at the loan's effective interest rate against the value of the asset recorded on the balance sheet. We may also measure impairment based on a loan's observable market price or the fair value of collateral if the loan is collateral dependent. If a loan is deemed to be impaired, we record a valuation allowance through a charge to earnings for any shortfall. Our assessment of impairment is based on considerable judgment and estimates. We did not record a valuation allowance during the year ended December 31, 2012.

Earnings (Loss) per Share

Earnings (loss) per share ("EPS") is calculated based on the weighted average number of shares outstanding during each period. Basic and diluted EPS are the same for all periods presented. Non-vested shares of restricted stock, totaling 8,125 shares, held by our independent directors are included in the calculation of earnings per share because the effect is dilutive.

Recent Accounting Pronouncements

There are no new unimplemented accounting pronouncements that are expected to have a material impact on our results of operations, financial position or cash flows.

Inflation

As of December 31, 2012, our only investments consisted of our 74.5% joint venture interest in the Hyatt Place note and the Woodlands property. Operators of hotels, in general, possess the ability to adjust room rates daily to reflect the effects of inflation. Competitive pressures may, however, limit the operators' ability to raise room rates. We are currently not experiencing any material impact from inflation.

With the exception of leases with tenants in multifamily properties, we expect to include provisions in our tenant leases designed to protect us from the impact of inflation. These provisions will include reimbursement billings for operating expense pass-through charges, real estate tax and insurance reimbursements, or in some cases annual reimbursement of operating expenses above a certain allowance. Due to the generally long-term nature of these leases, annual rent increases may not be sufficient to cover inflation and rent may be below market. Leases in multifamily properties generally turn over on an annual basis and do not typically present the same issue regarding inflation protection due to their short-term nature.

REIT Compliance

To qualify as a REIT for tax purposes, we are required to distribute at least 90% of our REIT taxable income to our stockholders. We must also meet certain asset and income tests, as well as other requirements. We will monitor the business and transactions that may potentially impact our REIT status. If we fail to qualify as a REIT in any taxable year following the taxable year in which we initially elect to be taxed as a REIT, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which our REIT qualification is lost unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to our stockholders.

Distributions

On May 20, 2010, we authorized and declared a cash distribution to our stockholders, or the distribution, contingent upon the closing of our acquisition of our interest in the Residence Inn property, which occurred on May 27, 2010. The distribution (1) accrues daily to our stockholders of record on each day; (2) is payable in cumulative amounts on or before the 15th day of each calendar month; and (3) is calculated at a rate of $0.002192 per share of the our common stock per day, which, if paid each day over a 365-day period, is equivalent to an 8.0% annualized distribution rate based on a purchase price of $10.00 per share of our common stock.

The following table summarizes distributions paid in cash and pursuant to the DRIP for the years ended December 31, 2011 and 2012.

Period (1)	Cash Distribution (1)	Distribution Paid Pursuant to DRIP (1)(2)	Total Amount of Distribution (1)
First Quarter 2011	$ 42,398	$ 27,746	$ 70,144
Second Quarter 2011	46,591	29,343	75,934
Third Quarter 2011	52,391	31,474	83,865
Fourth Quarter 2011	67,284	29,758	97,042
Total	$ 208,664	$ 118,321	$ 326,985
First Quarter 2012	$ 90,374	$ 26,723	$ 117,097
Second Quarter 2012	114,446	35,856	150,302
Third Quarter 2012	148,527	52,850	201,377
Fourth Quarter 2012	177,655	61,594	239,249
Total	$ 531,002	$ 177,023	$ 708,025

(1) Distributions are paid on a monthly basis. Distributions for all record dates of a given month are paid approximately 15 days following the end of such month.
(2) Amount of distributions paid in shares of common stock pursuant to the distribution reinvestment plan.

We paid $326,985 in aggregate distributions in the year ended December 31, 2011, which was comprised of $208,664 in cash distributions and $118,321 in shares issued pursuant to our distribution reinvestment plan. We paid $708,025 in aggregate distributions for the year ended December 31, 2012, which was comprised of $531,002 in cash distributions and $177,023 in shares issued pursuant to our distribution reinvestment plan. For the years ended December 31, 2011 and 2012, we had cash provided by operating activities of $54,942 and $547,671, respectively, and our funds from operations were $185,740 and $(324,661), respectively. For information on how we calculate funds from operations, see "Funds from Operations and Modified Funds from Operations" below. For the year ended December 31, 2012, approximately 77% of distributions were paid from cash provided by operating activities and the remaining approximately 23% was paid from offering proceeds. For the year ended December 31, 2011, approximately 17% of distributions were paid from cash provided by operating activities and the remaining approximately 83% was paid from offering proceeds.

Funds from Operations and Modified Funds from Operations

One of our objectives is to provide cash distributions to our stockholders from cash generated by our operations. Cash generated from operations is not equivalent to net income as determined under GAAP. Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts, an industry trade group, or NAREIT, has promulgated a standard known as Funds from Operations, or FFO for short, which it believes more accurately reflects the operating performance of a REIT. As defined by NAREIT, FFO means net income computed in accordance with GAAP, excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures in which the REIT holds an interest. We have adopted the NAREIT definition for computing FFO because, in our view, FFO is a meaningful supplemental performance measure in conjunction with net income.

Changes in the accounting and reporting rules under GAAP that have been put into effect since the establishment of NAREIT's definition of FFO have prompted a significant increase in the magnitude of non-cash and non-operating items included in FFO, as defined. As a result, in addition to FFO, we also calculate modified funds from operations, or MFFO, a non-GAAP supplemental financial performance measure that our management uses in evaluating our operating performance. Similar to FFO, MFFO excludes items such as depreciation and amortization. However, MFFO excludes non-cash and non-operating items included in FFO, such as amortization of certain in-place lease intangible assets and liabilities and the amortization of certain tenant incentives. Our calculation of MFFO will exclude these items, as well as the effects of straight-line rent revenue recognition, fair value adjustments to derivative instruments that do not qualify for hedge accounting treatment, non-cash impairment charges and certain other items, when applicable. Our calculation of MFFO will also include, when applicable, items such as master lease rental receipts, which are excluded from net income (loss) and FFO, but which we consider in the evaluation of the operating performance of our real estate investments.

We believe that MFFO reflects the overall impact on the performance of our real estate investments of occupancy rates, rental rates, property operating costs and development activities, as well as general and administrative expenses and interest costs, which is not immediately apparent from net income (loss). As such, we believe MFFO, in addition to net income (loss) as defined by GAAP, is a meaningful supplemental performance measure which is used by our management to evaluate our operating performance and determine our operating, financing and dividend policies.

Please see the limitations listed below associated with the use of MFFO as compared to net income (loss):

- Our calculation of MFFO will exclude any gains (losses) related to changes in estimated values of derivative instruments related to any interest rate swaps which we hold. Although we expect to hold these instruments to maturity, if we were to settle these instruments prior to maturity, it would have an impact on our operations. We do not currently hold any such derivate instruments and thus our calculation of MFFO set forth in the table below does not reflect any such exclusion.

- Our calculation of MFFO will exclude any impairment charges related to long-lived assets that have been written down to current market valuations. Although these losses will be included in the calculation of net income (loss), we will exclude them from MFFO because we believe doing so will more appropriately present the operating performance of our real estate investments on a comparative basis. We have not recognized any such impairment charges and thus our calculation of MFFO set forth in the table below does not reflect any such exclusion.

- Our calculation of MFFO will exclude organizational and offering expenses and acquisition expenses payable to our advisor. Although these amounts reduce net income, we fund such costs with proceeds from our offering and acquisition-related indebtedness and do not consider these expenses in the evaluation of our operating performance and determining MFFO. Our calculation of MFFO set forth in the table below reflects such exclusions.

We believe MFFO is useful to investors in evaluating how our portfolio might perform after our offering and acquisition stage has been completed and, as a result, may provide an indication of the sustainability of our distributions in the future. However, as described in greater detail below, MFFO should not be considered as an alternative to net income (loss) or as an indication of our liquidity. Many of the adjustments to MFFO are similar to adjustments required by SEC rules for the presentation of pro forma business combination disclosures, particularly acquisition expenses, gains or losses recognized in business combinations and other activity not representative of future activities. MFFO is also more comparable in evaluating our performance over time and as compared to other real estate companies, which may not be as involved in acquisition activities or as affected by impairments and other non-operating charges.

MFFO has limitations as a performance measure in an offering such as ours where the price of a share of common stock is a stated value and there is no net asset value determination during the offering stage and for a period thereafter. MFFO is useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. MFFO is not a useful measure in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining MFFO. Investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flows and given the relatively limited term of our operations, it could be difficult to recover any impairment charges.

The calculation of FFO and MFFO may vary from entity to entity because capitalization and expense policies tend to vary from entity to entity. Consequently, our presentation of FFO and MFFO may not be comparable to other similarly titled measures presented by other REITs. In addition, FFO and MFFO should not be considered as an alternative to net income (loss) or to cash flows from operating activities and are not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs. In particular, as we are currently in the acquisition phase of our life cycle, acquisition costs and other adjustments which are increases to MFFO are, and may continue to be, a significant use of cash. MFFO also excludes impairment charges, rental revenue adjustments and unrealized gains and losses related to certain other fair value adjustments. Accordingly, both FFO and MFFO should be reviewed in connection with other GAAP measurements.

The table below summarizes our calculation of FFO and MFFO for the years ended December 31, 2012 and 2011 and a reconciliation of such non-GAAP financial performance measures to our net income (loss).

	Year ended December 31,	
	2012	2011
Net Income	$ 994,113	$ 26,460
Adjustments:		
Depreciation of real estate assets	231,279	312,856
Gain on disposition of hotel property	(1,510,786)	—
Adjustments for noncontrolling interests	(39,267)	(153,576)
Funds from Operations	(324,661)	185,740
Adjustments:		
Loss from early extinguishment of debt	466,056	—
Stock/unit-based compensation	100,086	74,346
Amortization of deferred loan costs	30,881	33,013
Property acquisition expense	365,720	—
Adjustments for noncontrolling interests	(123,611)	(8,295)
Modified Funds from Operations	$ 514,471	$ 284,804

Off-Balance Sheet Arrangements

As of December 31, 2012, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Related-Party Transactions and Agreements

We have entered into agreements with our advisor and its affiliates whereby we have paid, and may continue to pay, certain fees to, or reimburse certain expenses of, our advisor or its affiliates for acquisition and advisory fees and expenses, financing coordination fees, organization and offering costs, sales commissions, dealer manager fees, asset and property management fees and expenses, leasing fees and reimbursement of certain operating costs. Additionally, we have entered into joint venture arrangements with affiliates of our advisor in connection with the acquisition of the Residence Inn property and the Hyatt Place note. See Item 13, "Certain Relationships and Related Transactions and Director Independence" and Note 7 (Related Party Arrangements) to the consolidated financial statements included in this Annual Report for a discussion of the various related-party transactions, agreements and fees.

Subsequent Events

We evaluate subsequent events up until the date the consolidated financial statements are issued.

Status of Offering

We commenced our initial public offering of up to $1,100,000,000 in shares of our common stock on April 15, 2009. On October 12, 2012, the SEC declared the registration statement for our follow-on offering effective and we terminated our initial public offering. We issued 1,126,253 shares of our common stock in our initial public offering, including 29,580 shares issued pursuant to the DRIP, resulting in gross offering proceeds to us of $10,966,728. As of March 19, 2013, we had accepted investors' subscriptions for, and issued 1,527,016 shares of our common stock in our initial public offering and follow-on offering, including 43,708 shares issued pursuant to the DRIP, resulting in aggregate gross offering proceeds to us of $14,833,078.

Distributions Declared

On December 31, 2012, we declared a distribution in the aggregate amount of $91,381, of which $67,200 was paid in cash on January 15, 2013 and $24,181 was paid pursuant to our distribution reinvestment plan in the form of additional shares of our common stock. On January 31, 2013, we declared a distribution in the aggregate amount of $93,909, of which $68,777 was paid in cash on February 15, 2013 and $25,132 was paid pursuant to our distribution reinvestment plan in the form of additional shares of our common stock. On February 28, 2013, we declared a distribution in the aggregate amount of $87,898, of which $64,602 was paid in cash on March 15, 2013 and $23,296 was paid pursuant to our distribution reinvestment plan in the form of additional shares of our common stock.

Potential Acquisition

On February 11, 2013, we entered into the Purchase Agreement relating to the acquisition of a Hyatt Place hotel property located in Germantown, Tennessee, or the Hyatt Place hotel, from an unaffiliated third party seller for an aggregate purchase price of $11,300,000, plus closing costs. We intend to finance the acquisition of the Hyatt Place hotel with proceeds from our ongoing public offering and approximately $7,600,000 of indebtedness secured by the Hyatt Place hotel.

Opened in August 2009, the Hyatt Place hotel features 127 guestrooms designed to accommodate extended visits with space for work, study and entertainment. The guestrooms feature a refrigerator, 42" flat-panel HDTV, Hyatt Grand Bed, and flexible workspace with task lighting. Other amenities include Wi-Fi internet access throughout the hotel, 24-hour StayFit@Hyatt fitness center, heated outdoor pool, and 24/7 guest kitchen and bakery café. The Hyatt Place hotel offers 1,025 square feet of flexible meeting space and offers all-inclusive meeting packages tailored to specific corporate and group travel needs.

The Hyatt Place hotel is located in Germantown, which is a suburb bordering east Memphis, along Memphis' Technology Corridor. It is within close proximity to the FedEx World Headquarters, the FedEx Tech Headquarters, Nike, Thomas & Betts, and Tournament Players Club at Southwind. FedEx Corporation, or FedEx, is the most significant employer in the Germantown area. In 2012, FedEx filed a $30.2 million building permit to construct a mixed-use building in close proximity to the Hyatt Place hotel. This is part of FedEx's plan to invest approximately $142 million in expanding, upgrading, and consolidating its facilities, which will include a new Air Operations Training Center. The project will include a 250,000 square foot expansion to FedEx's Memphis facilities, and completion is currently expected for 2016.

Median family income for Germantown equals $131,557, as compared to the 2011 U.S. average of $51,413. In addition to industry and commercial growth, population growth in Germantown has increased by 16.5% since 2000, as compared with the national growth rate of 9.61%.

The acquisition of the Hyatt Place hotel is subject to substantial conditions to closing, including: (1) obtaining appropriate financing for the acquisition of the Hyatt Place hotel; (2) the sale of a sufficient number of shares of our common stock in our public offering to fund a portion of the purchase price for the Hyatt Place hotel; and (3) the absence of a material adverse change to the Hyatt Place hotel prior to the date of the acquisition. There is no assurance that we will close the acquisition of the Hyatt Place hotel on the terms described above or at all.

ITEM 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. We may be exposed to interest rate changes primarily as a result of long-term debt used to maintain liquidity, fund capital expenditures and expand our real estate investment portfolio and operations. Market fluctuations in real estate financing may affect the availability and cost of funds needed to expand our investment portfolio. In addition, restrictions upon the availability of real estate financing or high interest rates for real estate loans could adversely affect our ability to dispose of real estate in the future. We will seek to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. We may use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our assets. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

With regard to variable rate financing, our advisor will assess our interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. Our advisor will maintain risk management control systems to monitor interest rate cash flow risk attributable to both our outstanding and forecasted debt obligations as well as our potential offsetting hedge positions. While this hedging strategy will be designed to minimize the impact on our net income and funds from operations from changes in interest rates, the overall returns on your investment may be reduced.

As of December 31, 2012, all of our outstanding indebtedness accrued interest at a fixed rate and therefore an increase or decrease in interest rates would have no effect on our interest expense. Interest rate fluctuations will generally not affect our future earnings or cash flows on our fixed rate debt unless such instruments mature or are otherwise terminated. However, interest rate changes will affect the fair value of our fixed rate instruments. As we expect to hold our fixed rate instruments to maturity and the amounts due under such instruments would be limited to the outstanding principal balance and any accrued and unpaid interest, we do not expect that fluctuations in interest rates, and the resulting change in fair value of our fixed rate instruments, would have a significant impact on our operations.

The table below summarizes our notes payable as of December 31, 2012 based on their maturity dates:

	Maturity Date						
	2013	2014	2015	2016	2017	Thereafter	Fair Value(1)
Liabilities							
Notes Payable							
Fixed Rate	$ 449,492	$ 467,263	$ 485,827	$ 6,864,384	$ 368,423	$ 9,269,282	$ 17,904,671
Adjustable Rate	—	—	—	—	—	—	—
Interest rate(2)	4.16%	4.16%	4.16%	4.16%	3.00%	3.00%	—

(1) The fair value estimate of our fixed rate debt was estimated using a discounted cash flow analysis utilizing rates we would expect to pay for debt of a similar type and remaining maturity if the loans were originated at December 31, 2012.

(2) The acquisition note bears interest at a fixed rate of 3.00% per annum through August 21, 2015. For the period from August 21, 2015 through the acquisition note maturity date of May 5, 2018, the acquisition note will bear interest at a fixed rate equal to (a) the Prime Rate in effect as of August 21, 2015, minus (b) 0.25%, provided that in no event will the interest rate exceed the Maximum Rate.

The weighted-average interest rate of our fixed rate debt was 4.16% at December 31, 2012. The weighted-average interest rate represents the actual interest rate in effect at December 31, 2012. At December 31, 2012, the fair value of our fixed rate debt was $17,904,671 and the carrying value of our fixed rate debt was $17,904,671.

We will also be exposed to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty will owe us, which creates credit risk for us. If the fair value of a derivative contract is negative, we will owe the counterparty and, therefore, do not have credit risk. We will seek to minimize the credit risk in derivative instruments by entering into transactions with high-quality counterparties. We did not hold any derivative contracts in the years ended December 31, 2012 and 2011.

ITEM 8. *Financial Statements and Supplementary Data*

Our Consolidated Financial Statements and supplementary data can be found beginning on Page F-1 of this Annual Report.

ITEM 9. *Changes In and Disagreements with Accountants on Accounting and Financial Disclosure*

On February 7, 2012, Pannell Kerr Forster of Texas, P.C., or PKF, notified us that it could not be considered an independent auditor for the 2011 fiscal year because PKF prepared the tax returns of Brett C. Moody. On February 8, 2012, our board of directors and audit committee accepted the resignation of PKF from its engagement as our registered public accounting firm. On February 10, 2012, PKF also notified us that it could not be considered an independent auditor for the 2009 and 2010 fiscal years because PKF had provided tax advice to other affiliates of Mr. Moody. As a result, PKF notified us our audited consolidated financial statements for the years ended December 31, 2009 and 2010 included in our Annual Report on Form 10-K as filed with the SEC on March 31, 2011 and the interim unaudited consolidated financial statements for the three months ended March 31, 2011 as filed with the SEC on Form 10-Q on May 16, 2011, the three and six months ended June 30, 2011 as filed with the SEC on Form 10-Q on August 15, 2011 and the three and nine months ended September 30, 2011 as filed with the SEC on Form 10-Q on November 14, 2011, could not be relied upon.

On February 8, 2012, our audit committee engaged Frazier & Deeter as its independent registered public accounting firm. We engaged Frazier & Deeter to (1) serve as our independent registered public accounting firm for the 2011 fiscal year, (2) audit the 2009 and 2010 audited financial statements and (3) review the interim consolidated financial statements for 2011. On May 8, 2012, we engaged Frazier & Deeter to (1) serve as our independent registered public accounting firm for the 2012 fiscal year, (2) audit the 2012 financial statements and (3) review the interim consolidated financial statements for 2012.

ITEM 9A. *Controls and Procedures*

Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 13d-15(e) under the Securities Exchange Act of 1934, as amended). Based upon, and as of the date of, the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of the end of the period covered by this Annual Report to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file and submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act. In connection with the preparation of this Annual Report, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making that assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, our management believes that, as of December 31, 2012, our internal control over financial reporting was effective based on those criteria.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. ***Other Information***

None.

PART III

ITEM 10. *Directors, Executive Officers and Corporate Governance*

Our current directors and executive officers and their respective ages and positions are listed below:

Name	Age	Position
Brett C. Moody	49	Chairman of the Board, Chief Executive Officer and President
Robert W. Engel	58	Chief Financial Officer, Treasurer and Secretary
William H. Armstrong, III	48	Independent Director
John P. Thompson	49	Independent Director
Charles L. Horn	52	Independent Director

Brett C. Moody has served as our Chairman of the Board, Chief Executive Officer and President since January 2008, the month in which our Company was formed. He also serves as Chief Executive Officer and President of our advisor. Mr. Moody founded Moody Mortgage Corporation in 1996 and has served as its Chairman and Chief Executive Officer since its formation. Mr. Moody, who has over 20 years of commercial real estate experience, has since guided the growth of his company from a mortgage company to a full service real estate firm, which includes affiliates Moody National Mortgage Corporation, Moody National Realty Company, Moody National Management and, Moody National Development Company and their respective subsidiaries, collectively referred to as the "Moody National Companies." His primary responsibilities include overseeing real estate acquisitions and management as well as building, coaching and leading the Moody National Companies' team of professionals. As Chairman of the Board and Chief Executive Officer of Moody National Mortgage Corporation, Mr. Moody has closed over 200 transactions totaling over $2 billion. Prior to founding Moody National Mortgage Corporation, Mr. Moody was a financial analyst for the Dunkum Mortgage Group, now Live Oak Capital. Mr. Moody also serves on the Board of Directors of Foundation for the Future, the Yellowstone Academy for At Risk Children, and the Palmer Drug Abuse Program.

Our board of directors, excluding Mr. Moody, has determined that the leadership positions previously and currently held by Mr. Moody, and the extensive experience Mr. Moody has accumulated from acquiring and managing investments in commercial real estate and debt, have provided Mr. Moody with the experiences, attributes and skills necessary to effectively carry out the duties and responsibilities of a director. Consequently, our board of directors has determined that Mr. Moody is a highly qualified candidate for directorship and should therefore continue to serve as one of our directors.

Robert W. Engel has served as our Chief Financial Officer and Treasurer since January 2008, the month in which our Company was formed, and as our Secretary since May 2010. In addition, Mr. Engel also serves as the Chief Financial Officer — Real Estate Development and Management of the Moody National Companies, a position he has held since September 2006. Prior to working at the Moody National Companies, Mr. Engel served as the Division Controller, Real Estate Development and Management, of BMS Management, Inc., an owner and manager of commercial and multifamily properties primarily in Houston, Texas from May 2005 to September 2006. From November 1999 to May 2005, Mr. Engel served as Controller and Chief Financial Officer, Real Estate Development and Management for Hartman Management, Inc., advisor to Hartman Commercial Properties REIT, which provides commercial real estate services. Mr. Engel is a CPA and holds memberships in the American Institute of Certified Public Accountants, and the Texas Society of Certified Public Accountants. Mr. Engel is also a CPM, with membership in the Institute of Real Estate Management, and a CCIM as a member of the CCIM Institute. He is a licensed real estate broker in the State of Texas. Mr. Engel holds Series 7, 22, 24, 27, 62 and 63 licenses with FINRA. Mr. Engel has a Bachelor of Business Administration with Highest Honors with a major in Accounting from the University of Texas at Austin in Austin, Texas.

William H. Armstrong III has served as one of our independent directors since September 2008, the month in which our Company was formed. Mr. Armstrong serves as Chairman of the Board, Chief Executive Officer and President of Stratus Properties Inc. (NASDAQ: STRS), a real estate development company that acquires, develops, manages and sells residential and commercial real estate properties located primarily in the Austin, Texas area. Mr. Armstrong has been employed by Stratus Properties since its inception in 1992, served as Chief Financial Officer and Chief Operating Officer of Stratus Properties from 1996 to 1998, and has served as Chairman of the Board, Chief Executive Officer and President of Stratus Properties since 1998. Prior to joining Stratus Properties, Mr. Armstrong was Vice President of Sonnenblick Goldman, a national real estate investment banking and advisory firm. Mr. Armstrong serves on the Finance Committee of the U.S. Green Building Council, a Washington, D.C. based non-profit organization, and is a member of the Urban Land Institute and the Real Estate Council of Austin. Mr. Armstrong received his B.A. in Economics from the University of Colorado Denver.

Our board of directors, excluding Mr. Armstrong, has determined that Mr. Armstrong's previous leadership positions, including directorships, with other organizations primarily engaged in investing in commercial real estate have provided Mr. Armstrong with the experiences, attributes and skills necessary to effectively carry out the duties and responsibilities of a director. Consequently, our board of directors has determined that Mr. Armstrong is a highly qualified candidate for directorship and should therefore continue to serve as one of our directors.

John P. Thompson has served as one of our independent directors since September 2008, the month in which our Company was formed. Mr. Thompson is the founder of PinPoint Commercial, which provides real estate services focusing on industrial, senior housing and medical related projects primarily in Texas. As CEO of Pinpoint Commercial, Mr. Thompson leads all investment and development activities for the firm as well as overseeing the company's financial and management operations. Prior to founding PinPoint Commercial in 1998, Mr. Thompson served as an industrial broker with CB Richard Ellis, Inc. Mr. Thompson received his Bachelor of Business Administration in Finance from the University of Texas at Austin in Austin, Texas.

Our board of directors, excluding Mr. Thompson, has determined that Mr. Thompson's experience managing investments in industrial and retail properties and brokering industrial properties has provided Mr. Thompson with the experiences, attributes and skills necessary to effectively carry out the duties and responsibilities of a director. Consequently, our board of directors has determined that Mr. Thompson is a highly qualified candidate for directorship and should therefore continue to serve as one of our directors.

Charles L. Horn has served as one of our independent directors since May 2012. Mr. Horn joined Alliance Data in 2009 as Executive Vice President and Chief Financial Officer, after having served as Senior Vice President and Chief Financial officer at Builders Firstsource, Inc. since 1999. Prior to that, Mr. Horn was VP of finance and treasury for the retail operations of Pier 1 Imports, Inc. As CFO, one of Mr. Horn's primary responsibilities is to ensure that Alliance Data maintains transparency and consistency in financial reporting and accounting practices across the enterprise. Mr. Horn also drives the company's investor relations strategy, heading up communications with the investment community. Mr. Horn earned a Bachelor's degree in Business Administration from Abilene Christian University and an MBA from the University of Texas at Austin. Mr. Horn is also a Certified Public Accountant in the state of Texas, is a member of the Texas Society of CPAs, and a member of the American Institute of CPAs.

Our board of directors, excluding Mr. Horn, has determined that Mr. Horn's experience as a certified public accountant and an officer of a publicly traded company has provided Mr. Horn with the experiences, attributes and skills necessary to effectively carry out the duties and responsibilities of a director. Consequently, our board of directors has determined that Mr. Horn is a highly qualified candidate for directorship and should therefore continue to serve as one of our directors.

Audit Committee

Our board of directors has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit committee meets on a regular basis, at least quarterly and more frequently as necessary. The audit committee's primary functions are to evaluate and approve the services and fees of our independent registered public accounting firm, to periodically review the auditors' independence and to assist the board of directors in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the stockholders and others, the system of internal controls which management has established and the audit and financial reporting process. The current members of the audit committee are Messrs. William H. Armstrong, III, Charles L. Horn and John P. Thompson, all of whom are independent directors. Mr. Horn currently serves as the chairman of the audit committee and has been designated by the board of directors as the "audit committee financial expert" pursuant to the requirements of Item 407(d)(5) of Regulation S-K promulgated by the SEC under the Exchange Act.

Investment Committee

Our board of directors has a separately designated investment committee. Our board of directors has delegated to the investment committee (1) certain responsibilities with respect to investment in specific real estate assets proposed by our advisor and (2) the authority to review our investment policies and procedures on an ongoing basis and recommend any changes to our board of directors. Our investment committee must at all times be comprised of a majority of independent directors. The investment committee is comprised of three directors, two of whom are independent directors. The current members of the investment committee are Messrs. Brett C. Moody, John P. Thompson and William H. Armstrong, III, with Mr. Moody serving as the chairman of the investment committee.

With respect to real estate assets, the board of directors has delegated to the investment committee the authority to approve all real property acquisitions, developments and dispositions, including real property portfolio acquisitions, developments and dispositions, for a purchase price, total project cost or sales price of up to $30,000,000, including the financing of such acquisitions and developments. The board of directors, including a majority of the independent directors, must approve all real property acquisitions, developments and dispositions, including real property portfolio acquisitions, developments and dispositions, for a purchase price, total project cost or sales price greater than $30,000,000, including the financing of such acquisitions and developments.

Code of Conduct and Ethics

We have adopted a Code of Ethics which contains general guidelines for conducting our business and is designed to help directors, employees and independent consultants resolve ethical issues in an increasingly complex business environment. The Code of Ethics applies to all of our officers, including our principal executive officer, principal financial officer and principal accounting officer and persons performing similar functions and all members of our board of directors. The Code of Ethics covers topics including, but not limited to, conflicts of interest, record keeping and reporting, payments to foreign and U.S. government personnel and compliance with laws, rules and regulations. We will provide to any person without charge a copy of our Code of Ethics, including any amendments or waivers, upon written request delivered to our principal executive office at the address listed on the cover page of this Annual Report.

ITEM 11. ***Executive Compensation***

Compensation of our Executive Officers

Our executive officers do not receive compensation directly from us for services rendered to us. As a result, we do not have nor has our board of directors considered a compensation policy for our executive officers. As a result, we have not included a Compensation and Discussion Analysis in this Annual Report on Form 10-K.

Each of our executive officers, including each executive officer who serves as a director, is an officer or employee of our advisor or its affiliates and receives compensation for his or her services, including services performed on our behalf, from such entities. See Item 13, "Certain Relationships and Related Transactions and Director Independence" below for a discussion of fees paid to our advisor and its affiliates.

Compensation of our Directors

The following table sets forth certain information regarding compensation earned by or paid to our directors during the year ended December 31, 2012. Directors who are also our executive officers do not receive compensation for services rendered as a director.

Name	Fees Earned or Paid in Cash(1)	Restricted Stock Grants (2)	All Other Compensation	Total
Brett C. Moody	$ —	$ —	—	$ —
William H. Armstrong, III	54,000	25,000	—	79,000
John P. Thompson	56,000	25,000	—	81,000
Lawrence S. Jones(3)	12,000	—	—	81,000
Charles L. Horn	44,000	75,000	—	93,000
Total	$ 166,000	$ 125,000	—	$ 255,000

(1) The amounts shown in this column include fees earned for attendance at board of director and committee meetings and annual retainers, as described below under "Cash Compensation."

(2) As described below under "Independent Directors Compensation Plan," each of Messrs. Armstrong, Horn and Thompson received a grant of 2,500 shares upon their reelection to the our board of directors on August 14, 2012, the date of the annual meeting of our stockholders. Mr. Horn received a grant of 5,000 shares upon joining our board of directors on May 9, 2012. Amounts shown reflect the aggregate fair value of the shares of restricted stock as of the date of grant computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718.

(3) On February 29, 2012, Lawrence S. Jones resigned as a member of our board of directors and forfeited 1,250 unvested restricted shares of common stock previously granted under our independent directors compensation plan.

Cash Compensation

We pay each of our independent directors an annual retainer of $50,000, plus $2,000 per in-person board meeting attended, $1,500 per in-person committee meeting attended and $1,000 for each telephonic meeting; provided, however, we do not pay an additional fee to our directors for attending a committee meeting when the committee meeting is held on the same day as a board meeting. We also pay the audit committee chairperson an additional annual retainer of $10,000 and reimburse all directors for reasonable out-of-pocket expenses incurred in connection with attending board meetings.

Independent Directors Compensation Plan

We have approved and adopted an independent directors compensation plan which operates as a sub-plan of our long-term incentive plan. Under our independent directors compensation plan, each of our current independent directors received 5,000 shares of restricted common stock when we raised the minimum offering amount of $2,000,000 in our initial public offering. Each new independent director that subsequently joins our board of directors receives 5,000 shares of restricted stock on the date he or she joins the board of directors. In addition, on the date of each of the first four annual meetings of stockholders at which an independent director is re-elected to the board of directors, he or she receives 2,500 restricted shares. Subject to certain conditions, the restricted stock granted pursuant to the independent directors compensation plan will vest and become non-forfeitable in equal quarterly installments beginning on the first day of the first quarter following the date of grant. As of December 31, 2012, 35,000 shares of restricted common stock have been granted to our independent directors and 1,250 shares of restricted common stock have been forfeited by a resigning independent director.

Compensation Committee Interlocks and Insider Participation

We currently do not have a compensation committee of our board of directors because we do not plan to pay any compensation to our officers. There are no interlocks or insider participation as to compensation decisions required to be disclosed pursuant to SEC regulations.

ITEM 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

Equity Compensation Plan Information

The following table provides information about our common stock that may be issued upon the exercise of options, warrants and rights under our incentive award plan, as of December 31, 2012.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders:	—	—	1,966,250
Equity compensation plans not approved by security holders:	—	—	—
Total	—	—	1,966,250

Security Ownership of Beneficial Owners

The following table sets forth the beneficial ownership of our common stock as of March 19, 2013, for each person or group that holds more than 5.0% of our outstanding shares of common stock, for each director and executive officer and for our directors and executive officers as a group. To our knowledge, each person that beneficially owns our shares of our common stock has sole voting and disposition power with regard to such shares.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned(2)	Percent of All Shares
Brett C. Moody (3)	27,774	1.8%
Robert W. Engel	—	—
William H. Armstrong, III	11,615	0.7%
John P. Thompson	11,615	0.7%
Charles L. Horn	7,500	0.5%
All Directors and Executive Officers as a group	58,504	3.7%

(1) The address of each named beneficial owner is c/o Moody National REIT I, Inc., 6363 Woodway Drive, Suite 110, Houston, Texas 77057.

(2) Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(3) Includes 27,774 shares owned by Moody National REIT Sponsor, LLC. Moody National REIT Sponsor, LLC is indirectly owned and controlled by Mr. Moody.

ITEM 13. ***Certain Relationships and Related Transactions and Director Independence***

Ownership Interests

On February 19, 2008, our sponsor purchased 22,222 shares of our common stock at $9.00 per share for an aggregate purchase price of $200,000 and was admitted as our initial stockholder. On April 25, 2008, Moody National LPOP I, LLC, or Moody LPOP, made an initial capital contribution of $1,000 to our operating partnership in exchange for 100 common units and our affiliate, Moody OP Holdings I, LLC, or Moody Holdings, contributed $1,000 to our operating partnership in exchange for 100 special units.

As of December 31, 2012, Moody LPOP owned less than 1% of the outstanding limited partnership interests in our operating partnership and Moody Holdings owned 100% of the special units issued by our operating partnership. We are the sole general partner of our operating partnership and own approximately 99% of the limited partnership units of our operating partnership. Moody Holdings' ownership interest of the special units entitles it to a subordinated participation in which it will receive (1) 15% of specified distributions made upon the disposition of our operating partnership's assets and (2) a one-time payment, in the form of shares of our common stock or a promissory note, in conjunction with the redemption of the special units upon the occurrence of certain liquidity events or upon the occurrence of certain events that result in a termination or non-renewal of our advisory agreement, but in each case only after the other holders of our operating partnership's units, including us, have received (or have been deemed to have received), in the aggregate, cumulative distributions equal to their capital contributions plus an 8.0% cumulative non-compounded annual pre-tax return on their net contributions. As the holder of special units, Moody Holdings is not entitled to receive any other distributions.

We have not paid any distributions to Moody Holdings pursuant to its subordinated participation interest.

Residence Inn Property

On May 27, 2010, we acquired our interest in the Residence Inn property through Moody National RI Perimeter JV, LLC, or the joint venture. The joint venture purchased the property interests in the Residence Inn property held collectively by twenty-seven tenant-in-common owners, or the seller. The seller acquired the Residence Inn property pursuant to an offering of tenant-in-common interests sponsored by one of our affiliates and the joint venture agreed to purchase the property in connection with the restructuring of the existing financing secured by the property. We owned a 75% interest in the joint venture through our indirect subsidiary, Moody National Perimeter REIT JV Member, LLC, or the REIT JV Member. Moody National RI Perimeter TO, LLC, a limited liability company wholly owned by Brett C. Moody, our Chairman of the Board and Chief Executive Officer, or the Moody JV Member, owned a 25% membership interest in the joint venture. The Residence Inn property was sold to a third party buyer on August 23, 2012.

REIT JV Member served as the manager of the joint venture. Under the terms of the joint venture agreement, REIT JV Member received 100% of cash from operations until it had received cumulative distributions equal to a 10% per annum, cumulative non-compounded return on its invested capital, or the preferred return. Under the terms of the joint venture agreement, once REIT JV Member received the preferred return, Moody JV Member was entitled to receive 100% of cash from operations until it had received cumulative distributions equal to a 10% per annum, cumulative non-compounded return on its invested capital. Thereafter, each member was entitled to receive distributions in accordance with their respective percentage interests. Distributions constituting a return of capital were paid in the same priority.

On May 27, 2010, in connection with the acquisition of the Residence Inn property, the REIT JV Member issued a promissory note in favor of the Moody JV Member in the aggregate principal amount of $200,000. The entire principal amount of the promissory note and all accrued and unpaid interest thereon was due and payable in full on May 27, 2011. On June 9, 2011, the REIT JV Member and the Moody JV Member entered into an amendment to the promissory note, effective as of June 3, 2011, that extended the maturity date of the promissory note for an additional year to May 27, 2012. The unpaid principal amount of the promissory note bore interest at a rate of 1.25% per annum. The entire principal amount of the promissory note and all accrued and unpaid interest thereon was paid in full on May 27, 2012.

Hyatt Place Note

On June 3, 2011 and effective as of May 5, 2011, we acquired a joint venture interest in the Hyatt Place note, which was issued by Moody National HP Grapevine Trust, a Delaware statutory trust established by affiliates of our sponsor, or the trust. We acquired the Hyatt Place note through our joint venture, MNHP Note Holder, LLC, a Delaware limited liability company, or the note joint venture. Under the terms of the operating agreement for the note joint venture, our operating partnership initially owned an approximately 73.5% membership interest in the note joint venture and certain holders of ownership interests in the trust, or the trust members, initially collectively owned an approximately 12.5% membership interest in the note joint venture. As of December 31, 2012, our operating partnership had made additional capital contributions to the note joint venture, as a result of which our operating partnership's membership interest in the note joint venture increased to 74.5% and the collective membership interest in the note joint venture of the trust members has decreased to 11.5%. As of December 31, 2012, Moody National Mortgage Corporation, or Moody National Mortgage, an affiliate of our sponsor, owned an approximately 14% membership interest in the note joint venture, which Moody National Mortgage received as consideration for providing a guaranty of the note joint venture's obligations under the acquisition note.

Pursuant to the terms of the note joint venture agreement, Moody National Mortgage is entitled to receive approximately 14% of all distributions of cash from operations of the note joint venture and our operating partnership and the other joint venture members are entitled to receive the remaining approximately 86% of distributions of cash from operations of the note joint venture in proportion to their respective membership interests in the joint venture. The note joint venture agreement provides that cash proceeds from a sale, exchange, refinancing or other disposition of the Hyatt Place note will be distributed as follows: (1) first, to each member of the note joint venture in proportion to their respective unreturned capital contributions to the note joint venture until each member's unreturned capital contributions have been reduced to zero; (2) second, to Moody National Mortgage until Moody National Mortgage has been distributed an amount equal to approximately 14% of all distributions made to all members of the note joint venture (inclusive of all prior distributions); and (3) thereafter, approximately 14% to Moody National Mortgage and approximately 86% to our operating partnership and the other note joint venture members in proportion to their respective membership interests in the note joint venture. In addition, so long as Moody National Mortgage or Moody National Management, L.P., an affiliate of our sponsor, or Moody National Management, has any outstanding guaranty of any indebtedness of the note joint venture, (1) our operating partnership will in good faith consult with Moody National Mortgage and consider any proposals or recommendations of Moody National Mortgage regarding any possible refinancing of indebtedness on the Hyatt Place note or any sale of the Hyatt Place note and (2) any sale of the Hyatt Place note will require the consent of Moody National Mortgage, which consent will not be unreasonably withheld. Pursuant to the joint venture agreement, no member of the note joint venture may transfer all or part of its membership interest in the note joint venture without the prior written consent of our operating partnership.

Our Relationships with our Advisor and our Sponsor

Our advisor, Moody National Advisor I, LLC, supervises and manages our day-to-day operations and selects our real property investments and real estate-related investments, subject to the oversight by our board of directors. Our advisor also provides marketing, sales and client services on our behalf. Our advisor was formed in January 2008 and is indirectly owned by our sponsor, Moody National REIT Sponsor, LLC. Mr. Moody, our Chairman of the Board, Chief Executive Officer and President, also serves as the Chief Executive Officer of our sponsor and our advisor. All of our officers and directors, other than our independent directors, are officers of our advisor and serve, and may serve in the future, other affiliates of our advisor.

Fees and Expense Reimbursements Paid to our Advisor

Pursuant to the advisory agreement with our advisor, we pay our advisor or its affiliates the fees described below.

- We pay our advisor an acquisition fee equal to 1.5% of (1) the cost of investments we acquire directly or (2) our allocable cost of investments acquired in a joint venture, in each case including purchase price, acquisition expenses and any debt attributable to such investments. With respect to investments in and origination of real estate-related loans, we will pay an origination fee to our advisor in lieu of an acquisition fee. As of December 31, 2012, we had paid an acquisition fee of $180,000 to our advisor in connection with the acquisition of the Woodlands property. Our advisor waived its acquisition fee in connection with the acquisition of both the Residence Inn property and the Hyatt Place note.

- We pay our advisor an origination fee equal to 1.5% of the amount funded by us to acquire or originate real estate-related loans, including third party expenses related to such investments and any debt we use to fund the acquisition or origination of the real estate-related loans. We will not pay an acquisition fee with respect to such real estate-related loans. As of December 31, 2012, we had not paid our advisor any origination fees.

- We pay our advisor an annual asset management fee that is payable monthly in an amount equal to one-twelfth of 1.0% of the sum of the aggregate cost (before non-cash reserves and depreciation) of all assets we own and of our investments in joint ventures at month end. For the years ended December 31, 2011 and 2012, we incurred $137,041 and $33,303 in asset management fees payable to our advisor, respectively.

- We pay our advisor a debt financing fee equal to 1.0% of the amount available under any loan or line of credit we obtain and use to acquire properties or other permitted investments, which will be in addition to the acquisition fee paid to our advisor. Our advisor may pay some or all of such debt financing fees to third parties if it subcontracts to coordinate financing for us. We will not pay a debt financing fee with respect to (1) the refinancing of a real estate asset already refinanced for which our advisor received a fee and (2) loan proceeds from any line of credit until such time as we have invested all net offering proceeds. As of December 31, 2012, we had not paid our advisor any debt financing fees due to the fact that our advisor waived its debt financing fee in connection with the financing of the Residence Inn property and the Hyatt Place note.

- If our advisor provides a substantial amount of services in connection with the sale of a property or other investment, we will pay our advisor a disposition fee of 3.0% of the contract sales price, which may be in addition to real estate commissions paid to an unaffiliated party, provided that the total real estate commissions (including the disposition fee) paid to all parties does not exceed 6.0% of the contract sales price of each property sold. With respect to a property held in a joint venture, the foregoing commission will be reduced to a percentage of such amounts reflecting our economic interest in the joint venture. As of December 31, 2012, we had not paid our advisor any disposition fees.

- Where we engage Moody National Hospitality Management, LLC as our property manager, we pay Moody National Hospitality Management, LLC a market-based property management fee in connection with the operation and management of properties. As of December 31, 2012, we had paid Moody National Hospitality Management, LLC management fees of $13,102 and accounting fees of $2,500.

In addition to the fees we pay to our advisor pursuant to the advisory agreement, we also reimburse our advisor for the following costs and expenses:

- Our organization and offering costs are incurred by our advisor on our behalf. Pursuant to our advisory agreement with our advisor, we are obligated to reimburse our advisor or its affiliates, as applicable, for organization and offering costs incurred by our advisor on our behalf associated with a public offering, but only to the extent that such reimbursements do not exceed actual expenses incurred by our advisor and would not cause sales commissions, the dealer manager fee and other organization and offering costs borne by us to exceed 15.0% of gross offering proceeds from the sale of our shares in our public offering as of the date of reimbursement. Within 60 days of the last day of a month in which a public offering ends, our advisor is obligated to reimburse us to the extent organization and offering costs (including sales commissions and dealer manager fees) incurred by us in the completed public offering exceed 15.0% of the gross offering proceeds from the sale of our shares of common stock in such completed public offering. As of December 31, 2012, total offering costs were $4,132,374 for the initial public offering and $746,040 for the follow-on offering. Organization costs were $28,083 for the initial public offering. Offering costs of $946,944 and $184,570 were incurred directly by us for the initial and follow-on offerings, respectively. We have reimbursed our advisor for $28,083 in organization costs and $742,134 in offering costs for the initial public offering and $583,324 in offering costs for the follow-on offering. We have a $481,801 receivable from our advisor for offering costs, which is recorded as an offset to additional paid-in capital. The remaining $2,903,243 in offering costs is not a liability of ours because such costs exceed the 15% limit described above. Our initial public offering terminated on October 12, 2012. Pursuant to the advisory agreement, within 60 days following the last day of the month in which the initial public offering terminates, our advisor must reimburse us to the extent that the organization and offering costs borne by us in connection with the initial public offering exceed the 15% of the gross offering proceeds to us from our initial public offering. Organization and offering costs borne by us in connection with the initial public offering did not exceed 15% of the gross offering proceeds to us from our initial public offering.

- We will reimburse our advisor for all operating expenses paid or incurred by our advisor in connection with the services provided to us, subject to the limitation that we will not reimburse our advisor for any amount by which our operating expenses (including the asset management fee) at the end of the four preceding fiscal quarters exceeds the greater of: (1) 2% of our average invested assets, or (2) 25% of our net income determined without reduction for any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of our assets for that period, or the 2%/25% limitation. Notwithstanding the above, we may reimburse our advisor for operating expenses in excess of this limitation if a majority of the independent directors determines that such excess expenses are justified based on unusual and non-recurring factors. For the four fiscal quarters ended December 31, 2012, our total operating expenses were $970,563, which included $138,278 in operating expenses incurred directly by us and $832,285 incurred by our advisor on our behalf. Of the $970,563 in total operating expenses incurred during the four fiscal quarters ended December 31, 2012, $599,681 exceeded the 2%/25% limitation and is not our obligation. Such excess amount may be reimbursed to our advisor by us in the future upon approval by our board of directors. Additionally, our advisor has incurred $2,490,553 in operating expenses on our behalf prior to the four fiscal quarters ended December 31, 2012. Subject to a future determination by our board of directors, this amount is not reimbursable to our advisor nor an obligation of ours. Our advisor waived all expenses reimbursable to it for the seven fiscal quarters ended December 31, 2012. Our advisor further acknowledged that all expenses incurred directly by us and incurred by our advisor on our behalf during the waiver period shall be paid by our advisor on behalf of us. Total reimbursable expenses for the year ended December 31, 2012 our total operating expenses as a percentage of average invested assets and net income were 1.0%.

- We reimburse our advisor for acquisition expenses incurred related to the selection and acquisition of real property investments and real estate-related investments. As of December 31, 2012, we had not reimbursed our advisor for any acquisition expenses.

Our advisory agreement has a one-year term expiring April 15, 2013, subject to an unlimited number of successive one-year renewals upon mutual consent of the parties. We may terminate the advisory agreement without cause or penalty upon 60 days' written notice and immediately for cause or upon the bankruptcy of our advisor. If we terminate the advisory agreement, we will pay our advisor all unpaid reimbursements of expenses and all earned but unpaid fees.

Selling Commissions and Fees Paid to our Dealer Manager

The dealer manager for our offering of common stock is Moody Securities, LLC, a wholly owned subsidiary of our sponsor. Our dealer manager is a licensed broker-dealer registered with FINRA. As the dealer manager for our offering, Moody Securities is entitled to certain dealer manager fees, selling commissions and reimbursements relating to our offering. Our dealer manager agreement with Moody Securities provides for the following compensation:

- We pay our dealer manager selling commissions of up to 6.5% of the gross offering proceeds from the sale of our shares in our continuous public offering, all of which may be reallowed to participating broker-dealers. No selling commissions are paid for sales pursuant to our distribution reinvestment plan. As of December 31, 2012, we had paid our dealer manager $890,784 in selling commissions.

- We pay our dealer manager a dealer manager fee of 3.5% of the gross offering proceeds from the sale of our shares in our continuous public offering, a portion of which may be reallowed to participating broker-dealers. No dealer manager fees are paid for sales pursuant to our distribution reinvestment plan. As of December 31, 2012, we had paid our dealer manager $230,780 in dealer manager fees.

- We reimburse the dealer manager and participating broker-dealers for *bona fide* due diligence expenses of up to 0.5% of the gross offering proceeds from the sale of our shares in our continuous public offering, including shares sold pursuant to our distribution reinvestment plan. These due diligence expenses will not include legal fees or expenses or out-of-pocket expenses incurred in connection with soliciting broker dealers to participate in our continuous public offering, and we have the right to require detailed and itemized invoices for any such expenses. We will also reimburse our dealer manager for legal fees and expenses, travel, food and lodging for employees of the dealer manager, sponsor training and education meetings, attendance fees and expense reimbursements for broker-dealer sponsored conferences, attendance fees and expenses for industry sponsored conferences, and informational seminars, subject to the limitations included in our dealer manager agreement. As of December 31, 2012, our dealer manager had incurred no such expenses.

Approval of Related Party Transactions

Our board of directors, including our independent directors, has examined the material terms, factors and circumstances surrounding the transactions and arrangements described above. On the basis of such examination, our board of directors, including our independent directors, has determined that such transactions are fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

Conflict Resolution Procedures

As discussed above, we are subject to potential conflicts of interest arising out of our relationship with our advisor and its affiliates. These conflicts may relate to compensation arrangements, the allocation of investment opportunities, the terms and conditions on which various transactions might be entered into by us and our advisor or its affiliates and other situations in which our interests may differ from those of our advisor or its affiliates. We have adopted the procedures set forth below to address these potential conflicts of interest.

Priority Allocation of Investment Opportunities

Our advisor has agreed that we will have the first opportunity to acquire any investment in an income-producing retail property identified by our sponsor or advisor that meets our investment criteria for which we have sufficient uninvested funds. Our advisor will make this determination in good faith. Our board of directors, including the independent directors, has a duty to ensure that the method used by our advisor for the allocation of the acquisition of real estate assets by two or more affiliated programs seeking to acquire similar types of real estate assets is reasonable and is applied fairly to us.

Independent Directors

Our independent directors, acting as a group, will resolve potential conflicts of interest whenever they determine that the exercise of independent judgment by the board of directors or our advisor or its affiliates could reasonably be compromised. However, the independent directors may not take any action which, under Maryland law, must be taken by the entire board of directors or which is otherwise not within their authority. The independent directors, as a group, are authorized to retain their own legal and financial advisors. Among the matters we expect the independent directors to review and act upon are:

- the continuation, renewal or enforcement of our agreements with our advisor and its affiliates, including the advisory agreement and the agreement with our dealer manager;
- transactions with affiliates, including our directors and officers;
- awards under our long-term incentive plan; and
- pursuit of a potential liquidity event.

Compensation Involving Our Advisor and its Affiliates

Our independent directors will evaluate at least annually whether the compensation that we contract to pay to our advisor and its affiliates is reasonable in relation to the nature and quality of services performed and that such compensation is within the limits prescribed by our charter. The independent directors will supervise the performance of our advisor and its affiliates and the compensation we pay to them to determine that the provisions of our compensation arrangements are being performed appropriately. This evaluation will be based on the factors set forth below as well as any other factors deemed relevant by the independent directors:

- the quality and extent of the services and advice furnished by our advisor;
- the amount of fees paid to our advisor in relation to the size, composition and performance of our investments;

- the success of our advisor in generating investment opportunities that meet our investment objectives;
- rates charged to other externally advised REITs and similar investors by advisors performing similar services;
- additional revenues realized by our advisor and its affiliates through their relationship with us, whether we pay them or they are paid by others with whom we do business;
- the performance of our investments, including income, conservation and appreciation of capital, frequency of problem investments and competence in dealing with distress situations; and
- the quality of our investments relative to the investments generated by our advisor for its own account.

The independent directors shall record these factors in the minutes of the meetings at which they make such evaluations.

Acquisitions, Leases and Sales Involving Affiliates

We will not acquire or lease real estate assets in which our advisor or its affiliates or any of our directors has an interest without a determination by a majority of the directors not otherwise interested in the transaction (including a majority of the independent directors) that such transaction is fair and reasonable to us and at a price to us no greater than the cost of the asset to our advisor or its affiliates or such director unless there is substantial justification for any amount that exceeds such cost and such excess amount is determined to be reasonable. In no event will we acquire any property at an amount in excess of its appraised value as determined by an independent appraiser. We will not sell or lease real estate assets to our advisor or its affiliates or to our directors unless, as required by our charter, a majority of the directors not otherwise interested in the transaction (including a majority of the independent directors) determine the transaction is fair and reasonable to us.

Mortgage Loans Involving Affiliates

Our charter prohibits us from investing in or making mortgage loans, including when the transaction is with our advisor or our directors or any of their affiliates, unless an independent expert appraises the underlying property. We must keep the appraisal for at least five years and make it available for inspection and duplication by any of our stockholders. In addition, we must obtain a mortgagee's or owner's title insurance policy or commitment as to the priority of the mortgage or the condition of the title. Our charter prohibits us from making or investing in any mortgage loans that are subordinate to any lien or other indebtedness of our advisor, our directors or any of their affiliates.

Issuance of Options and Warrants to Certain Affiliates

Our charter prohibits the issuance of options or warrants to purchase our common stock to our advisor, our directors or any of their affiliates (1) on terms more favorable than we would offer such options or warrants to unaffiliated third parties or (2) in excess of an amount equal to 10.0% of our outstanding common stock on the date of grant.

Repurchase of Shares of Common Stock

Our charter prohibits us from paying a fee to our advisor or our directors or any of their affiliates in connection with our repurchase or redemption of our common stock.

Loans and Expense Reimbursements Involving Affiliates

We will not make any loans to our advisor or our directors or any of their affiliates except mortgage loans for which an appraisal is obtained from an independent appraiser. In addition, we will not borrow from these persons unless the independent directors approve the transaction as being fair, competitive and commercially reasonable, and no less favorable to us than comparable loans between unaffiliated parties. These restrictions on loans will only apply to advances of cash that are commonly viewed as loans, as determined by the board of directors. By way of example only, the prohibition on loans would not restrict advances of cash for legal expenses or other costs incurred as a result of any legal action for which indemnification is being sought, nor would the prohibition limit our ability to advance reimbursable expenses incurred by directors or officers or our advisor or its affiliates.

In addition, our directors and officers and our advisor and its affiliates will be entitled to reimbursement, at cost, for actual expenses incurred by them on behalf of us or joint ventures in which we are a joint venture partner, subject to the limitation on reimbursement of operating expenses to the extent that they exceed the 2%/25% limitation.

Director Independence

We have a four-member board of directors. One of our directors, Brett C. Moody, is affiliated with our sponsor and its affiliates, and we do not consider Mr. Moody to be an independent director. The three remaining directors qualify as "independent directors" as defined in our charter in compliance with the requirements of the North American Securities Administrators Association's Statement of Policy Regarding Real Estate Investment Trusts. Although our shares are not listed on any national securities exchange, our independent directors are "independent" as defined by the New York Stock Exchange.

Our charter provides that a majority of the directors must be "independent directors." As defined in our charter, an "independent director" is a person who is not, on the date of determination, and within the last two years from the date of determination has not been, directly or indirectly, associated with our sponsor or our advisor by virtue of (1) ownership of an interest in our sponsor, our advisor, or any of their affiliates, other than us; (2) employment by our sponsor, our advisor, or any of their affiliates; (3) service as an officer or director of our sponsor, our advisor, or any of their affiliates, other than as one of our directors; (4) performance of services, other than as a director, for us; (5) service as a director or trustee of more than three real estate investment trusts organized by our sponsor or advised by our advisor; or (6) maintenance of a material business or professional relationship with our sponsor, our advisor, or any of their affiliates. A business or professional relationship is considered "material" if the aggregate gross revenue derived by the director from the sponsor, the advisor, and their affiliates (excluding fees for serving as one of our directors or other REIT or real estate program organized or advised or managed by the advisor or its affiliates) exceeds 5.0% of either the director's annual gross revenue during either of the last two years or the director's net worth on a fair market value basis. An indirect association with the sponsor or the advisor shall include circumstances in which a director's spouse, parent, child, sibling, mother- or father-in-law, son- or daughter-in-law, or brother- or sister-in-law is or has been associated with the sponsor, the advisor, any of their affiliates, or with us. None of our independent directors face conflicts of interest because of affiliations with other programs sponsored by our sponsor and its affiliates.

Currently Proposed Transactions

There are no currently proposed material transactions with related persons other than those covered by the terms of the agreements described above.

ITEM 14. ***Principal Accountant Fees and Services***

Independent Registered Public Accounting Firm

Deloitte & Touche, LLP, or Deloitte, served as our independent registered public accounting firm, and provided certain tax and other services to us, from January 15, 2008, the date of our formation, to November 2010. On November 4, 2010, we and Deloitte mutually agreed to the cessation of Deloitte's engagement as our independent registered public accounting firm upon the completion of Deloitte's review of our interim condensed consolidated financial information as of and for the three and nine month periods ended September 30, 2010. During 2011 and 2012, Deloitte provided tax and certain review services to us. The decision to change our independent registered public accounting firm was approved by the audit committee of our board of directors. On November 8, 2010, the audit committee of our board of directors approved the engagement of Pannell Kerr Forster of Texas, P.C., or PKF, as our independent registered public accounting firm for the fiscal years ending December 31, 2010 and 2011. As discussed in Item 9 (Changes in and Disagreements with Accountants on Accounting and Financial Disclosure), PKF resigned as our auditor on February 8, 2012 and our audit committee appointed Frazier & Deeter, LLC, or Frazier & Deeter, as our new independent auditor. On May 8, 2012, we engaged Frazier & Deeter to (1) serve as our independent registered public accounting firm for the 2012 fiscal year, (2) audit the 2012 financial statements and (3) review the interim consolidated financial statements for 2012.

Pre-Approval Policies

The audit committee charter imposes a duty on the audit committee to pre-approve all auditing services performed for us by our independent auditors as well as all permitted non-audit services in order to ensure that the provision of such services does not impair the auditors' independence. In determining whether or not to pre-approve services, the audit committee will consider whether the service is a permissible service under the rules and regulations promulgated by the SEC. The audit committee, may, in its discretion, delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by the independent auditors, provided any such approval is presented to and approved by the full audit committee at its next scheduled meeting.

All services rendered by Deloitte, PKF and Frazier & Deeter for the years ended December 31, 2012 and 2011 were pre-approved in accordance with the policies and procedures described above.

Independent Registered Public Accounting Firm Fees

Deloitte

The audit committee reviewed the audit and non-audit services performed by Deloitte, as well as the fees charged by Deloitte for such services. In its review of the non-audit service fees, the audit committee considered whether the provision of such services is compatible with maintaining the independence of Deloitte. The aggregate fees billed to us by Deloitte for professional accounting services for the years ended December 31, 2012 and 2011 are set forth in the table below.

	2012	2011
Audit fees	$ 38,075	$ 41,115
Audit related fees	—	—
Tax fees	37,000	20,250
All other fees	—	—
Total	$ 75,075	$ 61,365

PKF

The audit committee reviewed the audit and non-audit services performed by PKF, as well as the fees charged by PKF for such services. In its review of the non-audit service fees, the audit committee considered whether the provision of such services is compatible with maintaining the independence of PKF. The aggregate fees billed to us by PKF for professional accounting services for the years ended December 31, 2012 and 2011 are set forth in the table below.

	2012	2011
Audit fees	$ —	$ 82,634
Audit related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	$ —	$ 82,634

Frazier & Deeter

The audit committee reviewed the audit and non-audit services performed by Frazier & Deeter, as well as the fees charged by Frazier & Deeter for such services. In its review of the non-audit service fees, the audit committee considered whether the provision of such services is compatible with maintaining the independence of Frazier & Deeter. The aggregate fees billed to us by Frazier & Deeter for professional accounting services for the years ended December 31, 2012 and 2011 are set forth in the table below.

	2012	2011
Audit fees	$ 316,003	$ —
Audit related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	$ 316,003	$ —

For purposes of the preceding tables, Deloitte's, PKF's and Frazier & Deeter's professional fees are classified as follows:

- *Audit fees*—These are fees for professional services performed for the audit of our annual financial statements, the required review of quarterly financial statements, registration statements and other procedures performed by independent auditors in order for them to be able to form an opinion on our consolidated financial statements. These fees also cover services that are normally provided by independent auditors in connection with statutory and regulatory filings or engagements.
- *Audit-related fees*—These are fees for assurance and related services that traditionally are performed by independent auditors that are reasonably related to the performance of the audit or review of the financial statements, such as due diligence related to acquisitions and dispositions, attestation services that are not required by statute or regulation, internal control reviews, and consultation concerning financial accounting and reporting standards.
- *Tax fees*—These are fees for all professional services performed by professional staff in our independent auditor's tax division, except those services related to the audit of our financial statements. These include fees for tax compliance, tax planning, and tax advice, including federal, state, and local issues. Services may also include assistance with tax audits and appeals before the IRS and similar state and local agencies, as well as federal, state, and local tax issues related to due diligence.
- *All other fees*—These are fees for any services not included in the above-described categories, including assistance with internal audit plans and risk assessments.

PART IV

ITEM 15. ***Exhibits and Financial Statement Schedules***

The following documents are filed as part of this Annual Report:

(a) Financial Statement Schedules

See the Index to Consolidated Financial Statements at page F-1 of this report.

The following financial statement schedule is included herein at pages F-17 through F-18 of this report:

Schedule III – Real Estate Assets and Accumulated Depreciation and Amortization

(b) Exhibits

3.1 Articles of Amendment and Restatement of Moody National REIT I, Inc. (filed as Exhibit 3.1 to Pre-Effective Amendment No. 5 to the Company's Registration Statement on Form S-11 (No. 333-150612) and incorporated herein by reference)

3.2 Bylaws of Moody National REIT I, Inc. (filed as Exhibit 3.2 to the Company's Registration Statement on Form S-11 (No. 333-150612) and incorporated herein by reference)

3.3 Amendment No. 1 to Bylaws of Moody National REIT I, Inc. (filed as Exhibit 3.3 to Pre-Effective Amendment No. 4 to the Company's Registration Statement on Form S-11 (No. 333-150612) and incorporated herein by reference)

4.1 Form of Subscription Agreement (included as Appendix B to prospectus, incorporated by reference to Exhibit 4.1 to Pre-Effective Amendment No. 5 to the Company's Registration Statement on Form S-11 (No. 333-150612))

4.2 Moody National REIT I, Inc. Distribution Reinvestment Plan (included as Appendix C to prospectus, incorporated by reference to Exhibit 4.2 to Pre-Effective Amendment No. 5 to the Company's Registration Statement on Form S-11 (No. 333-150612))

10.1 Amended and Restated Advisory Agreement among Moody National REIT I, Inc., Moody National Operating Partnership I, L.P., Moody National Advisor I, LLC and Moody Realty Company, L.P. (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and incorporated herein by reference)

10.2 Limited Partnership Agreement of Moody National Operating Partnership I, L.P. (filed as Exhibit 10.3 to Pre-Effective Amendment No. 5 to the Company's Registration Statement on Form S-11 (No. 333-150612) and incorporated herein by reference)

10.3 Moody National REIT I, Inc. 2009 Long-Term Incentive Plan (filed as Exhibit 10.4 to Pre-Effective Amendment No. 5 to the Company's Registration Statement on Form S-11 (No. 333-150612) and incorporated herein by reference)

10.4 Moody National REIT I, Inc. Amended and Restated Independent Directors Compensation Plan (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and incorporated herein by reference)

10.5 Dealer Manager Agreement (filed as Exhibit 1.1 to Pre-Effective Amendment No. 5 to the Company's Registration Statement on Form S-11 (No. 333-150612) and incorporated herein by reference)

10.6 MNHP Note Holder, LLC Limited Liability Company Operating Agreement, effective June 3, 2011, by and among Moody National Operating Partnership I, L.P., Moody National Mortgage Corporation and the other Members party thereto (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 9, 2011 (the "June 9th Form 8-K") and incorporated herein by reference)

10.7 Note Purchase Agreement, dated as of March 31, 2011, by and between Patriot Bank and Moody National Realty Company, L.P. (filed as Exhibit 10.2 to the June 9th Form 8-K and incorporated herein by reference)

10.8 Assignment and Assumption of Note Purchase Agreement, dated as of June 3, 2011 and effective as of May 5, 2011, by and between Moody National Realty Company, L.P. and MNHP Note Holder, LLC (filed as Exhibit 10.3 to the June 9th Form 8-K and incorporated herein by reference)

10.9 Renewal, Extension and Modification Agreement, dated as of June 3, 2011 and effective as of May 5, 2011, by and between MNHP Note Holder, LLC and Moody National HP Grapevine Trust (filed as Exhibit 10.4 to the June 9th Form 8-K and incorporated herein by reference)

10.10 Assignment of Notes and Liens, dated as of June 3, 2011 and effective as of May 5, 2011, by and between Patriot Bank and MNHP Note Holder, LLC (filed as Exhibit 10.5 to the June 9th Form 8-K and incorporated herein by reference)

10.11 Commercial Loan Agreement, dated as of June 3, 2011 and effective as of May 5, 2011, by and among Patriot Bank, MNHP Note Holder, LLC, Moody National Realty Company, L.P., Moody National Mortgage Corporation, Moody National Management, L.P. and Brett C. Moody (filed as Exhibit 10.6 to the June 9th Form 8-K and incorporated herein by reference)

10.12 Promissory Note, dated as of June 3, 2011 and effective as of May 5, 2011, by MNHP Note Holder, LLC in favor of Patriot Bank (filed as Exhibit 10.7 to the June 9th Form 8-K and incorporated herein by reference)

10.13 Collateral Assignment of Notes and Liens, dated as of June 3, 2011 and effective as of May 5, 2011, by and between MNHP Note Holder, LLC and Patriot Bank (filed as Exhibit 10.8 to the June 9th Form 8-K)

10.14 Guaranty Agreement, dated as of June 3, 2011 and effective as of May 5, 2011, by and between Moody National Mortgage Corporation and Patriot Bank (filed as Exhibit 10.9 to the June 9th Form 8-K and incorporated herein by reference)

10.15 Guaranty Agreement, dated as of June 3, 2011 and effective as of May 5, 2011, by and between Moody National Realty Company, L.P. and Patriot Bank (filed as Exhibit 10.10 to the June 9th Form 8-K and incorporated herein by reference)

10.16 Guaranty Agreement, dated as of June 3, 2011 and effective as of May 5, 2011, by and between Moody National Management, L.P. and Patriot Bank (filed as Exhibit 10.11 to the June 9th Form 8-K and incorporated herein by reference)

10.17 Limited Guaranty Agreement, dated as of June 3, 2011 and effective as of May 5, 2011, by and between Brett C. Moody and Patriot Bank (filed as Exhibit 10.12 to the June 9th Form 8-K and incorporated herein by reference)

10.18 Amendment to Promissory Note, effective June 3, 2011, by and between Moody National Perimeter REIT JV Member, LLC and Moody National RI Perimeter TO, LLC (filed as Exhibit 10.13 to the June 9th Form 8-K and incorporated herein by reference)

10.19 Assignment and Assumption of Purchase Agreement, dated as of April 12, 2012, by and between Moody National Companies, LP and Moody National Wood-Hou Holding, LLC (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on April 13, 2012)

10.20 Purchase Agreement, dated as of March 22, 2012, by and between Moody National Companies, LP and Woodlands Terrapin Investors I, LLC, Woodlands Terrapin Investors II, LLC, Woodlands Terrapin Investors III, LLC, 537 Houston, LLC, Marc Hotel Houston, LLC, Miriam Hotel Houston, LLC and Terrapin Operator Woodlands, LLC (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on April 13, 2012)

10.21	First Amendment to Purchase Agreement, dated as of April 6, 2012, by and between Moody National Companies, LP and Woodlands Terrapin Investors I, LLC, Woodlands Terrapin Investors II, LLC, Woodlands Terrapin Investors III, LLC, 537 Houston, LLC, Marc Hotel Houston, LLC Miriam Hotel Houston, LLC and Terrapin Operator Woodlands, LLC (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on April 13, 2012)
10.22	Agreement of Purchase and Sale, dated August 14, 2012, by and among Moody National RI Perimeter Holding, LLC, Moody National RI Perimeter Master Tenant, LLC and 6096 Barfield Road, LLC (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form8-K filed on August 20, 2012)
10.23	Fee and Expense Waiver Agreement, dated September 28, 2012, by and among Moody National REIT I, Inc., Moody National Operating Partnership I, L.P., Moody National Advisor I, LLC and Moody National Realty Company, L.P. (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on November 14, 2012)
10.24	Hotel Lease Agreement, dated November 7, 2012, by and between Moody National Wood-Hou Holding, LLC and Moody National Wood-Hou MT, LLC (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on November 15, 2012)
10.25	Hotel Management Agreement, dated November 7, 2012, by and between Moody National Wood-Hou MT, LLC and Moody National Hospitality Management, LLC (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on November 15, 2012)
10.26	Promissory Note, dated November 17, 2006, by Woodlands Terrapin Investors I, LLC, Woodlands Terrapin Investors II, LLC, Woodlands Terrapin Investors III, LLC, 537 Houston, LLC, Maven Houston, LLC, Marc Hotel Houston, LLC and Miriam Hotel Houston, LLC, in favor of ARCS Commercial Mortgage Co., L.P. (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on November 15, 2012)
10.27	Consent, Modification and Assumption Agreement With Release, dated November 7, 2012, by and among Woodlands Terrapin Investors I, LLC, Woodlands Terrapin Investors II, LLC, Woodlands Terrapin Investors III, 537 Houston, LLC, Maven Houston, LLC, Marc Hotel Houston, LLC, Miriam Hotel Houston, LLC, Terrapin Operator Woodlands, LLC, Moody Wood-Hou Holding, LLC, Moody National REIT I, Inc., Moody National Operating Partnership I, L.P., Moody National Wood-Hou MT, LLC, Brett C. Moody and U.S. Bank National Association, as Trustee, Successor-In-Interest to Bank of America, N.A., as Trustee, Successor by Merger to LaSalle Bank National Association, as Trustee for the Registered Holders of J.P. Morgan Chase Commercial Mortgage Securities Trust 2006-LDP9, Commercial Mortgage Pass-Through Certificates, Series 2006-LDP9 (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed on November 15, 2012)
10.28	Deed of Trust and Security Agreement, dated November 17, 2006, by and among Woodlands Terrapin Investors I, LLC, Woodlands Terrapin Investors II, LLC, Woodlands Terrapin Investors III, 537 Houston, LLC, Maven Houston, LLC, Marc Hotel Houston, LLC, Miriam Hotel Houston, LLC and ARCS Commercial Mortgage Co., L.P. (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed on November 15, 2012)
10.29	Security Agreement, dated November 7, 2012, by Moody National Wood-Hou MT, LLC in favor of U.S. Bank National Association, as Trustee, Successor-In-Interest to Bank of America, N.A., as Trustee, Successor by Merger to LaSalle Bank National Association, as Trustee for the Registered Holders of J.P. Morgan Chase Commercial Mortgage Securities Trust 2006-LDP9, Commercial Mortgage Pass-Through Certificates, Series 2006-LDP9 (incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K filed on November 15, 2012)
10.30	Assignment of Leases and Rents, dated November 7, 2012, by Moody National Wood-Hou MT, LLC in favor of U.S. Bank National Association, as Trustee, Successor-In-Interest to Bank of America, N.A., as Trustee, Successor by Merger to LaSalle Bank National Association, as Trustee for the Registered Holders of J.P. Morgan Chase Commercial Mortgage Securities Trust 2006-LDP9, Commercial Mortgage Pass-Through Certificates, Series 2006-LDP9 (incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K filed on November 15, 2012)

10.31	Assignment and Subordination of Management Agreement, dated November 7, 2012, by Moody National Wood-Hou MT, LLC and Moody National Hospitality Management, LLC in favor of U.S. Bank National Association, as Trustee, Successor-In-Interest to Bank of America, N.A., as Trustee, Successor by Merger to LaSalle Bank National Association, as Trustee for the Registered Holders of J.P. Morgan Chase Commercial Mortgage Securities Trust 2006-LDP9, Commercial Mortgage Pass-Through Certificates, Series 2006-LDP9 (incorporated by reference to Exhibit 10.8 to the Registrant's Current Report on Form 8-K filed on November 15, 2012)
10.32	Indemnity and Guaranty Agreement, dated November 7, 2012, by Moody National REIT I, Inc., Moody National Operating Partnership I, L.P. and Brett C. Moody in favor of U.S. Bank National Association, as Trustee, Successor-In-Interest to Bank of America, N.A., as Trustee, Successor by Merger to LaSalle Bank National Association, as Trustee for the Registered Holders of J.P. Morgan Chase Commercial Mortgage Securities Trust 2006-LDP9, Commercial Mortgage Pass-Through Certificates, Series 2006-LDP9 (incorporated by reference to Exhibit 10.9 to the Registrant's Current Report on Form 8-K filed on November 15, 2012)
10.33	Hazardous Substances Indemnity Agreement, dated November 7, 2012, by Moody National Wood-Hou Holding, LLC, Moody National REIT I, Inc., Moody National Operating Partnership I, L.P. and Brett C. Moody in favor of U.S. Bank National Association, as Trustee, Successor-In-Interest to Bank of America, N.A., as Trustee, Successor by Merger to LaSalle Bank National Association, as Trustee for the Registered Holders of J.P. Morgan Chase Commercial Mortgage Securities Trust 2006-LDP9, Commercial Mortgage Pass-Through Certificates, Series 2006-LDP9 (incorporated by reference to Exhibit 10.10 to the Registrant's Current Report on Form 8-K filed on November 15, 2012)
21	Subsidiaries of the Company
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOODY NATIONAL REIT I, INC.

Date: March 29, 2013

By: /s/ Brett C. Moody
Brett C. Moody
Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title(s)	Date
/s/ Brett C. Moody **Brett C. Moody**	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	March 29, 2013
/s/ Robert W. Engel **Robert W. Engel**	Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	March 29, 2013
/s/ William H. Armstrong **William H. Armstrong, III**	Director	March 29, 2013
/s/ Charles L. Horn **Charles L. Horn**	Director	March 29, 2013
/s/ John P. Thompson **John P. Thompson**	Director	March 29, 2013

SUPPLEMENTAL INFORMATION TO BE FURNISHED WITH REPORTS FILED PURSUANT TO SECTION 15(d) OF THE ACT BY REGISTRANTS WHICH HAVE NOT REGISTERED SECURITIES PURSUANT TO SECTION 12 OF THE ACT.

The registrant has not sent an annual report or proxy materials to its stockholders. The registrant will furnish each stockholder with an annual report within 120 days following the close of each fiscal year. The registrant will furnish copies of such report and proxy materials to the Securities and Exchange Commission when they are sent to stockholders.

EXHIBIT INDEX

3.1	Articles of Amendment and Restatement of Moody National REIT I, Inc. (filed as Exhibit 3.1 to Pre-Effective Amendment No. 5 to the Company's Registration Statement on Form S-11 (No. 333-150612) and incorporated herein by reference)
3.2	Bylaws of Moody National REIT I, Inc. (filed as Exhibit 3.2 to the Company's Registration Statement on Form S-11 (No. 333-150612) and incorporated herein by reference)
3.3	Amendment No. 1 to Bylaws of Moody National REIT I, Inc. (filed as Exhibit 3.3 to Pre-Effective Amendment No. 4 to the Company's Registration Statement on Form S-11 (No. 333-150612) and incorporated herein by reference)
4.1	Form of Subscription Agreement (included as Appendix B to prospectus, incorporated by reference to Exhibit 4.1 to Pre-Effective Amendment No. 5 to the Company's Registration Statement on Form S-11 (No. 333-150612))
4.2	Moody National REIT I, Inc. Distribution Reinvestment Plan (included as Appendix C to prospectus, incorporated by reference to Exhibit 4.2 to Pre-Effective Amendment No. 5 to the Company's Registration Statement on Form S-11 (No. 333-150612))
10.1	Amended and Restated Advisory Agreement among Moody National REIT I, Inc., Moody National Operating Partnership I, L.P., Moody National Advisor I, LLC and Moody Realty Company, L.P. (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and incorporated herein by reference)
10.2	Limited Partnership Agreement of Moody National Operating Partnership I, L.P. (filed as Exhibit 10.3 to Pre-Effective Amendment No. 5 to the Company's Registration Statement on Form S-11 (No. 333-150612) and incorporated herein by reference)
10.3	Moody National REIT I, Inc. 2009 Long-Term Incentive Plan (filed as Exhibit 10.4 to Pre-Effective Amendment No. 5 to the Company's Registration Statement on Form S-11 (No. 333-150612) and incorporated herein by reference)
10.4	Moody National REIT I, Inc. Amended and Restated Independent Directors Compensation Plan (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and incorporated herein by reference)
10.5	Dealer Manager Agreement (filed as Exhibit 1.1 to Pre-Effective Amendment No. 5 to the Company's Registration Statement on Form S-11 (No. 333-150612) and incorporated herein by reference)
10.6	MNHP Note Holder, LLC Limited Liability Company Operating Agreement, effective June 3, 2011, by and among Moody National Operating Partnership I, L.P., Moody National Mortgage Corporation and the other Members party thereto (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 9, 2011 (the "June 9th Form 8-K") and incorporated herein by reference)
10.7	Note Purchase Agreement, dated as of March 31, 2011, by and between Patriot Bank and Moody National Realty Company, L.P. (filed as Exhibit 10.2 to the June 9th Form 8-K and incorporated herein by reference)
10.8	Assignment and Assumption of Note Purchase Agreement, dated as of June 3, 2011 and effective as of May 5, 2011, by and between Moody National Realty Company, L.P. and MNHP Note Holder, LLC (filed as Exhibit 10.3 to the June 9th Form 8-K and incorporated herein by reference)
10.9	Renewal, Extension and Modification Agreement, dated as of June 3, 2011 and effective as of May 5, 2011, by and between MNHP Note Holder, LLC and Moody National HP Grapevine Trust (filed as Exhibit 10.4 to the June 9th Form 8-K and incorporated herein by reference)
10.10	Assignment of Notes and Liens, dated as of June 3, 2011 and effective as of May 5, 2011, by and between Patriot Bank and MNHP Note Holder, LLC (filed as Exhibit 10.5 to the June 9th Form 8-K and incorporated herein by reference)

10.11	Commercial Loan Agreement, dated as of June 3, 2011 and effective as of May 5, 2011, by and among Patriot Bank, MNHP Note Holder, LLC, Moody National Realty Company, L.P., Moody National Mortgage Corporation, Moody National Management, L.P. and Brett C. Moody (filed as Exhibit 10.6 to the June 9th Form 8-K and incorporated herein by reference)
10.12	Promissory Note, dated as of June 3, 2011 and effective as of May 5, 2011, by MNHP Note Holder, LLC in favor of Patriot Bank (filed as Exhibit 10.7 to the June 9th Form 8-K and incorporated herein by reference)
10.13	Collateral Assignment of Notes and Liens, dated as of June 3, 2011 and effective as of May 5, 2011, by and between MNHP Note Holder, LLC and Patriot Bank (filed as Exhibit 10.8 to the June 9th Form 8-K)
10.14	Guaranty Agreement, dated as of June 3, 2011 and effective as of May 5, 2011, by and between Moody National Mortgage Corporation and Patriot Bank (filed as Exhibit 10.9 to the June 9th Form 8-K and incorporated herein by reference)
10.15	Guaranty Agreement, dated as of June 3, 2011 and effective as of May 5, 2011, by and between Moody National Realty Company, L.P. and Patriot Bank (filed as Exhibit 10.10 to the June 9th Form 8-K and incorporated herein by reference)
10.16	Guaranty Agreement, dated as of June 3, 2011 and effective as of May 5, 2011, by and between Moody National Management, L.P. and Patriot Bank (filed as Exhibit 10.11 to the June 9th Form 8-K and incorporated herein by reference)
10.17	Limited Guaranty Agreement, dated as of June 3, 2011 and effective as of May 5, 2011, by and between Brett C. Moody and Patriot Bank (filed as Exhibit 10.12 to the June 9th Form 8-K and incorporated herein by reference)
10.18	Amendment to Promissory Note, effective June 3, 2011, by and between Moody National Perimeter REIT JV Member, LLC and Moody National RI Perimeter TO, LLC (filed as Exhibit 10.13 to the June 9th Form 8-K and incorporated herein by reference)
10.19	Assignment and Assumption of Purchase Agreement, dated as of April 12, 2012, by and between Moody National Companies, LP and Moody National Wood-Hou Holding, LLC (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on April 13, 2012)
10.20	Purchase Agreement, dated as of March 22, 2012, by and between Moody National Companies, LP and Woodlands Terrapin Investors I, LLC, Woodlands Terrapin Investors II, LLC, Woodlands Terrapin Investors III, LLC, 537 Houston, LLC, Marc Hotel Houston, LLC, Miriam Hotel Houston, LLC and Terrapin Operator Woodlands, LLC (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on April 13, 2012)
10.21	First Amendment to Purchase Agreement, dated as of April 6, 2012, by and between Moody National Companies, LP and Woodlands Terrapin Investors I, LLC, Woodlands Terrapin Investors II, LLC, Woodlands Terrapin Investors III, LLC, 537 Houston, LLC, Marc Hotel Houston, LLC Miriam Hotel Houston, LLC and Terrapin Operator Woodlands, LLC (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on April 13, 2012)
10.22	Agreement of Purchase and Sale, dated August 14, 2012, by and among Moody National RI Perimeter Holding, LLC, Moody National RI Perimeter Master Tenant, LLC and 6096 Barfield Road, LLC (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form8-K filed on August 20, 2012)

10.23	Fee and Expense Waiver Agreement, dated September 28, 2012, by and among Moody National REIT I, Inc., Moody National Operating Partnership I, L.P., Moody National Advisor I, LLC and Moody National Realty Company, L.P. (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on November 14, 2012)
10.24	Hotel Lease Agreement, dated November 7, 2012, by and between Moody National Wood-Hou Holding, LLC and Moody National Wood-Hou MT, LLC (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on November 15, 2012)
10.25	Hotel Management Agreement, dated November 7, 2012, by and between Moody National Wood-Hou MT, LLC and Moody National Hospitality Management, LLC (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on November 15, 2012)
10.26	Promissory Note, dated November 17, 2006, by Woodlands Terrapin Investors I, LLC, Woodlands Terrapin Investors II, LLC, Woodlands Terrapin Investors III, LLC, 537 Houston, LLC, Maven Houston, LLC, Marc Hotel Houston, LLC and Miriam Hotel Houston, LLC, in favor of ARCS Commercial Mortgage Co., L.P. (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on November 15, 2012)
10.27	Consent, Modification and Assumption Agreement With Release, dated November 7, 2012, by and among Woodlands Terrapin Investors I, LLC, Woodlands Terrapin Investors II, LLC, Woodlands Terrapin Investors III, 537 Houston, LLC, Maven Houston, LLC, Marc Hotel Houston, LLC, Miriam Hotel Houston, LLC, Terrapin Operator Woodlands, LLC, Moody Wood-Hou Holding, LLC, Moody National REIT I, Inc., Moody National Operating Partnership I, L.P., Moody National Wood-Hou MT, LLC, Brett C. Moody and U.S. Bank National Association, as Trustee, Successor-In-Interest to Bank of America, N.A., as Trustee, Successor by Merger to LaSalle Bank National Association, as Trustee for the Registered Holders of J.P. Morgan Chase Commercial Mortgage Securities Trust 2006-LDP9, Commercial Mortgage Pass-Through Certificates, Series 2006-LDP9 (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed on November 15, 2012)
10.28	Deed of Trust and Security Agreement, dated November 17, 2006, by and among Woodlands Terrapin Investors I, LLC, Woodlands Terrapin Investors II, LLC, Woodlands Terrapin Investors III, 537 Houston, LLC, Maven Houston, LLC, Marc Hotel Houston, LLC, Miriam Hotel Houston, LLC and ARCS Commercial Mortgage Co., L.P. (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed on November 15, 2012)
10.29	Security Agreement, dated November 7, 2012, by Moody National Wood-Hou MT, LLC in favor of U.S. Bank National Association, as Trustee, Successor-In-Interest to Bank of America, N.A., as Trustee, Successor by Merger to LaSalle Bank National Association, as Trustee for the Registered Holders of J.P. Morgan Chase Commercial Mortgage Securities Trust 2006-LDP9, Commercial Mortgage Pass-Through Certificates, Series 2006-LDP9 (incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K filed on November 15, 2012)
10.30	Assignment of Leases and Rents, dated November 7, 2012, by Moody National Wood-Hou MT, LLC in favor of U.S. Bank National Association, as Trustee, Successor-In-Interest to Bank of America, N.A., as Trustee, Successor by Merger to LaSalle Bank National Association, as Trustee for the Registered Holders of J.P. Morgan Chase Commercial Mortgage Securities Trust 2006-LDP9, Commercial Mortgage Pass-Through Certificates, Series 2006-LDP9 (incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K filed on November 15, 2012)
10.31	Assignment and Subordination of Management Agreement, dated November 7, 2012, by Moody National Wood-Hou MT, LLC and Moody National Hospitality Management, LLC in favor of U.S. Bank National Association, as Trustee, Successor-In-Interest to Bank of America, N.A., as Trustee, Successor by Merger to LaSalle Bank National Association, as Trustee for the Registered Holders of J.P. Morgan Chase Commercial Mortgage Securities Trust 2006-LDP9, Commercial Mortgage Pass-Through Certificates, Series 2006-LDP9 (incorporated by reference to Exhibit 10.8 to the Registrant's Current Report on Form 8-K filed on November 15, 2012)

10.32	Indemnity and Guaranty Agreement, dated November 7, 2012, by Moody National REIT I, Inc., Moody National Operating Partnership I, L.P. and Brett C. Moody in favor of U.S. Bank National Association, as Trustee, Successor-In-Interest to Bank of America, N.A., as Trustee, Successor by Merger to LaSalle Bank National Association, as Trustee for the Registered Holders of J.P. Morgan Chase Commercial Mortgage Securities Trust 2006-LDP9, Commercial Mortgage Pass-Through Certificates, Series 2006-LDP9 (incorporated by reference to Exhibit 10.9 to the Registrant's Current Report on Form 8-K filed on November 15, 2012)
10.33	Hazardous Substances Indemnity Agreement, dated November 7, 2012, by Moody National Wood-Hou Holding, LLC, Moody National REIT I, Inc., Moody National Operating Partnership I, L.P. and Brett C. Moody in favor of U.S. Bank National Association, as Trustee, Successor-In-Interest to Bank of America, N.A., as Trustee, Successor by Merger to LaSalle Bank National Association, as Trustee for the Registered Holders of J.P. Morgan Chase Commercial Mortgage Securities Trust 2006-LDP9, Commercial Mortgage Pass-Through Certificates, Series 2006-LDP9 (incorporated by reference to Exhibit 10.10 to the Registrant's Current Report on Form 8-K filed on November 15, 2012)
21	Subsidiaries of the Company
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Index to Consolidated Financial Statements

Moody National REIT I, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Moody National REIT I, Inc.
Houston, Texas

We have audited the accompanying consolidated balance sheets of Moody National REIT I, Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, equity, and cash flows for the years ended December 31, 2012 and 2011. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedules as listed in the accompanying index. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/Frazier & Deeter, LLC

Frazier & Deeter, LLC
Atlanta, Georgia
March 29, 2013

MOODY NATIONAL REIT I, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2011
ASSETS		
Investment in hotel properties, net	$ 11,942,238	$ 7,028,732
Cash	2,710,101	1,066,890
Restricted cash	1,592,480	931,237
Accounts receivable, net of allowance of $3,000 and $6,000, respectively	77,123	50,332
Mortgage note receivable	12,468,400	12,655,433
Prepaid expenses and other assets	107,684	50,196
Deferred costs, net of accumulated amortization of $20,564 and $49,125, respectively	188,219	157,398
Total Assets	$ 29,086,245	$ 21,940,218
LIABILITIES AND EQUITY		
Liabilities:		
Notes payable	$ 17,904,671	$ 16,519,304
Accounts payable and accrued expenses	387,566	179,846
Due to related parties	—	28,254
Dividends payable	91,381	37,765
Deferred income tax liability	—	36,700
Total Liabilities	18,383,618	16,801,869
Special Partnership Units— 100 Special Units of the Operating Partnership	1,000	1,000
Commitments and Contingencies		
Equity:		
Stockholders' equity:		
Common stock, $0.01 par value per share; 400,000,000 shares authorized, 1,373,279 and 576,377 shares issued and outstanding at December 31, 2012 and 2011, respectively	13,733	5,764
Preferred stock, $0.01 par value per share; 50,000,000 shares authorized, no shares issued and outstanding	—	—
Additional paid-in capital	11,165,565	4,885,131
Accumulated deficit	(945,049)	(803,717)
Total stockholders' equity	10,234,249	4,087,178
Noncontrolling interest -100 common units of the Operating Partnership	883	884
Noncontrolling interest in consolidated joint venture	466,495	1,049,287
Total Equity	10,701,627	5,137,349
TOTAL LIABILITIES AND EQUITY	$ 29,086,245	$ 21,940,218

See accompanying notes to consolidated financial statements.

MOODY NATIONAL REIT I, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,	
	2012	**2011**
Revenue		
Room revenue	$ 424,678	$ —
Other hotel revenue	11,974	—
Total hotel revenue	436,652	—
Interest income from note receivable	658,268	383,413
Total revenue	1,094,920	383,413
Expenses		
Hotel operating expenses	274,322	—
Property taxes, insurance and other	29,615	—
Depreciation and amortization	58,650	—
Property acquisition	365,720	—
Corporate general and administrative	138,479	267,563
Total expenses	866,786	267,563
Operating Income	228,134	115,850
Interest expense and amortization of deferred loan costs	413,954	206,793
Loss from continuing operations	(185,820)	(90,943)
Operating income (loss) from discontinued operations	(329,353)	216,703
Gain on disposition of hotel property	1,510,786	—
Income tax expense	(1,500)	(99,300)
Total income from discontinued operations	1,179,933	117,403
Net Income	994,113	26,460
Income attributable to noncontrolling interest from consolidated joint ventures	(373,806)	(75,362)
Income attributable to noncontrolling interest in common operating partnership units	(79)	(51)
Net income (loss) attributable to common shareholders	$ 620,228	$ (48,953)
Per-share information – basic and diluted:		
Loss from continuing operations	$ (0.20)	$ (0.22)
Income from discontinued operations	$ 1.24	$ 0.28
Net income (loss) attributable to common shareholders	$ 0.65	$ (0.12)
Dividends declared	$ 0.80	$ 0.80
Weighted average shares outstanding	950,374	422,872

See accompanying notes to consolidated financial statements.

MOODY NATIONAL REIT I, INC.
CONSOLIDATED STATEMENTS OF EQUITY
Years ended December 31, 2012 and 2011

	Common Stock		Preferred Stock		Additional		Noncontrolling Interest in Operating Partnership		Noncontrolling	
	Number of Shares	Par Value	Number of Shares	Par Value	Paid-In Capital	Accumulated Deficit	Number of Units	Value	Interest in Joint Venture	Total Equity
Balance at January 1, 2011	350,049	$ 3,500	—	$ —	$ 2,958,299	$ (413,697)	100	$ 913	$ 922,927	$ 3,471,942
Issuance of common stock and operating partnership units, net of offering costs	206,373	2,064	—	—	1,734,364	—	—	—	—	1,736,428
Issuance of common stock pursuant to dividend reinvestment plan	12,455	125	—	—	118,196	—	—	—	—	118,321
Stock/unit-based compensation expense	7,500	75	—	—	74,272	—	—	—	—	74,347
Net income (loss)	—	—	—	—	—	(48,953)	—	51	75,362	26,460
Dividends and distributions declared	—	—	—	—	—	(341,067)	—	(80)	(130,002)	(471,149)
Contributions from noncontrolling interests	—	—	—	—	—	—	—	—	181,000	181,000
Balance at December 31, 2011	576,377	$ 5,764	—	$ —	$ 4,885,131	$ (803,717)	100	$ 884	$ 1,049,287	$ 5,137,349
Balance at January 1, 2012	576,377	$ 5,764	—	$ —	$ 4,885,131	$ (803,717)	100	$ 884	$ 1,049,287	$ 5,137,349
Issuance of common stock and operating partnership units, net of offering costs	767,018	7,670	—	—	6,485,425	—	—	—	—	6,493,095
Offering costs advanced to related parties	—	—	—	—	(481,801)	—	—	—	—	(481,801)
Issuance of common stock pursuant to dividend reinvestment plan	18,634	186	—	—	176,837	—	—	—	—	177,023
Compensation plan shares forfeited	(1,250)	(12)	—	—	(5,140)	—	—	—	—	(5,152)
Stock/unit-based compensation expense	12,500	125	—	—	105,113	—	—	—	—	105,238
Net income	—	—	—	—	—	620,228	—	79	373,806	994,113
Dividends and distributions declared	—	—	—	—	—	(761,560)	—	(80)	(956,598)	(1,718,238)
Balance at December 31, 2012	1,373,279	$ 13,733	—	$ —	$ 11,165,565	$ (945,049)	100	$ 883	$ 466,495	$ 10,701,627

See accompanying notes to consolidated financial statements.

MOODY NATIONAL REIT I, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,	
	2012	2011
Cash flows from operating activities		
Net income	$ 994,113	$ 26,460
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	231,279	312,856
Amortization of deferred loan costs	105,705	33,013
Stock-based compensation	100,086	74,347
Deferred income tax (benefit)	(36,700)	(6,300)
Gain on disposition of hotel property	(1,510,786)	—
Changes in operating assets and liabilities -		
Accounts receivable	(26,791)	37,109
Prepaid expenses and other assets	(155,982)	(27,788)
Accounts payable and accrued expenses	714,400	88,680
Due to related parties	(28,254)	(483,435)
Net cash provided by operating activities	387,070	54,942
Cash flows from investing activities		
Net proceeds from the sale of real estate	3,223,480	—
Increase in restricted cash	(661,243)	(165,490)
Acquisition of note receivable	—	(1,275,919)
Repayments of mortgage note receivable	187,033	103,766
Additions to hotel properties	(5,345,193)	(36,902)
Net cash used in investing activities	(2,595,923)	(1,374,545)
Cash flows from financing activities		
Proceeds from issuance of common stock	7,670,174	2,063,735
Offering costs	(1,658,879)	(206,374)
Dividends paid	(531,002)	(208,664)
Repayments of notes payable	(534,217)	(163,976)
Payments of deferred loan costs	(137,414)	(71,369)
Contributions from noncontrolling interests in joint venture		181,000
Distributions to noncontrolling interest in joint venture	(956,598)	(130,002)
Net cash provided by financing activities	3,852,064	1,464,350
Net change in cash and cash equivalents	1,643,211	144,747
Cash and cash equivalents at beginning of period	1,066,890	922,143
Cash and cash equivalents at end of period	$ 2,710,101	$ 1,066,890
Supplemental Cash Flow Information		
Interest paid	$ 1,017,233	$ 548,468
Income taxes paid	$ 171,625	$ —
Supplemental Disclosure of Non-Cash Investing and Financing Activity		
Accrued offering costs due to related party	$ 403,946	$ 120,933
Assumption of note payable in connection with acquisition of hotel property	$ 6,911,422	$ —
Note payable to finance acquisition of mortgage note receivable	$ —	$ 11,483,280
Issuance of common stock from dividend reinvestment plan	$ 177,023	$ 118,321
Dividends payable	$ 91,381	$ 37,765

See accompanying notes to consolidated financial statements.

Moody National REIT I, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011

1. Organization

Moody National REIT I, Inc. (the "Company") was formed on January 15, 2008, as a Maryland corporation and has elected to qualify as a real estate investment trust ("REIT") commencing with the year ended December 31, 2011. The Company was organized to acquire a diverse portfolio of real properties, primarily in the hospitality sector, as well as other commercial properties, real estate securities and debt-related investments. As discussed in Note 6, the Company was initially capitalized with the sale of shares of its common stock to Moody National REIT Sponsor, LLC ("Sponsor") on February 19, 2008. The Company's fiscal year end is December 31.

On May 2, 2008, the Company filed a registration statement on Form S-11 with the Securities and Exchange Commission (the "SEC") to offer a maximum of $1,000,000,000 in shares of its common stock to the public in its primary offering and up to $100,000,000 in shares of its common stock to its stockholders pursuant to its distribution reinvestment plan (the "DRIP"). On April 15, 2009, the SEC declared the Company's registration statement effective and the Company commenced its initial public offering. The Company offered shares to the public in its primary offering at a price of $10.00 per share, with discounts available for certain purchasers, and to its stockholders pursuant to the DRIP at a price of $9.50 per share. On October 12, 2012, the Company terminated its initial public offering and commenced its follow-on public offering (discussed below). As of October 12, 2012, the Company had accepted subscriptions for, and issued, 1,126,253 shares of its common stock in its initial public offering, including 29,580 shares of common stock pursuant to the DRIP, resulting in offering proceeds of $10,966,713.

Prior to the termination of the initial public offering, on February 14, 2012, the Company filed a registration statement on Form S-11 with the SEC to register a following-on public offering of up to $1,000,000,000 in shares of the Company's common stock. In the follow-on offering the Company is offering up to $900,000,000 in shares of the Company's common stock to the public and up to $100,000,000 in shares of the Company's common stock to its stockholders pursuant to the DRIP. On October 12, 2012, the follow-on offering was declared effective by the SEC and the Company terminated its initial public offering and commenced the follow-on offering. As of December 31, 2012, the Company had accepted subscriptions for, and issued, 1,317,307 shares of common stock in the Company's initial public offering and follow-on offering, including 36,065 shares of common stock pursuant to the DRIP, resulting in aggregate offering proceeds of $12,812,414.

The Company is offering shares to the public in the follow-on offering at a price of $10.00 per share, with discounts available for certain purchasers, and to its stockholders pursuant to the DRIP at a price of $9.50 per share. The Company's board of directors may change the price at which the Company offers shares to the public in the follow-on offering from time to time during the follow-on offering, but not more frequently than quarterly, to reflect changes in the Company's estimated per-share net asset value and other factors the Company's board of directors deems relevant.

On February 8, 2012, the Company was required to temporarily suspend its initial public offering due to the fact that the Company's previous auditors, Pannell Kerr Forster of Texas, P.C., notified the Company that they could not be considered independent for the 2009, 2010 and 2011 fiscal years. The Company subsequently engaged Frazier & Deeter, LLC to audit the Company's 2009, 2010 and 2011 consolidated financial statements and to review its 2011 interim consolidated financial statements. The Company recommenced its initial public offering on March 13, 2012.

The Company intends to use substantially all of the net proceeds from its public offerings to acquire a diversified portfolio of real properties, real estate securities and debt-related investments. The Company's real property will consist primarily of hotel properties located in the United States and Canada that it owns exclusively or in joint ventures or other co-ownership arrangements with other persons. The Company may also invest in other property types consisting of multifamily, office, retail and industrial assets located in the United States and Canada as well as securities of real estate companies and debt-related investments. The Company may also make opportunistic investments in properties that may be under-developed or newly constructed and in properties that we believe are undervalued.

As of December 31, 2012, the Company's portfolio consisted of (1) a 74.5% joint venture interest in a mortgage note (the "Hyatt Place Note") secured by a hotel property located in Grapevine, Texas, commonly known as the Hyatt Place Grapevine hotel (the "Hyatt Place Property") and (2) a 91-suite hotel property located in The Woodlands, Texas, commonly known as the Homewood Suites by Hilton - Woodlands (the "Woodlands Property"). The Company began operations on May 27, 2010 with the acquisition of a 75% joint venture interest in a hotel property located in Atlanta, Georgia commonly known as the Residence Inn by Marriot Perimeter Center (the "Residence Inn Property"). The Company sold the Residence Inn Property to a third-party buyer on August 23, 2012.

Moody National REIT I, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011

The Company's advisor is Moody National Advisor I, LLC, a Delaware limited liability company ("Advisor") and an affiliate of Sponsor. Subject to certain restrictions and limitations, Advisor is responsible for managing the Company's affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company pursuant to an amended and restated advisory agreement (the "Advisory Agreement") by and among the Company, Moody National Operating Partnership I, L.P., the Company's operating partnership (the "OP"), and Advisor.

Substantially all of the Company's business is conducted through the OP. The Company is the sole general partner of the OP. The initial limited partners of the OP are Moody National LPOP I, LLC ("Moody LPOP") and Moody OP Holdings I, LLC ("Moody Holdings"), each an affiliate of the Sponsor. Moody LPOP invested $1,000 in the OP in exchange for common units and Moody Holdings invested $1,000 in the OP in exchange for a separate class of limited partnership units (the "Special Units"). As the Company accepts subscriptions for shares of its common stock, it transfers substantially all of the net proceeds of its public offering to the OP as a capital contribution.

The OP's partnership agreement provides that the OP will be operated in a manner that will enable the Company to (1) satisfy the requirements for being classified as a REIT for tax purposes, (2) avoid any federal income or excise tax liability and (3) ensure that the OP will not be classified as a "publicly traded partnership" for purposes of Section 7704 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), which classification could result in the OP being taxed as a corporation rather than as a partnership. In addition to the administrative and operating costs and expenses incurred by the OP in acquiring and operating real estate assets, the OP will pay all of the Company's administrative costs and expenses, and such expenses will be treated as expenses of the OP. The common units of the OP may be tendered for redemption once they have been outstanding for at least one year. At such time, the Company has the option to redeem the common units for shares of the Company's common stock, cash or a combination thereof at the Company's sole discretion. The Special Units will be redeemed pursuant to the OP's partnership agreement upon the termination or nonrenewal of the Advisory Agreement or upon certain other events outside of the control of the Special Unit holder. Upon the termination or nonrenewal of the Advisory Agreement by the Company for "cause" (as defined in the Advisory Agreement) all of the Special Units will be redeemed for $1.00. As described in more detail in Note 8, upon the occurrence of any of the events outside of the control of the Special Unit holder which trigger redemption of the Special Units, the Special Units will be redeemed, at the Advisor's option, for shares of the Company's common stock, a non-interest bearing promissory note payable solely from the proceeds of assets sales, or a combination thereof.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The Company presents its consolidated financial statements in accordance with accounting principles generally accepted in the United States ("GAAP") as outlined in the Financial Accounting Standard Board's Accounting Standards Codification (the "Codification" or "ASC"). The Codification is the single source of authoritative accounting principles applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP.

The Company's consolidated financial statements include its accounts and the accounts of its subsidiaries over which it has control. All intercompany profits, balances and transactions are eliminated in consolidation.

The Company's consolidated financial statements include the accounts of its consolidated subsidiaries when the Company is the primary beneficiary for entities deemed to be variable interest entities ("VIEs") through which the Company has a controlling interest. Interests in entities acquired are evaluated based on GAAP, which requires the consolidation of VIEs in which the Company is deemed to have the controlling financial interest. The Company has the controlling financial interest if the Company has the power to direct the activities of the VIE that most significantly impact its economic performance and the obligation to absorb losses or receive benefits from the VIE that could be significant to the Company. If the interest in the entity is determined not to be a VIE, then the entity is evaluated for consolidation based on legal form, economic substance, and the extent to which the Company has control and/or substantive participating rights under the respective ownership agreement. The Company did not have a VIE interest as of December 31, 2012.

Moody National REIT I, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011

There are judgments and estimates involved in determining if an entity in which the Company has an investment is a VIE. The entity is evaluated to determine if it is a VIE by, among other things, determining if the equity investors as a group have a controlling financial interest in the entity and if the entity has sufficient equity at risk to finance its activities without additional subordinated financial support.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

Organization and Offering Costs

Organization and offering costs of the Company are incurred by Advisor on behalf of the Company. Pursuant to the Advisory Agreement, the Company is obligated to reimburse Advisor or its affiliates, as applicable, for organization and offering costs incurred by Advisor associated with each of the Company's public offerings, provided that within 60 days of the last day of the month in which a public offering ends, the Advisor is obligated to reimburse the Company to the extent organization and offering costs incurred by the Company in connection with the completed public offering exceed 15.0% of the gross offering proceeds from the sale of the Company's shares of common stock in the completed public offering. Such organization and offering costs shall include selling commissions and dealer manager fees paid to the dealer manager, legal, accounting, printing and other offering expenses, including marketing, salaries and direct expenses of Advisor's employees and employees of Advisor's affiliates and others. Any reimbursement of Advisor or its affiliates for organization and offering costs will not exceed actual expenses incurred by Advisor.

All offering costs, including selling commissions and dealer manager fees, are recorded as an offset to additional paid-in-capital, and all organization costs are recorded as an expense when the Company has an obligation to reimburse Advisor.

As of December 31, 2012, total offering costs were $4,132,374 for the initial public offering and $746,040 for the follow-on offering. Organization costs were $28,083 for the initial public offering. Offering costs of $946,944 and $184,570 were incurred directly by the Company for the initial and follow-on offerings, respectively. The Company has reimbursed Advisor for $28,083 in organization costs and $742,134 in offering costs for the initial public offering and $583,324 in offering costs for the follow-on offering. The Company has a $481,801 receivable from Advisor for offering costs, which is recorded as an offset to additional paid-in capital. The remaining $2,903,243 in offering costs is not a liability of the Company because such costs exceed the 15% limit.

Income Taxes

The Company has made an election to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code commencing with the taxable year ended December 31, 2011. Prior to qualifying to be taxed as a REIT, the Company was subject to normal federal and state corporation income taxes. The Company previously determined not to make an election to qualify as a REIT under the Internal Revenue Code because it had a net operating loss for the years ended December 31, 2009 and 2010 and had fewer than 100 stockholders as of December 31, 2009 and 2010.

As a REIT, the Company generally will not be subject to federal corporate income tax to the extent it distributes its REIT taxable income to its stockholders, so long as it distributes at least 90% of its REIT taxable income (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). REITs are subject to a number of other organizational and operations requirements. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

The Company leases the hotels it acquires to wholly-owned taxable REIT subsidiaries that are subject to federal, state and local income taxes. The Company accounts for income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company records a valuation allowance for net deferred tax assets that are not expected to be realized.

Moody National REIT I, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011

The Company has reviewed tax positions under GAAP guidance that clarifies the relevant criteria and approach for the recognition and measurement of uncertain tax positions. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition of a tax position taken, or expected to be taken, in a tax return. A tax position may only be recognized in the financial statements if it is more likely than not that the tax position will be sustained upon examination. The Company has no material uncertain tax positions as of December 31, 2012.

The preparation of the Company's various tax returns requires the use of estimates for federal and state income tax purposes. These estimates may be subjected to review by the respective taxing authorities. A revision to an estimate may result in an assessment of additional taxes, penalties and interest. At this time, a range in which the Company's estimates may change is not expected to be material. The Company will account for interest and penalties relating to uncertain tax provisions in the current period results of operations, if necessary. The Company has tax years 2008, 2009, 2010, 2011 and 2012 remaining subject to examination by various federal and state tax jurisdictions.

Concentration of Credit Risk

As of December 31, 2012, the Company had cash and cash equivalents and restricted cash deposited in certain financial institutions in excess of federally insured levels. The Company diversifies its cash and cash equivalents with several banking institutions in an attempt to minimize exposure to any one of these institutions. The Company regularly monitors the financial stability of these financial institutions and believes that it is not exposed to any significant credit risk in cash and cash equivalents or restricted cash.

The Company is also exposed to credit risk with respect to its joint venture interest in the Hyatt Place Note. As a significant investment of the Company, the failure of the borrower on the Hyatt Place Note to make payments of interest and principal when due, or any other event of default under the Hyatt Place Note, would have an adverse impact on the Company's results of operations.

Valuation and Allocation of Real Property — Acquisition

Upon acquisition, the purchase price of real property is allocated to the tangible assets acquired, consisting of land, buildings and tenant improvements, any assumed debt, identified intangible assets and asset retirement obligations based on their fair values. Identified intangible assets consist of above-market and below-market leases, in-place leases, in-place contracts, tenant relationships and any goodwill or gain on purchase. Acquisition costs are charged to expense as incurred. Initial valuations are subject to change during the measurement period, but the measurement period ends as soon as the information is available. The measurement period shall not exceed one year from the acquisition date.

The fair value of the tangible assets acquired consists of land, buildings, furniture, fixtures and equipment. Land values are derived from appraisals, and buildings are calculated as replacement cost less depreciation or the Company's estimates of the relative fair value of these assets using discounted cash flow analyses or similar methods. The value of the building is depreciated over the estimated useful life of thirty-nine years using the straight-line method. The value of furniture, fixtures and equipment is based on their fair value using replacement costs less depreciation.

The Company determines the fair value of assumed debt by calculating the net present value of the scheduled mortgage payments using interest rates for debt with similar terms and remaining maturities that the Company believes the Company could obtain. Any difference between the fair value and stated value of the assumed debt is recorded as a discount or premium and amortized over the remaining life of the loan as interest expense.

In allocating the purchase price of each of the Company's properties, the Company makes assumptions and uses various estimates, including, but not limited to, the estimated useful lives of the assets, the cost of replacing certain assets, discount rates used to determine present values, market rental rates per square foot and the period required to lease the property up to its occupancy at acquisition as if it were vacant. Many of these estimates are obtained from independent third party appraisals. However, the Company is responsible for the source and use of these estimates. These estimates are judgmental and subject to being imprecise; accordingly, if different estimates and assumptions were derived, the valuation of the various categories of the Company's real estate assets or related intangibles could in turn result in a difference in the depreciation or amortization expense recorded in the Company's consolidated financial statements. These variances could be material to the Company's results of operations and financial condition.

Moody National REIT I, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011

Valuation and Allocation of Real Property — Ownership

Depreciation or amortization expense are computed using the straight-line and accelerated methods based upon the following estimated useful lives:

	Years
Buildings and improvements	39
Exterior improvements	10-20
Equipment and fixtures	5-10

Impairments

For real estate the Company owns, the Company monitors events and changes in circumstances indicating that the carrying amounts of the real estate assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses potential impairment by comparing estimated future undiscounted operating cash flows expected to be generated over the life of the asset and from its eventual disposition, to the carrying amount of the asset. In the event that the carrying amount exceeds the estimated future undiscounted operating cash flows, the Company recognizes an impairment loss to adjust the carrying amount of the asset to estimated fair value for assets held for use and fair value less costs to sell for assets held for sale. There were no such impairment losses for the years ended December 31, 2012 and 2011.

In evaluating the Company's investments for impairment, the Company makes several estimates and assumptions, including, but not limited to, the projected date of disposition of the properties, the estimated future cash flows of the properties during the Company's ownership and the projected sales price of each of the properties. A change in these estimates and assumptions could result in a change in the estimated fair value of the Company's properties, which could then result in an impairment or a material change to the Company's financial statements.

Revenue Recognition

Hotel revenues, including room, food, beverage, and other ancillary revenues, are recognized as the related services are delivered. Ongoing credit evaluations are performed and an allowance for potential credit losses is provided against the portion of accounts receivable that is estimated to be uncollectible. Interest income is recognized when earned.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand or held in banks and short-term investments with an initial maturity of three months or less at the date of purchase.

Restricted Cash

Restricted cash includes reserves for debt service and insurance, as well as reserves for property improvements and furniture, fixtures, and equipment, as required by certain management or mortgage debt agreement restrictions and provisions. Restricted cash also includes cash collateral deposited with a bank related to a loan that may be used by the Company toward the payments of principal and interest of the loan and any other amounts due under the loan in the event of default.

Valuation of Accounts Receivable

The Company takes into consideration certain factors that require judgments to be made as to the collectability of receivables. Collectability factors taken into consideration are the amounts outstanding, payment history and financial strength of the tenant, which taken as a whole determines the valuation.

Mortgage Note Receivable

The Company provides first-mortgage financing in the form of a note receivable. This loan is held for investment and is intended to be held to maturity and accordingly, is recorded at cost and net of the allowance for losses when a loan is deemed to be impaired. Premiums, discounts, and net origination fees are amortized or accreted as an adjustment to interest income using the effective interest method over the life of the loan. The Company discontinues recording interest and amortizing discounts/premiums when the contractual payment of interest and/or principal is not received.

Impairment of Note Receivable

The Company reviews the note receivable for impairment in each reporting period pursuant to the applicable authoritative accounting guidance. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts recorded as assets on the balance sheet. The Company applies normal loan review and underwriting procedures (as may be implemented or modified from time to time) in making that judgment.

When a loan is impaired, the Company measures impairment based on the present value of expected cash flows discounted at the loan's effective interest rate against the value of the asset recorded on the balance sheet. The Company may also measure impairment based on a loan's observable market price or the fair value of collateral if the loan is collateral dependent. If a loan is deemed to be impaired, the Company records a valuation allowance through a charge to earnings for any shortfall. The Company's assessment of impairment is based on considerable judgment and estimates. The Company did not record a valuation allowance during the year ended December 31, 2012.

Prepaid Expenses and Other Assets

Prepaid expenses include prepaid property insurance. Other assets include a receivable from a third-party property management company.

Deferred Costs

Deferred costs consist of deferred financing fees and hotel franchise costs. The deferred financing fees are recorded at cost and are amortized to interest expense using a straight-line method that approximates the effective interest method over the life of the related debt. The franchise costs are recorded at cost and amortized over the term of the franchise contract. Accumulated amortization of deferred costs was $20,564 and $49,125 as of December 31, 2012 and 2011, respectively. Expected future amortization of deferred financing fees and hotel franchise costs is as follows:

Years Ending December 31	
2013	$ 35,539
2014	35,539
2015	35,539
2016	34,848
Thereafter	46,754
Total	$ 188,219

Earnings (Loss) per Share

Earnings (loss) per share ("EPS") is calculated based on the weighted average number of shares outstanding during each period. Basic and diluted EPS are the same for all periods presented. Non-vested shares of restricted stock, totaling 8,125 shares, held by the Company's independent directors are included in the calculation of earnings per share because the effect is dilutive. Restricted stock was included in primary earnings per share because the restricted stock participates in dividends.

Recent Accounting Pronouncements

There are no new unimplemented accounting pronouncements that are expected to have a material impact on the Company's results of operation, financial position or cash flows.

3. Investment in Hotel Properties

Investments in hotel properties consisted of the following at December 31, 2012 and 2011:

Moody National REIT I, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011

	December 31,	
	2012	2011
Land	$ 2,460,000	$ 1,102,500
Buildings and improvements	8,960,000	5,901,500
Furniture, fixtures and equipment	580,000	514,525
Total cost	12,000,000	7,518,525
Accumulated depreciation	(57,762)	(489,793)
Investment in hotel properties, net	$ 11,942,238	$ 7,028,732

On May 27, 2010, the Company acquired its joint venture interest in the Residence Inn Property through Moody National RI Perimeter JV, LLC (the "Perimeter Joint Venture"). The Company owned a 75% interest in the Perimeter Joint Venture through Moody National Perimeter REIT JV Member, LLC (the "Company JV Member"), a wholly-owned subsidiary of the OP. Moody National RI Perimeter TO, LLC (the "Moody JV Member"), a limited liability company wholly owned by Brett C. Moody, the Company's Chairman and Chief Executive Officer, owned a 25% membership interest in the Perimeter Joint Venture. On May 27, 2010, Moody National RI Perimeter Holding, LLC, a wholly-owned subsidiary of the Perimeter Joint Venture ("RI Perimeter Holding"), acquired fee simple title to the Residence Inn Property by purchasing the interests held by twenty-seven tenant-in-common owners (collectively, the "Seller") for an aggregate purchase price of $7,350,000, comprised of a cash payment to the Seller of $2,350,000 and the assumption and modification of $5,000,000 of existing indebtedness on the Residence Inn Property (as described in Note 5), plus closing costs, transfer taxes and certain payments to third parties in connection with fees incurred by the Seller.

In connection with the acquisition of the Residence Inn Property, the Company formed Moody National RI Perimeter MT, Inc. (the "Residence Inn TRS"), a taxable REIT subsidiary. The Company JV Member owned 75% of the outstanding equity interest of the Residence Inn TRS and Brett C. Moody owns 25% of the outstanding equity interest. Upon the closing of the acquisition of the Residence Inn Property, Moody National RI Perimeter Master Tenant, LLC, a wholly-owned subsidiary of the Residence Inn TRS (the "Residence Inn Master Tenant"), entered into an operating lease agreement pursuant to which RI Perimeter Holding leased the Residence Inn Property to the Residence Inn Master Tenant. The Residence Inn Property was sold on August 23, 2012 as described in Note, 11, Discontinued Operations.

On November 8, 2012, Moody National Wood-Hou Holding, LLC, a wholly owned subsidiary of the OP ("Moody Holding"), acquired fee simple title to the Woodlands Property from third party sellers for an aggregate purchase price of $12,000,000, comprised of a cash payment to the sellers of $5,088,578 and the assumption and modification of an existing mortgage loan secured by the Woodlands Property with a principal balance as of the closing date of $6,911,422 and an original principal amount of $7,500,000, plus closing costs. The purchase price of the Woodlands Property, excluding acquisition expenses, was allocated to land, buildings and improvements and furniture, fixtures and equipment in the amounts of $2,460,000, $8,960,000, and $580,000, respectively. Acquisitions costs of $365,720 were incurred and expensed in connection with the acquisition of the Woodlands Property. The Company has recognized approximately $437,000 in revenues and $354,000 in losses for the Woodlands Property since November 8, 2012. In connection with the acquisition of the Woodlands Property, the Company formed a taxable REIT subsidiary (the "Woodlands TRS"). Upon the closing of the acquisition of the Woodlands Property, Moody National Wood-Hou MT, LLC, a wholly owned subsidiary of the Woodlands TRS (the "Master Tenant"), entered into a Hotel Lease Agreement pursuant to which the Master Tenant leases the Woodlands Property. Moody National Hospitality Management, LLC, an affiliate of the Company, manages the Woodlands Property pursuant to a Hotel Management Agreement with the Master Tenant.

The following unaudited pro forma consolidated financial information for the years ended December 31, 2012 and 2011 is presented as if the Company acquired the Woodlands Property on January 1, 2011 This information is not necessarily indicative of what the actual results of operations would have been had the Company completed the acquisition of the Woodlands Property on January 1, 2011, nor does it purport to represent the Company's future operations:

	Years ended December 31,	
	2012	2011
Revenue	$ $4,075,557	$ 3,641,046
Income from continuing operations	220,355	264,737
Total income from discontinued operations	1,179,933	117,228
Net Income	1,400,288	381,965
Income attributable to common shareholders	1,026,403	306,552
Net income per common share, basic and diluted	$ 1.08	$ 0.72

Moody National REIT I, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011

4. Notes Receivable

As of December 31, 2012 and 2011, notes receivable were $12,468,400 and $12,655,433, respectively.

On June 3, 2011 (the "Closing Date"), and effective as of May 5, 2011 (the "Effective Date"), the Company acquired a joint venture interest in the Hyatt Place Note pursuant to the transaction described below. The Hyatt Place Note was issued by Moody National HP Grapevine Trust, a Delaware statutory trust (the "Trust"), in favor of Patriot Bank, a Texas banking association (the "Patriot Bank"), and is secured by a lien on the Hyatt Place Property. As of the Closing Date, the Hyatt Place Note had an outstanding principal balance of $12,759,199.

On the Closing Date, the OP, Moody National Mortgage Corporation ("Moody National Mortgage"), an affiliate of the Sponsor controlled by Brett C. Moody, and certain of the holders of ownership interests in the Trust (collectively, the "Trust Members," and, together with the OP and Moody National Mortgage, the "Members"), entered into the limited liability company agreement (the "Note Joint Venture Agreement") of MNHP Note Holder, LLC, a Delaware limited liability company (the "Note Joint Venture"). On the Closing Date, the Note Joint Venture acquired the Hyatt Place Note from Patriot Bank for an aggregate purchase price of $12,759,199, exclusive of closing costs. The Note Joint Venture financed the payment of the purchase price for the Hyatt Place Note with (1) a capital contribution to the Note Joint Venture from the OP and the Trust Members, and (2) the proceeds of a loan from Patriot Bank evidenced by a promissory note in the aggregate principal amount of $11,483,280 (the "Acquisition Note"). For additional information on the terms of the Acquisition Note, see Note 5. As of December 31, 2012, the OP's membership interest in the Note Joint Venture was 74.5%, the Trust Members' membership interest in the Note Joint Venture was 11.5% and Moody National Mortgage's membership interest in the Note Joint Venture was 14%.

On the Closing Date and effective as of the Effective Date, the Note Joint Venture and the Trust entered into a Renewal, Extension and Modification Agreement which extended the maturity date of the Hyatt Place Note and amended the terms of the Hyatt Place Note. The entire unpaid principal balance of the Hyatt Place Note and all accrued and unpaid interest thereon is due and payable in full on February 1, 2018 (the "Maturity Date"). The Hyatt Place Note accrued interest at a fixed rate of 5.15% per annum from the Closing Date through August 21, 2012 (the "First Change Date"). For the period from the First Change Date through August 21, 2015 (the "Second Change Date"), the Hyatt Place Note will accrue interest at 5.15 %, which is a fixed rate equal to (a) the variable interest rate per annum published in *The Wall Street Journal* as the "Prime Rate" for the U.S. (the "Prime Rate") in effect as of the First Change Date, plus (b) 1.90%. For the period from the Second Change Date through the Maturity Date, the Hyatt Place Note will accrue interest at a fixed rate equal to (a) the Prime Rate in effect as of the Second Change Date, plus (b) 1.90%, provided that in no event will the interest rate exceed the maximum interest rate permitted by applicable law (the "Maximum Rate"). The Prime Rate at December 31, 2012 was 3.25%. The Trust may prepay the Hyatt Place Note, in whole or in part, at any time without penalty or premium.

The Trust's obligations under the Hyatt Place Note are secured by, among other things, (1) a Deed of Trust, Security Agreement and Financing Statement by the Trust for the benefit of Patriot Bank (the "Deed of Trust") with respect to the Hyatt Place Property and (2) an Assignment of Rents by the Trust for the benefit of Patriot Bank (the "Assignment of Rents") with respect to the Hyatt Place Property. On the Closing Date and effective as of the Effective Date, the Deed of Trust, the Assignment of Rents, the Hyatt Place Note and all other loan documents related to the Hyatt Place Note were assigned from Patriot Bank to the Note Joint Venture pursuant to an Assignment of Note and Liens by and between the Patriot Bank and the Note Joint Venture.

The estimated fair value of the Company's note receivable as of December 31, 2012 and 2011 was approximately $12,468,400 and $12,655,433, respectively. The fair value of the note receivable was estimated based on discounted cash flow analyses using the current incremental borrowing rates for similar types of borrowing arrangements as of the respective reporting dates. The discounted cash flow method of assessing fair value results in a general approximation of value, and such value may never actually be realized.

5. Debt

The Company's aggregate borrowings, secured and unsecured, are reviewed by the Company's board of directors at least quarterly. Under the Company's Articles of Amendment and Restatement (as amended, the "Charter"), the Company is prohibited from borrowing in excess of 300% of the value of the Company's net assets. "Net assets" for purposes of this calculation is defined to be the Company's total assets (other than intangibles), valued at cost prior to deducting depreciation, reserves for bad debts and other non-cash reserves, less total liabilities. The preceding calculation is generally expected to approximate 75% of the aggregate cost of the Company's assets before non-cash reserves and depreciation. However, the Company may temporarily borrow in excess of these amounts if such excess is approved by a majority of the Company's independent directors and disclosed to stockholders in the Company's next quarterly report, along with an explanation for such excess. As of December 31, 2012, the Company's debt levels did not exceed 300% of the value of the Company's net assets.

As of December 31, 2011, the Company's debt-to net assets ratio exceeded 300%. The Company's independent directors approved such excess debt due to the fact that the Company's board of directors believed that the Company's outstanding indebtedness was adequately secured and the Company was able to service its outstanding indebtedness under the terms of its financing agreements.

As of December 31, 2012 and 2011, the Company's notes payable consisted of the following:

	Principal as of December 31, 2012	Principal as of December 31, 2011	Interest Rate at December 31, 2012	Maturity Date
Residence Inn Citicorp Loan(1)	$ —	$ 5,000,000	—	—
Hyatt Place Acquisition Note	11,003,658	11,319,304	3.00%	May 5, 2018
Affiliated Promissory Note(2)	—	200,000	—	—
Woodlands Loan	6,901,013	—	6.00%	December 6, 2016
Total	$ 17,904,671	$ 16,519,304		

(1) Loan was paid in full upon sale of the Residence Inn Property on August 23, 2012.
(2) Loan was paid in full on May 27, 2012.

Residence Inn Loan

In connection with the acquisition of the Residence Inn Property described in Note 3, on May 27, 2010, RI Perimeter Holding and the Residence Inn Master Tenant, (collectively, the "Borrower"), entered into a modification on the existing indebtedness on the Residence Inn Property in the form of a secured loan in the aggregate principal amount of $5,000,000 (the "Property Loan") from Citicorp North America, Inc. ("Citi") to the Borrower pursuant to a loan agreement (the "Property Loan Agreement"). The entire unpaid principal balance of the Property Loan and all accrued and unpaid interest thereon was due and payable in full on June 6, 2015. Interest on the outstanding principal balance of the Property Loan accrued at a per annum rate equal to 6.50%. The Borrower made a monthly payment of interest only from the date of the Property Loan Agreement through the monthly payment due in June 2012. The Property Loan was paid in full upon sale of the Residence Inn Property on August 23, 2012. The Company paid a prepayment penalty in connection with payment of the Property Loan of $391,232, which is included in interest expense.

Moody National REIT I, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011

Affiliated Promissory Note

On May 27, 2010, in connection with the acquisition of the Residence Inn Property, Company JV Member issued a promissory note in favor of the Moody JV Member in the aggregate principal amount of $200,000. The entire principal amount of the promissory note and all accrued and unpaid interest thereon was due and payable in full on May 27, 2012, and the unpaid principal amount of the promissory note accrued interest at a rate of 1.25% per annum. The promissory note was repaid in full on May 27, 2012.

Acquisition Note

In connection with the acquisition of the Hyatt Place Note, on the Closing Date and effective as of the Effective Date, the Note Joint Venture borrowed $11,483,280 from Patriot Bank pursuant to the Acquisition Note and the Commercial Loan Agreement by and among Patriot Bank, the Note Joint Venture, Moody National Mortgage, Moody National Management, Moody National Realty Company, L.P. ("Moody National Realty"), an affiliate of the Sponsor, and Brett C. Moody (the "Loan Agreement").

The Acquisition Note requires monthly installment payments of principal and interest of $54,704 with the entire unpaid principal balance and all accrued and unpaid interest thereon due and payable in full on May 5, 2018 (the "Acquisition Note Maturity Date"). The Acquisition Note accrued interest at a fixed rate of 3.00% per annum through August 21, 2012 (the "First Acquisition Change Date"). For the period from the First Acquisition Change Date through August 21, 2015 (the "Second Acquisition Change Date"), the Acquisition Note bears interest at a fixed rate of 3.00% which is equal to (a) the Prime Rate in effect as of the First Acquisition Change Date, minus (b) 0.25%, provided that in no event will the interest rate exceed the Maximum Rate. For the period from the Second Acquisition Change Date through the Acquisition Note Maturity Date, the Acquisition Note will bear interest at a fixed rate equal to (a) the Prime Rate in effect as of the Second Acquisition Change Date, minus (b) 0.25%, provided that in no event will the interest rate exceed the Maximum Rate. After the occurrence of and during the continuance of any event of default under the Loan Agreement, the unpaid principal balance of the Acquisition Note and all accrued and unpaid interest thereon will bear interest at the Maximum Rate. Patriot Bank may collect a late fee in the amount of 5.0% of any installment of principal and interest due under the Acquisition Note that is more than ten days past due. The Acquisition Note may be prepaid, in whole or in part, at any time without penalty or premium. Principal payments of $326,291, $336,355, $346,730, $356,577, $368,423 and $9,269,282 are due for the years 2013, 2014, 2015, 2016, 2017 and thereafter, respectively. As of December 31, 2012, there was $11,003,658 outstanding on the Acquisition Note.

The Loan Agreement provides for customary events of default, some with corresponding cure periods, including, without limitation, payment defaults, breaches of covenants or representations in the Loan Agreement or any other loan document, bankruptcy related defaults, the dissolution or liquidation of the Note Joint Venture and the occurrence of any material adverse effect (as defined in the Loan Agreement). The Loan Agreement also provides that it will be an event of default if, among other events, the OP and Moody National Realty cease to collectively own and control, directly or indirectly, at least 51% of the equity interests in the Note Holder Joint Venture or the OP ceases to serve as the sole manager of the Note Joint Venture. Upon an uncured event of default under the Loan Agreement, Lender may declare all amounts due under the Acquisition Note immediately due and payable in full.

The performance of the obligations of the Note Joint Venture under the Acquisition Note is secured by a Collateral Assignment of Note and Liens by and between the Note Joint Venture and Lender (the "Collateral Assignment"), pursuant to which the Note Joint Venture pledged and collaterally assigned to Lender, and granted Lender a security interest in, all of Note Joint Venture's right, title and interest in and to, among other items, (1) the Hyatt Place Note and all indebtedness evidenced thereby, (2) the Deed of Trust, (3) all other loan documents relating to the Hyatt Place Note, and (4) all right, title, interest and claims of the Note Joint Venture as the owner of the Hyatt Place Note, including any and all payments of any kind payable to the Note Joint Venture by the Trust by reason of the Note Joint Venture's ownership of the Hyatt Place Note. Pursuant to the Collateral Assignment, upon any event of default under the Loan Agreement or the Collateral Assignment, all amounts due and payable by the Trust under the Hyatt Place Note will be due and payable to Lender.

In addition, (1) Moody National Mortgage, Moody National Management and Moody National Realty have each unconditionally and irrevocably guaranteed the prompt payment when due of all of the Note Joint Venture's obligations under the Acquisition Note and the Collateral Assignment and (2) Brett C. Moody has provided a limited guaranty of the Note Joint Venture's obligations under the Acquisition Note and the Collateral Assignment.

Woodlands Loan

On November 8, 2012, Moody Holding acquired fee simple title to the Woodlands Property from unaffiliated third party sellers for an aggregate purchase price of $12,000,000, comprised of (1) a cash payment to the sellers of $5,088,578 and (2) the Company's assumption and modification of an existing mortgage loan secured by the Woodlands Property with an original principal amount of $7,500,000 (the "Woodlands Loan") from U.S. Bank National Association, as Trustee for the Registered Holders of J.P. Morgan Chase Commercial Mortgage Securities Trust 2006-LDP9, Commercial Mortgage Pass-Through Certificates, Series 2006-LDP9 (the "Lender").

In connection with the acquisition of the Woodlands Property by Moody Holding, Moody Holding assumed, as modified, the Woodlands Loan pursuant to a Consent, Modification and Assumption Agreement by and among Moody Holding and the Lender. As of November 8, 2012, the Woodlands Loan had an outstanding principle balance of $6,911,422.

The entire unpaid principal balance of the Woodlands Loan and all accrued and unpaid interest thereon will be due and payable in full on December 6, 2016. Interest on the outstanding principal balance of the Woodlands Loan will accrue at a per annum rate equal to 6.0%. In the event that, and so long as, any event of default has occurred and is continuing under the Woodlands Loan, the outstanding principal balance of the Woodlands Loan and any unpaid interest thereon will bear interest at a per annum rate equal to the lesser of (1) the highest interest rate permitted by applicable law and (2) 11.0%. In addition, in the event that any payment due under the Woodlands Loan is not made when due, Moody Holding will pay a late charge in an amount equal to 5.0% of the amount of the overdue payment. Moody Holding may, upon at least thirty days prior written notice to the Lender, prepay the Woodlands Loan in full without penalty at any time following the date that is three months prior to the maturity date. In certain circumstances a prepayment of the Woodlands Loan will be subject to a prepayment penalty calculated in accordance with the promissory note evidencing the Woodlands Loan. Principal payments of $123,201, $130,908, $139,097 and $6,507,807 are due for the years 2013, 2014, 2015 and 2016, respectively. As of December 31, 2012, there was $6,901,013 outstanding on the Woodlands Loan.

The performance of the obligations of Moody Holding under the Woodlands Loan are secured by, among other things, (1) a security interest in the Woodlands Property and other collateral granted to Lender pursuant to a Deed of Trust and Security Agreement, (2) a security interest in all personal property, accounts, inventory and other collateral related to the Master Tenant's operation of the Woodlands Property granted to Lender by Master Tenant pursuant to a Security Agreement, (3) an assignment of the leases and rents of the Woodlands Property in favor of the Lender by each of Moody Holding and Master Tenant, (4) an assignment of all of Master Tenant's right, title and interest in and to the property management agreement and the subordination of all of the property manager's rights and interests with respect to the Woodlands Property to the liens and interests of the Lender pursuant to an Assignment and Subordination of Management Agreement, and (5) an absolute guaranty to pay, and agreement to indemnify the Lender with respect to, certain of the obligations and liabilities of Moody Holding under the Woodlands Loan granted to the Lender, on a joint and several basis, by Brett C. Moody, the Company and the OP.

In addition, pursuant to a Hazardous Substances Indemnity Agreement (the "Environmental Indemnity"), Brett C. Moody, the Company, the OP and Moody Holding (collectively, the "Indemnitors") have agreed to jointly and severally indemnify and hold harmless the Lender from and against any losses, damages, claims, suits or other liabilities of any nature that the Lender or the Woodlands Property may suffer or incur as a result of, among other things, (1) any violation of any environmental law related to or affecting the Woodlands Property, (2) the presence, release or threat of release of any hazardous, toxic or harmful substance on, in, under or affecting the Woodlands Property or it surroundings, (3) any breach of or failure to comply with the Environmental Indemnity by any Indemnitor, and (4) the enforcement of the Environmental Indemnity. Pursuant to the Environmental Indemnity, the Indemnitors also make certain covenants and agreements with respect to the Woodlands Property, including maintaining compliance with environmental laws and performing any necessary environmental remediation of the Woodlands Property.

The estimated fair value of the Company's note payable as of December 31, 2012 and 2011 was approximately $17,904,671 and $16,519,304, respectively. The fair value of notes payable was estimated based on discounted cash flow analyses using the current incremental borrowing rates for similar types of borrowing arrangements as of the respective reporting dates. The discounted cash flow method of assessing fair value results in a general approximation of value, and such value may never actually be realized.

Moody National REIT I, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011

6. Equity

Capitalization

Under the Charter, the Company has the authority to issue 400,000,000 shares of common stock and 50,000,000 shares of preferred stock. All shares of such stock have a par value of $0.01 per share. On February 19, 2008, the Company sold 22,222 shares of common stock to the Sponsor for $200,000 in cash. Pursuant to the Company's Independent Directors Compensation Plan, the Company issued 15,000 shares of restricted stock on May 18, 2010; 7,500 shares of restricted stock on August 24, 2011; 5,000 shares of restricted stock on May 9, 2012; and 7,500 shares of restricted stock on August 14, 2012. On February 29, 2012, the Company cancelled 1,250 unvested shares of restricted stock previously granted to an independent director in connection with such director's resignation. As of December 31, 2012, the Company had issued 1,317,307 common shares in the Company's public offerings, including 36,065 shares issued pursuant to the DRIP. As of December 31, 2012, there were a total of 1,373,279 shares of the Company's common stock issued and outstanding.

The Company's board of directors is authorized to amend the Charter, without the approval of the stockholders, to increase the aggregate number of authorized shares of capital stock or the number of shares of any class or series that the Company has authority to issue.

Distributions

On May 20, 2010, the Company authorized and declared a cash distribution to its stockholders contingent upon the closing of its acquisition of an interest in the Residence Inn Property. The distribution (1) accrues daily to the Company's stockholders of record as of the close of business on each day; (2) is payable in cumulative amounts on or before the 15th day of each calendar month; and (3) is calculated at a rate of $0.002192 per share of the Company's common stock per day, which, if paid each day over a 365-day period, is equivalent to an 8.0% annualized distribution rate based on a purchase price of $10.00 per share of common stock.

The following table summarizes distributions paid in cash and pursuant to the DRIP for the years ended December 31, 2011 and 2012.

Period (1)	Cash Distribution (1)	Distribution Paid Pursuant to DRIP (1)(2)	Total Amount of Distribution (1)
First Quarter 2011	$ 42,398	$ 27,746	$ 70,144
Second Quarter 2011	46,591	29,343	75,934
Third Quarter 2011	52,391	31,474	83,865
Fourth Quarter 2011	67,284	29,758	97,042
Total	$ 208,664	$ 118,321	$ 326,985
First Quarter 2012	$ 90,374	$ 26,723	$ 117,097
Second Quarter 2012	114,446	35,856	150,302
Third Quarter 2012	148,527	52,850	201,377
Fourth Quarter 2012	177,655	61,594	239,249
Total	$ 531,002	$ 177,023	$ 708,025

(1) Distributions are paid on a monthly basis. Distributions for all record dates of a given month are paid approximately 15 days following the end of such month.
(2) Amount of distributions paid in shares of common stock pursuant to the distribution reinvestment plan.

Moody National REIT I, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011

Noncontrolling Interests in Consolidated Joint Ventures

Noncontrolling interest in consolidated joint ventures at December 31, 2012 was $466,495, which represented ownership interests in the Note Joint Venture, and is reported in equity in the consolidated balance sheets. Income from consolidated joint venture attributable to these noncontrolling interests was $373,806 and $75,362 for the years ended December 31, 2012 and 2011, respectively.

7. Related Party Arrangements

Advisor and certain affiliates of Advisor receive fees and compensation in connection with the Company's public offering and the acquisition, management and sale of the Company's real estate investments.

Selling Commissions and Dealer Manager Fees

Moody Securities, LLC ("Moody Securities"), the dealer manager of the Company's public offering, receives a selling commission of up to 6.5% of gross offering proceeds raised in the Company's public offerings. Moody Securities may re-allow all or a portion of such selling commissions earned to participating broker-dealers. In addition, the Company pays Moody Securities a dealer manager fee of up to 3.5% of gross offering proceeds raised in the Company's public offerings, a portion of which may be reallowed to participating broker-dealers. No selling commissions or dealer manager fee are paid for sales pursuant to the DRIP. As of December 31, 2012, the Company had paid Moody Securities $746,368 and $144,416 in selling commissions related to the initial and follow-on offerings, respectively, and $190,626 and $40,154 in dealer manager fees related to the initial and follow-on offerings, respectively, which has been recorded as an offset to additional paid-in capital in the condensed consolidated balance sheet.

Organization and Offering Costs

Advisor and its affiliates will be reimbursed up to 15% of offering proceeds for reimbursement of organization and offering expenses (including selling commissions and the dealer manager fee payable to Moody Securities) not to exceed actual expenses incurred. Advisor will be responsible for the payment of organization and offering expenses to the extent they exceed 15% of gross offering proceeds, without recourse against or reimbursement by the Company. As of December 31, 2012, Advisor and its affiliates had incurred organizational and offering expenses of $3,214,000 and $561,000 related to the initial and follow-on offerings, respectively. As of December 31, 2011, Advisor and its affiliates had incurred organizational and offering expenses of $2,813,000 related to the initial public offering. As of December 31, 2012, total offering costs were $4,132,374 for the initial public offering and $746,040 for the follow-on offering. Organization costs were $28,083 for the initial public offering. Offering costs of $946,944 and $184,570 were incurred directly by the Company for the initial and follow-on offerings, respectively. The Company has reimbursed Advisor for $28,083 in organization costs and $742,134 in offering costs for the initial public offering and $583,324 in offering costs for the follow-on offering. The Company has a $481,801 receivable from Advisor for offering costs, which is recorded as an offset to additional paid-in capital. The remaining $2,903,243 in offering costs is not a liability of the Company because such costs exceed the 15% limit described above. The Company's initial public offering terminated on October 12, 2012. Pursuant to the Advisory Agreement, within 60 days following the last day of the month in which the initial public offering terminates, Advisor must reimburse the Company to the extent that the organization and offering costs borne by the Company in connection with the initial public offering exceed 15% of the gross offering proceeds to the Company from the Company's completed initial public offering. Organization and offering costs borne by the Company in connection with the Company's completed initial public offering did not exceed 15% of the gross offering proceeds to the Company from the Company's completed initial public offering.

Advisory Fees and Expense Reimbursement

Advisor, or its affiliates, receive an acquisition fee equal to 1.5% of (1) the cost of investments the Company acquires or (2) the Company's allocable cost of investments acquired in a joint venture. With respect to investments in and originations of loans, Advisor will receive an origination fee in lieu of an acquisition fee. The origination fee will equal 1.5% of the amount funded by the Company to invest in or originate such loan. As of December 31, 2012, the Company had paid an acquisition fee of $180,000 to Advisor in connection with the acquisition of the Woodlands Property which is included in property acquisition expense. Advisor waived its acquisition fee in connection with the acquisition of both the Residence Inn Property and the Hyatt Place Note. As of December 31, 2012, the Company had not paid any origination fees to Advisor.

Moody National REIT I, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011

Advisor will receive a debt financing fee of 1.0% of the amount available under any loan or line of credit made available to the Company. It is anticipated that Advisor will pay some or all of these fees to third parties with whom it subcontracts to coordinate financing for the Company. As of December 31, 2012, the Company had not paid any debt financing fees to Advisor due to the fact that Advisor waived its debt financing fee in connection with the financing of the Residence Inn Property, the Hyatt Place Note and the Woodlands Property.

The Company pays Advisor a monthly asset management fee of one-twelfth of 1.0% of the aggregate cost (before non-cash reserves and depreciation) of all real estate investments held by the Company at month-end. For the years ended December 31, 2012 and 2011, the Company incurred asset management fees of $33,303 and $137,041, respectively, which are recorded in corporate general and administrative expenses in the accompanying consolidated statements of operations. Advisor waived the asset management fee for the months of February 2012 and March 2012 and May through December 2012.

If Advisor provides a substantial amount of services in connection with the sale of a property or other investment, Advisor or its affiliates also will be paid a disposition fee equal to 3.0% of the contract sales price of each property or other investment sold, provided that total real estate commissions, including the disposition fee, do not exceed 6.0% of the contract sales price. As of December 31, 2012, the Company had not paid any disposition fees to Advisor because Advisor waived the disposition fee in connection with the sale of the Residence Inn Property.

The Company will reimburse Advisor for all operating expenses paid or incurred by Advisor in connection with the services provided to the Company, subject to the limitation that the Company will not reimburse Advisor at the end of any fiscal quarter for any amount by which its total operating expenses (including the asset management fee) for the four fiscal quarters then ended exceed the greater of: (1) 2% of the Company's average invested assets, or (2) 25% of the Company's net income determined without reduction for any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of the Company's assets for that period (the "2%/25% Limitation"). Notwithstanding the above, the Company may reimburse Advisor for expenses in excess of the 2%/25% Limitation if a majority of the independent directors determines that such excess expenses are justified based on unusual and non-recurring factors. For the four fiscal quarters ended December 31, 2012, total operating expenses of the Company were $970,563, which included $138,278 in operating expenses incurred directly by the Company and $832,285 incurred by Advisor on behalf of the Company. Of the $970,563 in total operating expenses incurred during the four fiscal quarters ended December 31, 2012, $599,681 exceeded the 2%/25% Limitation and is not an obligation of the Company. Additionally, Advisor has incurred $2,490,553 in operating expenses on the Company's behalf prior to the four fiscal quarters ended December 31, 2012. Subject to a future determination by the board of directors, this amount is not reimbursable to Advisor nor an obligation of the Company.

Advisor waived all expenses reimbursable to Advisor for the seven fiscal quarters ended December 31, 2012 to the extent such expenses had not been previously reimbursed to Advisor. Advisor further acknowledged that all expenses incurred directly by the Company and incurred by Advisor on the Company's behalf during the waiver period shall be paid by Advisor on behalf of the Company. Total reimbursable expenses waived or assumed by Advisor were $1,243,824 as of December 31, 2012.

Property Management Fees

The Company has engaged Moody National Hospitality Management, LLC, an affiliate of the Company (the "Property Manager"), as its property manager. The Company pays Property Manager a market-based property management fee in connection with the operation and management of properties. As of December 31, 2012, we had paid Property Manager management fees of $13,102 and accounting fees of $2,500 pursuant to the terms described below.

In connection with the acquisition of the Woodlands Property on November 8, 2012, the Property Manager was engaged by the Company to manage the Woodlands Property pursuant to a Hotel Management Agreement between the Property Manager and the Master Tenant (the "Management Agreement"). Pursuant to the Management Agreement, Master Tenant pays the Property Manager a monthly base management fee in an amount equal to 3.0% of the Woodlands Property's gross operating revenues (as defined in the Management Agreement). In addition, the Property Manager receives a monthly $2,500 fee for providing centralized accounting services and is eligible to receive additional fees for technical, procurement or other services for the Woodlands Property to the extent Master Tenant requests such services pursuant to the Management Agreement. The Management Agreement has an initial ten-year term, and thereafter will automatically renew for four consecutive five-year renewal terms unless either party provides written notice of termination at least 180 days prior to the end of the then current term. In the event that Master Tenant terminates the Management Agreement for any reason other than the Property Manager's default, Master Tenant will pay Property Manager a termination fee equal to the base management fee estimated to be earned by the Property Manager for the remaining term of the Management Agreement, as adjusted for inflation and other factors; provided, however that so long as the Woodlands Loan remains outstanding, Master Tenant may terminate the Management Agreement at any time upon 30 days prior notice without paying any termination fee.

Perimeter Joint Venture

As discussed in Note 3, the Company owned a 75% membership interest in the Perimeter Joint Venture through the Company JV Member. The Moody JV Member, a limited liability company wholly owned by Brett C. Moody, the Company's Chairman and Chief Executive Officer, owned the other 25% membership interest in the Perimeter Joint Venture. Brett C. Moody also owned a 25% equity interest in the Residence Inn TRS. Under the terms of the joint venture agreement, the Company JV Member was entitled to receive 100% of cash from operations until it received cumulative distributions equal to a 10% per annum, cumulative non-compounded return on its invested capital (the "Preferred Return"). Once the Company JV Member received the Preferred Return, the Moody JV Member was entitled to receive 100% of cash from operations until it received cumulative distributions equal to a 10% per annum, cumulative non-compounded return on its invested capital. Thereafter, each member received distributions in accordance with their respective percentage interests.

The Residence Inn Property was sold on August 23, 2012 as described in Note 11, Discontinued Operations.

Note Joint Venture

As discussed in Note 4, as of December 31, 2012, the OP owns a 74.5% membership interest in the Note Joint Venture, Moody National Mortgage owns a 14% membership interest in the Note Joint Venture and the Trust Members own the remaining 11.5% membership interests in the Note Joint Venture. Pursuant to the terms of the Note Joint Venture Agreement, Moody National Mortgage is entitled to receive approximately 14% of all distributions of cash from operations of the Note Joint Venture and the OP and the other Members are entitled to receive the remaining approximately 86% of distributions of cash from operations of the Note Joint Venture in proportion to their respective membership interests in the Note Joint Venture.

The Note Joint Venture Agreement provides that cash proceeds from a sale, exchange, refinancing or other disposition of the Hyatt Place Note will be distributed as follows: (1) first, to each Member of the Note Joint Venture in proportion to their respective unreturned capital contributions to the Note Joint Venture until each member's unreturned capital contributions have been reduced to zero; (2) second, to Moody National Mortgage until Moody National Mortgage has been distributed an amount equal to approximately 14% of all distributions made to all Members (inclusive of all prior distributions); and (3) thereafter, approximately 14% to Moody National Mortgage and approximately 86% to the OP and the Members in proportion to their respective membership interests in the Note Joint Venture. In addition, so long as Moody National Mortgage or Moody National Management has any outstanding guaranty of any indebtedness of the Note Joint Venture, (1) the OP will in good faith consult with Moody National Mortgage and consider any proposals or recommendations of Moody National Mortgage regarding any possible refinancing of indebtedness on the Hyatt Place Note or any sale of the Hyatt Place Note and (2) any sale of the Hyatt Place Note will require the consent of Moody National Mortgage, which consent will not be unreasonably withheld.

Affiliated Promissory Note

In connection with the acquisition of the Residence Inn Property, Company JV Member issued a promissory note in favor of the Moody JV Member for an aggregate principal amount of $200,000. The promissory note accrued interest at 1.25% per annum. The entire principal amount of the promissory note and all accrued and unpaid interest thereon was paid in full on May 27, 2012.

8. Incentive Award Plan

The Company has adopted an incentive plan (the "Incentive Award Plan") that provides for the grant of equity awards to its employees, directors and consultants and those of the Company's affiliates. The Incentive Award Plan authorizes the grant of non-qualified and incentive stock options, restricted stock awards, restricted stock units, stock appreciation rights, dividend equivalents and other stock-based awards or cash-based awards. Shares of common stock will be authorized and reserved for issuance under the Incentive Award Plan. The Company has also adopted an independent directors compensation plan (the "Independent Directors Compensation Plan") pursuant to which each of the Company's then current independent directors were entitled to receive 5,000 shares of restricted stock when the Company raised the minimum offering amount of $2,000,000 in its initial public offering. Each new independent director that subsequently joins the Company's board of directors will receive 5,000 shares of restricted stock on the date he or she joins the Company's board of directors. In addition, on the date of each of the first four annual meetings of the Company's stockholders at which an independent director is re-elected to the Company's board of directors, he or she will receive 2,500 restricted shares. Subject to certain conditions, the non-vested shares of restricted stock granted pursuant to the Independent Directors Compensation Plan will vest and become non-forfeitable in four equal quarterly installments beginning on the first day of the first quarter following the date of grant; provided, however, that the restricted stock will become fully vested on the earlier to occur of (1) the termination of the independent director's service as a director due to his or her death or disability, or (2) a change in control of the Company. As of December 31, 2012, there were 1,966,250 common shares remaining available for future issuance under the Incentive Award Plan and the Independent Directors Compensation Plan.

Moody National REIT I, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011

On May 18, 2010, the Company raised the minimum offering amount of $2,000,000 in the Company's initial public offering and each of the Company's then serving independent directors received an initial grant of 5,000 shares of restricted common stock pursuant to the Independent Directors Compensation Plan, resulting in an initial issuance of 15,000 shares of restricted stock in the aggregate. On August 24, 2011, the date of the 2011 annual meeting of the Company's stockholders, each of the Company's three independent directors received an additional grant of 2,500 shares of restricted stock upon their reelection to the Company's board of directors, resulting in an issuance of 7,500 additional shares of restricted stock in the aggregate. On February 29, 2012, Lawrence S. Jones resigned as a member of the Company's board of directors and forfeited 1,250 unvested shares, leaving a balance of 21,250 shares issued pursuant to the Independent Directors Compensation Plan as of March 31, 2012. On May 9, 2012, a new independent director, Charles L. Horn, was elected to the board of directors and was issued 5,000 shares of restricted stock pursuant to the Independent Directors Compensation Plan. On August 14, 2012, the date of the 2012 annual meeting of the Company's stockholders, each of the Company's three independent directors received an additional grant of 2,500 shares upon their reelection to the Company's board of directors, resulting in an issuance of 7,500 additional shares of restricted stock in the aggregate. As of December 31, 2012, a total of 33,750 shares of restricted stock have been issued by the Company to the Company's independent directors pursuant to the Independent Directors Compensation Plan.

The weighted average grant date fair value of the shares of restricted stock issued by the Company pursuant to the Independent Directors Compensation Plan was $10.00 per share based on observable market transactions occurring near the dates of the grants. The Company recorded compensation related to such shares of restricted stock ratably from the grant date to the date the shares become fully vested based on the fair market value of such shares at the date they were granted. The Company recorded compensation related to shares of restricted stock of $100,086 and $74,347 for the years ended December 31, 2012 and 2011, respectively. As of December 31, 2012, there were 8,125 non-vested shares of restricted common stock granted pursuant to the Independent Directors Compensation Plan, of which 2,500 were granted on May 9, 2012 and 5,625 were granted August 14, 2012. The remaining unrecognized compensation expense of $56,264 will be recognized during the first, second and third quarters of 2013.

The following is a summary of activity under the Independent Directors Compensation Plan for the years ended December 31, 2012 and 2011:

	Number of Shares	Weighted Average Grant Date Fair Value
Balance of non-vested shares as of January 1, 2011	7,500	$ 10.00
Shares granted on August 24, 2011	7,500	10.00
Shares vested	(9,375)	10.00
Shares forfeited	—	—
Balance of non-vested shares as of December 31, 2011	5,625	10.00
Shares granted on May 9, 2012	5,000	10.00
Shares granted on August 14, 2012	7,500	10.00
Shares vested	(8,750)	10.00
Shares forfeited	(1,250)	—
Balance of non-vested shares as of December 31, 2012	8,125	$ 10.00

Moody National REIT I, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011

9. Subordinated Participation Interest

Pursuant to the limited partnership agreement of the OP, the holders of the Special Units will be entitled to distributions from the OP in an amount equal to 15.0% of net sales proceeds received by the OP on dispositions of its assets and dispositions of real properties by joint ventures or partnerships in which the OP owns a partnership interest, after the other holders of common units, including the Company, have received in the aggregate cumulative distributions from operating income, sales proceeds or other sources equal to their capital contributions plus an 8.0% cumulative non-compounded annual pre-tax return thereon. The Special Units will be redeemed for the above amount upon the earliest of: (1) the occurrence of certain events that result in the termination or non-renewal of the advisory agreement or (2) a listing of the Company's common stock on a national securities exchange.

10. Commitments and Contingencies

Restricted Cash

Under certain management and debt agreements existing at December 31, 2012 and 2011, the Company escrows payments required for insurance, real estate taxes, capital improvements, hotel furniture and fixtures, and debt service.

The composition of the Company's restricted cash as of December 31, 2012 and 2011 are as follows:

	2012	2011
Property improvement plan	$ 1,315,870	$ 503,340
Seasonality reserve	—	50,000
Real estate taxes	177,423	—
Insurance	27,207	22,955
Hotel furniture and fixtures	71,980	273,853
Debt service	—	81,089
Total restricted cash	$ 1,592,480	$ 931,237

Management Fees

Under a management agreement with an unaffiliated third party for the management of the Residence Inn Property (the "RI Management Agreement"), Residence Inn Master Tenant paid a monthly property management fee totaling $165,643 and $235,255 for the years ended December 31, 2012 and 2011, respectively, which amount equaled 7.0% of the Residence Inn Property's gross revenues (as defined in the RI Management Agreement), as well as an annual incentive management fee equal to a percentage of the Residence Inn Property's annual available cash flow (as defined in the RI Management Agreement). The Management Agreement was terminated in August, 2012 in connection with the sale of the Residence Inn Property, as described in Note 11 below.

11. Discontinued Operations

The historical operating results and gains (losses) from the disposition of certain assets, including operating properties sold, are required to be reflected in a separate section ("discontinued operations") in the consolidated statements of operations for all periods presented. As a result, the revenues and expenses of the Residence Inn Property through Perimeter Joint Venture and the Residence Inn TRS are included in income (loss) from discontinued operations in the accompanying consolidated statements of operations for all periods presented.

On August 14, 2012, Perimeter Holding, a wholly-owned subsidiary of the Perimeter Joint Venture and holder of fee simple title to the Residence Inn Property, and Residence Inn Master Tenant (together with Perimeter Holding, the "Seller") entered into an Agreement of Purchase and Sale for the sale of the Residence Inn Property to a third party buyer for an aggregate purchase price of $9,150,000. Perimeter Holding originally purchased the Residence Inn Property for an aggregate purchase price of $7,350,000 plus closing costs, transfer taxes and certain payments to third parties in connection with fees incurred by the seller of the Residence Inn Property. The sale of the Residence Inn Property closed on August 23, 2012. Under the terms of the purchase agreement, the Seller and the buyer equally divided all escrow fees and sales and transfer taxes in connection with the sale of the Residence Inn Property, and all other closing costs were apportioned between the Seller and buyer. In connection with the sale of the Residence Inn Property, Residence Inn Master Tenant's lease of the Residence Inn Property was terminated.

Moody National REIT I, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011

A portion of the proceeds from the sale of the Residence Inn Property were used to repay the $5,000,000 loan obtained to acquire the Residence Inn Property (the "Residence Inn Citicorp Loan"). In connection with the prepayment of the Residence Inn Citicorp Loan, Seller paid $391,232 of the prepayment penalty and the buyer paid $291,232 of the prepayment penalty. In addition, the Seller paid Residence Inn by Marriott, LLC ("Marriott") the $600,000 franchise termination fee payable pursuant to the Management Agreement with Marriott in connection with the termination of the Management Agreement. Advisor waived its disposition fee in connection with the sale of the Residence Inn Property.

The following table shows the revenues and expenses of the above-described discontinued operations

	Year ended December 31,	
	2012	**2011**
Revenue		
Room revenue	$ 2,330,328	$ 3,303,462
Other hotel revenue	36,308	57,322
Total hotel revenue	2,366,636	3,360,784
Expenses		
Hotel operating expenses	1,659,541	2,300,580
Property taxes, insurance and other	153,677	171,876
Depreciation	172,629	312,856
Total expenses	1,985,847	2,785,312
Hotel operating income	380,789	575,472
Interest expense and amortization of deferred loan costs	710,142	358,769
Operating income (loss) from discontinued operations	(329,353)	216,703
Gain on disposition of hotel property	1,510,786	—
Income tax expense	(1,500)	(99,300)
Total income from discontinued operations	$ 1,179,933	$ 117,403

12. Income Taxes

The Residence Inn TRS and the Woodlands TRS are a C-Corporations for federal income tax purposes and use the liability method of accounting for income taxes. Tax return positions are recognized in the financial statements when they are "more-likely-than-not" to be sustained upon examination by the taxing authority. Deferred income tax assets and liabilities result from temporary differences. Temporary differences are differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future periods. A valuation allowance may be placed on deferred income tax assets, if it is determined that it is more likely than not that a deferred tax asset may not be realized.

No provision for income taxes has been made for the Company (other than the Residence Inn TRS) for the years ended December 31, 2012 and 2011 as it made an election to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code commencing with the taxable year ended December 31, 2011. Prior to January 1, 2011, the Company was subject to federal and state income taxes as it had not elected to be taxed as a REIT. No provision for income taxes had been made with respect to the Company (other than for the Residence Inn TRS) for the year ended December 31, 2010 because the Company incurred a net operating loss and has no carryback potential.

Moody National REIT I, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011

The composition of the TRS's deferred tax liabilities as of December 31, 2012 and 2011 are as follows:

	December 31, 2012	December 31, 2011
Deferred tax liability:		
Hotel properties	$ —	$ 36,700

As of December 31, 2012, the Company had no operating loss carryforwards.

The income tax expense (benefit) for the years ended December 31, 2012 and 2011 consisted of the following:

	Years ended December 31, 2012	2011
Current expense	$ 38,200	$ 105,600
Deferred benefit	(36,700)	(6,300)
Total expense, net	$ 1,500	$ 99,300
Federal	$ 1,100	$ 84,300
State	400	15,000
Total tax expense	$ 1,500	$ 99,300

The reconciliation of Federal statutory and effective income tax rates for the Residence Inn TRS which apply to its income before income taxes of $7,000 and $250,000 for the years ended December 31, 2012 and 2011, respectively, is as follows:

	Years ended December 31, 2012	2011
Statutory federal rate	15%	35%
State taxes	6%	6%
Total	21%	41%

The Woodlands TRS had a net operating loss of $38,000 for the year ended December 31, 2012, which may be carried forward with any unused portion expiring in 2032.

13. Subsequent Events

Status of Offering

The Company commenced its initial public offering of up to $1,100,000,000 in shares of the Company's common stock on April 15, 2009. On October 12, 2012, the SEC declared effective the registration statement for the Company's follow-on offering and the Company terminated its initial public offering. The Company issued 1,126,253 shares of the Company's common stock in the Company's initial public offering, including 29,580 shares issued pursuant to the DRIP, resulting in gross offering proceeds to the Company of $10,966,728. As of March 19, 2013, the Company had accepted investors' subscriptions for, and issued 1,527,016 shares of the Company's common stock in the Company's initial public offering and follow-on offering, including 43,708 shares issued pursuant to the DRIP, resulting in aggregate gross offering proceeds to the Company of $14,833,078.

Distributions Declared

On December 31, 2012 the Company declared a distribution in the aggregate amount of $91,381, of which $67,200 was paid in cash on January 15, 2013 and $24,181 was paid pursuant to the DRIP in the form of additional shares of the Company's common stock. On January 31, 2013 the Company declared a distribution in the aggregate amount of $93,909 of which $68,777 was paid in cash on February 15, 2013 and $25,132 was paid pursuant to the DRIP in the form of additional shares of the Company's common stock. On February 28, 2013, the Company declared a distribution in the aggregate amount of $87,898 of which $64,602 was paid in cash on March 15, 2013 and $23,296 was paid pursuant to the DRIP in the form of additional shares of the Company's common stock.

Moody National REIT I, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011

Potential Acquisition

On February 11, 2013, the Company entered into an Agreement of Purchase and Sale relating to the acquisition of a Hyatt Place hotel property located in Germantown, Tennessee (the "Hyatt Place Hotel"), from an unaffiliated third party seller, for an aggregate purchase price of $11,300,000, excluding acquisition costs. The Company intends to finance the acquisition of the Hyatt Place Hotel with proceeds from its ongoing public offering and approximately $7,600,000 of indebtedness secured by the Hyatt Place Hotel.

Opened in August 2009, the Hyatt Place Hotel features 127 guestrooms, designed to accommodate extended visits with space for work, study and entertainment. The guestrooms feature a refrigerator, 42" flat-panel HDTV, Hyatt Grand Bed, and flexible workspace with task lighting. Other amenities include Wi-Fi internet access throughout the hotel, 24-hour StayFit@Hyatt fitness center, heated outdoor pool, and 24/7 guest kitchen and bakery café. The Hyatt Place Hotel offers 1,025 square feet of flexible meeting space and offers all-inclusive meeting packages tailored to specific corporate and group travel needs.

The acquisition of the Hyatt Place Hotel is subject to substantial conditions to closing, including: (1) obtaining appropriate financing for the acquisition of the Hyatt Place Hotel; (2) the sale of a sufficient number of shares of the Company's common stock in the Company's public offering to fund a portion of the purchase price for the Hyatt Place Hotel; and (3) the absence of a material adverse change to the Hyatt Place Hotel prior to the date of the acquisition. There is no assurance that the Company will close the acquisition of the Hyatt Place Hotel on the terms described above or at all.

Moody National REIT I, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011

MOODY NATIONAL REIT I, INC.
SCHEDULE III
REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION
DECEMBER 31, 2012
(in thousands)

				Initial Cost to Company				Gross Amount at which Carried at Close of Period					
Description	Location	Ownership Percent	Encumbrances	Land	Building, Improvements, and FF&E	Total	Cost Capitalized Subsequent to Acquisition	Land	Building, Improvements and FF&E (1)	Total (1)	Accumulated Depreciation and Amortization	Original Date of Construction	Date Acquir
Homewood Suites Woodlands	The Woodlands, Texas	100.0%	$ 6,901,013	$2,460,000	$ 9,540,000	$12,000,000	$ 0	$2,460,000	$ 9,540,000	$12,000,000	$ 57,762	2001	May 2 2010

(1) The aggregate cost of real estate for federal income tax purposes was $12,365,720 as of December 31, 2012.

Moody National REIT I, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2012 and 2011

MOODY NATIONAL REIT I, INC.
SCHEDULE III
REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION (CONTINUED)
DECEMBER 31, 2012

	2012	2011
Real estate:		
Balance at the beginning of the year	$ 7,518,525	$ 7,481,623
Acquisitions	12,000,000	—
Improvements and additions	256,615	36,902
Write-off of fully depreciated and fully amortized assets	(7,775,140)	—
Balance at the end of the year	$ 12,000,000	$ 7,518,525
Accumulated depreciation:		
Balance at the beginning of the year	$ 489,793	$ 176,937
Depreciation expense	230,391	312,856
Write-off of fully depreciated and fully amortized assets	(662,422)	—
Balance at the end of the year	$ 57,762	$ 489,793

EXHIBIT 21

Subsidiaries

Moody National Operating Partnership I, L.P. (Delaware)
Moody National Perimeter REIT JV Member, LLC (Delaware)
Moody National RI Perimeter JV, LLC (Delaware)
Moody National RI Perimeter Holding, LLC (Delaware)
Moody National RI Perimeter MT., Inc. (Delaware)
Moody National RI Perimeter Master Tenant, LLC (Delaware)
MNHP Note Holder, LLC (Delaware)
Moody National Wood-Hou Holding, LLC (Delaware)
Moody National Wood-Hou MT, Inc. (Delaware)
Moody National Wood-Hou MT, LLC (Delaware)

EXHIBIT 31.1

Certification of Chief Executive Officer Pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, Brett C. Moody, certify that:

1. I have reviewed this annual report on Form 10-K of Moody National REIT I, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 29, 2013

/s/ Brett C. Moody
Brett C. Moody
Chairman of the Board, Chief Executive Officer and President
(Principal Executive Officer)

EXHIBIT 31.2

Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Robert W. Engel, certify that:

1. I have reviewed this annual report on Form 10-K of Moody National REIT I, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 29, 2013

/s/ Robert W. Engel
Robert W. Engel
Chief Financial Officer, Treasurer and Secretary
(Principal Financial and Accounting Officer)

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002**

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and in connection with the Annual Report on Form 10-K of Moody National REIT I, Inc. (the "Company") for the year ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, the Chief Executive Officer and President of the Company, certifies, to his knowledge, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 29, 2013

/s/ Brett C. Moody
Brett C. Moody
Chairman of the Board, Chief Executive Officer and President
(Principal Executive Officer)

EXHIBIT 32.2

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002**

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and in connection with the Annual Report on Form 10-K of Moody National REIT I, Inc. (the "Company") for the year ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, the Chief Financial Officer, Treasurer and Secretary of the Company, certifies, to his knowledge, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 29, 2013

/s/ Robert W. Engel
Robert W. Engel
Chief Financial Officer, Treasurer and Secretary
(Principal Financial and Accounting Officer)